Exhibit 99.2

OPC Energy Ltd.

Consolidated Financial Statements
As at December 31, 2022

OPC Energy Ltd.

Consolidated Financial Statements as at December 31, 2022

Table of Contents
Page

Independent Auditors’ Report	F-3 - F-5

Consolidated Statements of Financial Position	F-6 - F-7

Consolidated Income Statements	F-8

Consolidated statements of comprehensive income or loss	F-9

Consolidated Statements of Changes in Equity	F-10 - F-12

Consolidated Statements of Cash Flow	F-13 - F-15

Notes to the Consolidated Financial Statements	F-16

Somekh Chaikin
Millennium Tower KPMG
17 Ha'arba'a St., P.O.B. 609
Tel Aviv 6100601
+972-3-684-8000

Independent Auditors’ Report to the Shareholders of
OPC Energy Ltd.

We have audited the accompanying consolidated statements of financial position of OPC Energy Ltd. (hereinafter - the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of income, comprehensive income or loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2022. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit according to generally accepted accounting principles in Israel, including standards set out in the Independent Auditors’ Regulations (Modus Operandi of Certified Public Accountant), 1973. Such standards require us to plan and conduct the audit in order to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and information in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management of the Company, as well as evaluating the accuracy of the overall financial statements presented. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the above consolidated financial statements present fairly, in all material aspects, the financial position of the Company and its consolidated companies as of December 31, 2022 and 2021 and their results of operations, changes in equity and cash flows for each of the three years in the period ended on December 31, 2022, in accordance with International Financial Reporting Standards (IFRS) and with the provisions of the Israeli Securities Regulations (Annual Financial Statements), 2010.

Key audit matters

The key audit matters listed below are those matters that were communicated or should have been communicated to the Company’s Board of Directors, and which in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters include, among other things, any matter that: (1) Relates, or may relate to material items or disclosures on the financial statements; and (2) our judgment in connection therewith was particularly challenging, subjective or complex. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon.  Communicating these matters, as set forth below, does not alter our opinion on the consolidated financial statements as a whole, and we do not use their communication to provide a separate opinion on these matters, nor on the items or disclosures to which they relate.

Annual impairment testing of goodwill allocated to the US renewable energies segment

Why was this matter deemed as a key audit matter

The Company and its subsidiaries assess the recoverable amount of each cash-generating unit comprising goodwill on a fixed date once a year, or more often if there are indications of impairment to the value of these cash-generating units. In order to test such assets for impairment, the Group checks whether the carrying amount of the cash-generating unit exceeds its recoverable amount, in accordance with the provisions of IAS 36 regarding impairment.

As stated in Note 12B to the aforesaid financial statements, the Company has goodwill whose balance in the statement of financial position as of December 31, 2022 is NIS 370 million; the goodwill has arisen on the acquisition date of CPV Group, and it is allocated to the US renewable energies segment (hereinafter - the “Segment”).

As stated in Section 3F1 to the aforesaid financial statements, subsequent to initial recognition goodwill is measured at cost. Company’s management assessed - through an independent external appraiser - the recoverable amount of the Segment as of December 31, 2022. Company’s management reached the conclusion that it is not required to recognize impairment in the 2022 financial statements.

We identified the impairment testing of the goodwill allocated to the Segment as a key audit matter. The key considerations for this decision are:

•	The estimate of the recoverable amount is based on subjective assumptions of the Company’s management, including the projected cash flow and discount rate.

•
The audit procedures we implemented in connection with the assessment of the appraisal of the Segment’s recoverable amount involved subjective judgment of the audit team, and the use of experts on behalf of the audit team, who had knowledge and experience in connection with appraisals.

How the key matter was addressed in the audit

Set forth below are the key audit procedures implemented by the audit team in connection with the key matter:

•	We obtained an understanding of the process of goodwill impairment testing, and reviewed the process used by management to estimate the Segment’s recoverable amounts.

•
We sought the assistance of experts possessing the required knowledge and experience in fair value valuations in order to assess the valuation method, and the reasonableness of the weighted average cost of capital.

•
We received the appraisal of the expert on behalf of the Company, and assessed the reasonableness of the significant assumptions used by the expert in developing the projected cash flows, by, among other things, comparing them to historical results and updated market data.

•	We tested the completeness of the data included in the valuation model and their adequacy.

•	We conducted a sensitivity analysis to the results of the model in connection with the key assumptions, such as energy prices and weighted average cost of capital.

We also have audited - in accordance with the standards of the Public Company Accounting Oversight Board (United States), regarding the audit of internal control over financial reporting - the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report, dated March 16, 2023 included an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Somekh Chaikin
Certified Public Accountants

March 16, 2023

KPMG Somekh Chaikin, a partnership registered in Israel and a member firm of global KPMG, which is comprised of independent firms affiliated with KPMG International Limited, a privately held limited liability British company

Somekh Chaikin
Millennium Tower KPMG
17 Ha'arba'a St., P.O.B. 609
Tel Aviv 6100601
+972-3-684-8000

Report of the Independent Auditors to the Shareholders of OPC Energy Ltd.
regarding the audit of internal control components over financial reporting

We have audited internal control components over financial reporting of OPC Energy Ltd. and its subsidiaries (hereinafter together - the "Company”) as of December 31, 2022. Based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's Board of Directors and management are responsible for maintaining effective internal control over financial reporting and for their assessment of the effectiveness of the internal control components over financial reporting attached to the periodic report as of the above date. Our responsibility is to express an opinion on the Company’s internal control components over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, ??? based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with generally accepted auditing standards in Israel, the consolidated statements of financial position of the Company and its subsidiaries as of December 31, 2022 and 2021, and the consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2022, and our report, dated March 16, 2023 expressed an unqualified opinion on those consolidated financial statements.

Somekh Chaikin
Certified Public Accountants

Tel Aviv, Israel

March 16, 2023

KPMG Somekh Chaikin, a partnership registered in Israel and a member firm of global KPMG, which is comprised of independent firms affiliated with KPMG International Limited, a privately-held limited liability British company

OPC Energy Ltd.

Consolidated Statements of Financial Position as of December 31

		2022	2021
	Note	NIS million	NIS million

Current assets

Cash and cash equivalents	5A	849	731
Short term deposits	5B	125	-
Short-term restricted deposits and cash	6	36	1
Trade receivables and accrued income	7	260	194
Other receivables and debit balances	8	190	90
Inventories		7	5
Short-term derivative financial instruments	23	10	2

Total current assets		1,477	1,023

Non‑current assets

Long-term restricted deposits and cash	6	53	93
Prepaid expenses and other long-term receivables	9	179	178
Investments in associates	26	2,296	1,696
Deferred tax assets	19	22	59
Long-term derivative financial instruments	23	57	36
Property, plant & equipment	10	4,324	3,594
Right‑of‑use assets	11	347	302
Intangible assets	12	777	698

Total non‑current assets		8,055	6,656

Total assets		9,532	7,679

OPC Energy Ltd.

Consolidated Statements of Financial Position as of December 31

		2022	2021
	Note	NIS million	NIS million

Current liabilities

Current maturities of long-term loans from banks and financial institutions	16	92	68
Current maturities of loans from non‑controlling interests	25D	13	29
Current maturities of debentures	17	33	22
Trade payables	13	335	468
Payables and credit balances	14	110	87
Short-term derivative financial instruments	23	3	27
Current maturities of lease liabilities	11	61	59
Current tax liabilities		2	-

Total current liabilities		649	760

Non‑current liabilities

Long-term loans from banks and financial institutions	16	1,724	1,451
Long-term loans from non-controlling interests	25D	424	404
Debentures	17	1,807	1,789
Long-term lease liabilities	11	69	44
Other long‑term liabilities	15	146	91
Deferred tax liabilities	19	347	299

Total non-current liabilities		4,517	4,078

Total liabilities		5,166	4,838

Equity	20

Share capital		2	2
Share premium		3,209	2,392
Capital reserves		327	68
Outstanding loss		(31)	(198)

Total equity attributable to the Company’s shareholders		3,507	2,264

Non‑controlling interests		859	577

Total equity		4,366	2,841

Total liabilities and equity		9,532	7,679

Yair Caspi	Giora Almogy	Ana Berenshtein Shvartsman
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial Officer

Date of approval of the financial statements: March 16, 2023.

The accompanying notes are an integral part of the consolidated financial statements.

OPC Energy Ltd.

Consolidated statement of income for the year ended December 31

		2022	2021	2020
	Note	NIS million	NIS million	NIS million

Revenues from sales and provision of and services	21A	1,927	1,575	1,362
Cost of sales and services (excluding depreciation and amortization)	21B	1,404	1,086	1,010
Depreciation and amortization		191	171	114

Gross profit		332	318	238

General and administrative expenses	21C	239	177	50
Share in the profits (losses) of associates	26	286	(35)	-
Transaction expenses in respect of acquisition of the CPV Group		-	2	42
Business development expenses	21D	50	27	9
Other income, net		-	-	1

Operating profit		329	77	138

Finance expenses	21E	167	194	132
Finance income	21E	120	9	1
Loss from disposal of financial liabilities, net	21E	-	272	41

Finance expenses, net		47	457	172

Profit (loss) before income taxes		282	(380)	(34)

Taxes on income (tax benefit)	19	65	(77)	12

Profit (loss) for the year		217	(303)	(46)

Attributable to:
The Company’s shareholders		167	(219)	(61)
Non-controlling interests		50	(84)	15

Profit (loss) for the year		217	(303)	(46)

Earnings (loss) per share attributed to the Company’s owners	22

Basic earnings (loss) per share (in NIS)		0.79	(1.15)	(0.40)

Diluted earnings (loss) per share (in NIS)		0.78	(1.15)	(0.40)

The accompanying notes are an integral part of the consolidated financial statements.

OPC Energy Ltd.

Consolidated statement of comprehensive income or loss for the year ended December 31

	2022	2021	2020
	NIS million	NIS million	NIS million

Profit (loss) for the year	217	(303)	(46)

Components of other comprehensive income (loss) that, subsequent to initial recognition in comprehensive income, were or will be transferred to profit and loss

Effective portion of the change in the fair value of cash flow hedges	50	28	(156)

Net change in fair value of derivative financial instruments used to hedge cash flows recognized in the cost of the hedged item.	(4)	120	10

Net change in fair value of derivative financial instruments used to hedge cash flows transferred to profit and loss	(14)	(7)	22

Group’s share in other comprehensive income of associates, net of tax	64	40	-

Foreign currency translation differences in respect of foreign operations	267	(40)	-

Tax on other comprehensive income (loss) items	(9)	(1)	5

Other comprehensive income (loss) for the year, net of tax	354	140	(119)

Total comprehensive income (loss) for the year	571	(163)	(165)

Attributable to:
The Company’s shareholders	412	(82)	(180)
Non-controlling interests	159	(81)	15

Total comprehensive income (loss) for the year	571	(163)	(165)

The accompanying notes are an integral part of the consolidated financial statements.

OPC Energy Ltd.

Consolidated Statements of Changes in Equity

	Attributable to the Company’s shareholders
	Share capital	Share premium	Capital reserve from transactions with non-controlling interests and merger	Hedge fund	Foreign operations translation reserve	Capital reserve from transactions with share-holders	Capital reserve for share-based payment	Outstanding loss	Total	Non‑contro-lling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

For the year ended December 31, 2022

Balance as at January 1, 2022	2	2,392	(25)	32	(27)	78	10	(198)	2,264	577	2,841

Issuance of shares (less issuance expenses)	*-	815	-	-	-	-	-	-	815	-	815
Investments by holders of non-controlling interests in equity of subsidiary	-	-	-	-	-	-	-	-	-	123	123
Share-based payment	-	-	-	-	-	-	16	-	16	-	16
Exercised options and RSUs	*-	2	-	-	-	-	(2)	-	-	-	-
Other comprehensive income for the year	-	-	-	59	186	-	-	-	245	109	354
Profit for the year	-	-	-	-	-	-	-	167	167	50	217

Balance as at December 31, 2022	2	3,209	(25)	91	159	78	24	(31)	3,507	859	4,366

* Amount is less than NIS 1 million.

The accompanying notes are an integral part of the consolidated financial statements.

OPC Energy Ltd.

Consolidated Statements of Changes in Equity

	Attributable to the Company’s shareholders
	Share capital	Share premium	Capital reserve from transactions with non-controlling interests and merger	Hedge fund	Foreign operations translation reserve	Capital reserve from transactions with share-holders	Capital reserve for share-based payment	Retained earnings (loss)	Total	Non‑cont-rolling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

For the year ended December 31, 2021

Balance as at January 1, 2021	2	1,714	(25)	(132)	-	78	5	21	1,663	41	1,704

Issuance of shares (less issuance expenses)	*-	674	-	-	-	-	-	-	674	-	674
Investments by holders of non-controlling interests in equity of subsidiary	-	-	-	-	-	-	-	-	-	629	629
Non-controlling interests in respect of business combinations	-	-	-	-	-	-	-	-	-	21	21
Share-based payment	-	-	-	-	-	-	9	-	9	-	9
Exercised options and RSUs	*-	4	-	-	-	-	(4)	-	-	-	-
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	-	(33)	(33)
Other comprehensive income (loss) for the year	-	-	-	164	(27)	-	-	-	137	3	140
Loss for the year	-	-	-	-	-	-	-	*(219)	(219)	(84)	(303)

Balance as at December 31, 2021	2	2,392	(25)	32	(27)	78	10	(198)	2,264	577	2,841

* Amount is less than NIS 1 million.

The accompanying notes are an integral part of the consolidated financial statements.

OPC Energy Ltd.

Consolidated Statements of Changes in Equity

	Attributable to the Company’s shareholders
	Share capital	Share premium	Capital reserve from transactions with non-controlling interests and merger	Hedge fund	Capital reserve from tran-sactions with share-holders	Capital reserve for share-based payment	Retained earnings	Total	Non‑cont-rolling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

For the year ended December 31, 2020

Balance as at January 1, 2020	1	635	(4)	(13)	78	4	82	783	69	852

Issuance of shares (less issuance expenses)	1	1,077	-	-	-	-	-	1,078	-	1,078
Acquisition of non-controlling interests	-	-	(21)	-	-	-	-	(21)	-	(21)
Share-based payment	-	-	-	-	-	3	-	3	-	3
Exercised options and RSUs	*-	2	-	-	-	(2)	-	-	-	-
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	(43)	(43)
Other comprehensive loss for the year	-	-	-	(119)	-	-	-	(119)	-	(119)
Profit (loss) for the year	-	-	-	-	-	-	(61)	(61)	15	(46)

Balance as at December 31, 2020	2	1,714	(25)	(132)	78	5	21	1,663	41	1,704

* Amount is less than NIS 1 million.

The accompanying notes are an integral part of the consolidated financial statements.

OPC Energy Ltd.

Consolidated Statement of Cash Flows for the year ended December 31

	2022	2021	2020
	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit (loss) for the year	217	(303)	(46)
Adjustments:
Depreciation, amortization, and diesel fuel consumption	210	185	133
Finance expenses, net	47	457	172
Taxes on income (tax benefit)	65	(77)	12
Share in losses (profits) of associates	(286)	35	-
Gain on sale of a subsidiary	-	-	(1)
Share-based compensation payments	62	58	3
	315	355	273

Changes in inventory, trade and other receivables	(84)	(2)	(47)
Changes in trade payables, other payables and long-term liabilities	(19)	1	131
	(103)	(1)	84

Dividends received from associates	-	32	-
Income tax paid	(5)	(1)	-
	(5)	31	-

Net cash from operating activities	207	385	357

Cash flows from investing activities
Interest received	8	-	1
Short-term restricted deposits and cash, net	(33)	207	(89)
Withdrawal from (deposits into) short-term deposits	(125)	1,607	(1,607)
Provision of short-term collateral	(79)	(34)	-
Release of short-term collateral	17	-	-
Withdrawals from long-term restricted cash	44	172	134
Deposits to long-term restricted cash	(2)	(31)	(107)
Acquisition of subsidiaries, net of cash acquired	-	(2,152)	(47)
Acquisition of an associate and investment in associates	(10)	(28)	-
Long-term loans to an associate	-	(17)	-
Proceeds for repayment of partnership capital from associates	15	154	-
Proceeds of sale of a subsidiary net of cash sold	-	-	1
Long-term advance payments and prepaid expenses	(38)	(23)	(199)
Purchase of property, plant and equipment	(869)	(746)	(250)
Refunds for right‑of‑use assets and property, plant, and equipment	-	16	-
Purchase of intangible assets	(35)	(5)	(1)
Payment for derivative financial instruments	(18)	(21)	(19)
Proceeds for derivative financial instruments	23	3	5

Net cash used in investing activities	(1,102)	(898)	(2,178)
The accmpanying notes are an integral part of the consolidated financial statements.

OPC Energy Ltd.

Consolidated Statement of Cash Flows for the year ended December 31

	2022	2021	2020
	NIS million	NIS million	NIS million

Cash flows for financing activities

Proceeds of share issuance, less issuance expenses	815	674	1,078
Proceeds of debenture issuance, less issuance expenses	-	842	974
Receipt of long-term loans from banks and financial institutions	291	682	251
Receipt of long-term loans from non-controlling interests	46	421	-
Investments by holders of non-controlling interests in equity of subsidiary	123	629	-
Interest paid	(86)	(102)	(86)
Prepaid costs for loans taken	(9)	(16)	(30)
Dividend paid to non-controlling interests	-	(33)	(43)
Repayment of long-term loans from banks and others	(74)	(1,936)	(134)
Repayment of long-term loans from non-controlling interests	(89)	-	-
Repayment of debentures	(20)	(19)	(324)
Repayment of other long‑term liabilities	-	(94)	-
Acquisition of non-controlling interests	-	-	(26)
Payment for derivative financial instruments	(3)	(58)	(21)
Proceeds for derivative financial instruments	-	13	-
Repayment of principal in respect of lease liabilities	(8)	(6)	(1)

Net cash provided by (used for) financing activities	986	997	1,638

Net increase (decrease) in cash and cash equivalents	91	484	(183)

Cash and cash equivalents balance at the beginning of the year	731	200	385

Effect of exchange rate fluctuations on cash and cash equivalent balances	27	47	(2)

Cash and cash equivalents balance at the end of the year	849	731	200

The accompanying notes are an integral part of the consolidated financial statements.

OPC Energy Ltd.

Consolidated Statement of Cash Flows for the year ended December 31

Appendix A - Changes Arising from Financing Activity

	Loans from banks and financial institutions	Loans from non‑controlling interests	Debentures	Financial instruments designated for hedging
	NIS million
Liability (asset) as of January 1, 2022	1,520	434	1,824	(26)
Changes arising from cash flows:
Payment for derivative financial instruments	-	-	-	(3)
Receipt of loans	291	46	-	-
Repayment of debentures and loans	(74)	(89)	(20)	-
Interest paid	(38)	(7)	(40)	-
Prepaid costs for loans taken	(9)	-	-	-
Total changes arising from cash flows	170	(50)	(60)	(3)
Effect of changes in foreign currency exchange rates	39	29	-	(2)
Interest and CPI expenses	92	24	90	-
Changes in fair value, application of hedge accounting and other	(4)	-	-	(26)
Total changes arising from non-cash activity	127	53	90	(28)

Liability (asset) as at December 31, 2022	1,817	437	1,854	(57)

	Loans from banks and financial institutions	Loans from non‑controlling interests	Debentures	Financial instruments designated for hedging
	NIS million
Liability as at January 1, 2021	1,979	1	980	35
Changes arising from cash flows:
Payment for derivative financial instruments	-	-	-	(45)
Issuance of debentures and receipt of loans	682	421	842	-
Repayment of debentures and loans	(1,936)	-	(19)	-
Interest paid	(81)	-	(20)	-
Prepaid costs for loans taken	(16)	-	-	-
Total changes arising from cash flows	(1,351)	421	803	(45)
Changes due to gain of control in subsidiaries	556	-	-	39
Effect of changes in foreign currency exchange rates	(19)	(5)	-	-
Interest and CPI expenses	125	14	41	-
Changes in fair value, application of hedge accounting and other	230	3	-	(55)
Total changes arising from non-cash activity	892	12	41	(16)
Liability (asset) as of December 31, 2021	1,520	434	1,824	(26)

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 1 - GENERAL

The Reporting Entity

OPC Energy Ltd. (hereinafter – the "Company”) was incorporated in Israel on February 2, 2010. The Company’s registered address is 121 Menachem Begin Road., Tel Aviv, Israel. The controlling shareholder in the Company is Kenon Holdings Ltd. (hereinafter - the “Parent Company”), a company incorporated in Singapore, the shares of which are dual-listed on the New York Stock Exchange (NYSE) and the Tel Aviv Stock Exchange (hereinafter - the “TASE”).

The Company is a publicly-traded company whose securities are traded on the TASE.

As of the date of the report, the Group is engaged in the generation and supply of electricity and energy through three operating segments (which constitute reportable segments in the financial statements):

1.
Israel - As part of this area of activity, the Company is engaged in the generation and supply of electricity and energy, mainly to private customers and to the System Operator, and in the development, construction and operation of power plants and energy generation facilities powered using natural gas and renewable energy in Israel. Upon completion of the Veridis transaction in January 2023 for the investment in and restructuring of the Israel area of activity, as of the approval date of the report, the Company coordinates its activity in Israel through OPC Holdings Israel Ltd. (hereinafter - “OPC Israel”). The Company is also engaged in the field of electric vehicles charging and energy management in Israel through Gnrgy. For more information about the completion of the Veridis transaction, see Note 29A.

2.
Renewable energies in the USA - in this area of activity, the Company is engaged - through CPV Group - in the initiation, development, construction and holding of renewable energy power plants (solar and wind) in the USA, and in the supply of electricity from renewable sources.

3.
Energy transition in the USA - as part of this operating segment, the Company is engaged - through CPV Group - in the development, construction and holding of high-efficiency gas-fired power plants in the USA. which supply efficient and reliable electricity in the USA. The active power plants and the power plants under construction in this area of activity are held through associates (which are not included in the Company’s financial statements).

In addition, the Company is engaged, through CPV Group, in a number of business activities in the USA, which - as of the report date - are not material to the Group’s operating results (and do not constitute reportable segments in the financial statements):

1.	Initiation and development of projects for generation of electricity and energy (high-efficiency gas-powered power plants) that integrate carbon capturing capabilities;

2.	Providing assets and energy management services for power plants in the US that are partly owned by the Group and by third parties.

3.	At the beginning of 2023, CPV Group launched its retail electricity sale activity to commercial customers, which is designed to complement CPV Group’s electricity production activity.

For further information – see Note 27.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 1 - GENERAL (cont.)

Definitions

1.	The Company - OPC Energy Ltd.

2.	The Group - OPC Energy Ltd. and its investees.

3.
Consolidated companies/subsidiaries - companies, including partnerships, whose financial statements are fully consolidated, whether directly or indirectly, in the Company’s financial statements, specifically: (1) in Israel: OPC Israel, OPC Hadera Expansion Ltd. (hereinafter - the “Hadera 2”), AGS Rotem Ltd. (hereinafter - “Rotem 2”), Gnrgy Ltd. (hereinafter - “Gnrgy”), OPC Power Plants Ltd. (hereinafter - “OPC Power Plants”), OPC Rotem Ltd. (hereinafter - “Rotem”), OPC Hadera Ltd. (hereinafter - “Hadera”), Zomet Energy Ltd. (hereinafter - “Zomet”), OPC Sorek 2 Ltd. (hereinafter - “Sorek 2”). (2) In the USA, the Company holds - through OPC Power Ventures LP (hereinafter - “OPC Power”) - the CPV Group, that wholly-owns, among other things, CPV Keenan II Renewable Energy Company, LLC (hereinafter - “Keenan”), CPV Maple Hill Solar, LLP (hereinafter - “Maple Hill”) and CPV Stagecoach Solar, LLC (hereinafter - “Stagecoach”).

4.
Investee companies - consolidated companies and companies, including a partnership or joint venture, the Company’s investment in which is included, directly or indirectly, in the financial statements based on the equity method, specifically: CPV Fairview, LLC (hereinafter - “Fairview”), CPV Maryland, LLC (hereinafter - “Maryland”), CPV Shore Holdings, LLC (hereinafter - “Shore”), CPV Towantic, LLC (hereinafter - “Towantic”), CPV Valley Holdings, LLC (hereinafter - “Valley”) and CPV Three Rivers, LLC (hereinafter - “Three Rivers”).

5.	Related parties - as defined in IAS 24 (2009), Related Party Disclosures.

6.	Interested parties - as defined in Paragraph (1) of the definition of an “interested party” in a company in Section 1 of the Israel Securities Law, 1968.

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

A.	Statement of compliance with International Financial Reporting Standards (IFRS)

The consolidated financial statements were prepared by the Group in accordance with Financial Reporting Standards (hereinafter - IFRS). Such financial statements were also prepared in accordance with the Israeli Securities Regulations (Annual Financial Statements), 2010.

The Company’s consolidated financial statements were approved for publication by its Board of Directors on March 16, 2023.

B.        Functional and presentation currency

The New Israeli Shekel is the currency that represents the primary economic environment in which the Company operates (hereinafter - “NIS”). Accordingly, the NIS is the Company’s functional currency. The NIS also serves as the presentation currency in these financial statements. Currencies other than the NIS constitute foreign currency.

C.        Basis of measurement

The financial statements were prepared according to the historical cost basis, other than: derivative financial instruments at fair value through profit and loss, derivatives measured at fair value through other comprehensive income, liability in respect of profit-sharing to CPV Group employees, treated as a cash-settled share-based payment transaction, deferred tax assets and liabilities and provisions. For further details, see Note 3.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS (cont.)

D.        The operating cycle periods

The Group’s normal operating cycle period is one year. Therefore, current assets and current liabilities include items whose disposal is planned and expected during the Group’s normal operating cycle.

E.        Use of estimates and judgments

In preparation of the financial statements in accordance with the IFRS, the Company’s management is required to use judgment when making estimates, assessments and assumptions that affect implementation of the policies and the amounts of assets, liabilities, income and expenses. It is clarified that the actual results may differ from these estimates.

When formulating accounting estimates used in preparing the Group’s financial statements, the Group’s management was required to use assumptions concerning circumstances and events that involve significant uncertainty. In determining the estimates, the Group management’s discretion is based on past experience, various facts, external factors and reasonable assumption under the appropriate circumstances for each estimate.

These estimates and underlying assumptions are reviewed regularly. Changes in accounting estimates are recognized in the period in which the estimates were revised and in any future affected period.

Information regarding the assumptions made by the Group in respect of the future and other major factors for uncertainty regarding the estimates that have a significant risk of resulting in a material adjustment in the carrying amount of assets and liabilities in the next financial year, is included in the following items:

1.	Expected useful life of property, plant and equipment

Property, plant and equipment is depreciated using the straight line method over the expected useful life, considering the residual value of the assets. The Group routinely re-examines the expected useful life of property, plant and equipment in order to determine the depreciation expenses to be recognized for the period. The useful life is based on the Group’s past experience in respect of similar assets and takes into account expected technological changes. Depreciation expenses in respect of future periods are adjusted to reflect significant changes compared to previous estimates, if any. For further information, see Note 3E.

2.	Assessment of the prospects of contingent liabilities

A derivative claim was filed against the Company, which deals with transactions for the purchase of natural gas as stated in Note 28A, whose outcome may have a material impact on the Group’s results. Cancellation or creation of a provision in respect of the said contingent liability is based on the assumption of whether the outflow of economic resources will more likely than not be required in respect of such contingent liabilities.

3.	Allocation of acquisition costs

The Group uses estimates to allocate the acquisition costs, specifically in business combination transactions, to tangible and intangible assets and to the acquired liabilities. In addition, when determining the depreciation rates of the tangible and intangible assets and liabilities, the Group estimates the expected life of the asset or liability. In its calculation of those estimates, the Group uses, among other things, external and independent appraisers. In the reporting period, the Group did not conduct transactions in respect of which it was required to allocate excess cost.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS (cont.)

4.	Recoverable number of cash-generating units that include goodwill and testing for indications of impairment of non-financial assets, including investments in equity-accounted associates.

Every year the Group calculates the recoverable amount of cash-generating units to which goodwill balances are allocated, based, among other things, on the discounted expected cash flows. In its calculation of the recoverable amount, the Group uses, among other things, external and independent appraisers. For further information, see Note 12B.

Furthermore, on each reporting date, the Group assesses whether there are indications of impairment of non-financial assets and/or cash-generating units, specifically property, plant & equipment, and investments in associates, and where necessary calculates the recoverable amount of those assets/investments.

5.	Ability to recover development and construction costs of projects.

In order to capitalize projects’ development and construction costs, the Group uses estimates for receipt of regulatory approvals, the existence of a link to the land, the ability to connect to electricity, signing PPAs with customers, etc. and the expectation of generating future economic benefits from the projects. If in subsequent periods there is a deterioration in the Group’s estimates regarding a project, specifically a failure to obtain the required regulatory approvals, capitalized costs are expensed in profit and loss.

F.        Reclassification and restatement

The Group carried out immaterial classifications in its comparison figures so that their classification will match their classification in the current financial statements. The said classifications do not have a material effect on the statement of income.

G.        Changes in accounting policies

First-time application of new standards, amendments to standards and interpretations

First-time application of Amendment to IAS 16 - Property, Plant, and Equipment: Costs Directly Attributable to Property, Plant, and Equipment

The amendment, which came into effect on January 1, 2022, revoked the requirement whereby in calculating costs that are directly attributable to property, plant and equipment, the net proceeds from the sale of any items produced in the process (such as samples produced at the time of testing the equipment) should be deducted from the costs of testing the proper functioning of the asset. Instead, such proceeds will be recognized in profit and loss according to the relevant standards, and the cost of items sold shall be measured in accordance with the measurement requirements of IAS 2, Inventories.

The Company applied the amendment retrospectively, including revision of the comparative amounts, but only for items of property, plant and equipment that were brought to the location and status required for them to be able to function in the manner contemplated by management after the earliest reporting period presented on first-time application of the amendment, i.e., as from January 1, 2020. The first-time application did not have a material effect on the Group’s financial position and/or operating results.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

The accounting policy principles below will be applied consistently to all periods presented in these consolidated financial statements by entities of the Group, except as described in Note 2G - First-time application of new standards, amendments to standards and interpretations.

A.        Basis of consolidation

1.	Business combinations

The Group applies the acquisition method to all business combinations. The acquisition date is the date on which the acquirer obtains control over the acquiree. Control exists when the Group is exposed, or has rights to variable returns from its involvement with the acquiree and has the ability to affect those returns through its power over the acquiree. When testing for control, substantive rights held by the Group and others are taken into account. On acquisition date, the acquirer recognizes a contingent liability assumed in a business combination if there is a present obligation resulting from past events and its fair value can be reliably measured. The consideration transferred includes the fair value of the assets transferred to the previous owners of the acquiree, the liabilities incurred by the acquirer to the previous owners of the acquiree as well as equity interests issued by the Group. In addition, goodwill is not updated in respect of utilization of tax loss carryforwards that existed on the business combination date.

Costs associated with the acquisition incurred by the acquirer in respect of a business combination, such as: brokers’ commissions, consultants’ fees, legal fees, valuations and other fees and commissions relating to professional services or consulting services, except for those relating to issuance of debt or equity instruments in connection with the business combination, are recognized as expenses in the period in which the services were received.

2.	Goodwill

The Group recognizes goodwill on acquisition date according to the fair value of the consideration transferred less the net amount of the identifiable assets acquired and the liabilities assumed. Goodwill is initially recognized as an asset based on its cost, and in subsequent periods, is measured at cost less accumulated impairment losses.

Cash-generating units to which goodwill has been allocated are aggregated such that the level at which impairment is tested reflects the lowest level at which goodwill is subject to monitoring for internal reporting purposes, but in no case is it higher than an operating segment. In cases where goodwill is not monitored for internal management purposes, goodwill is allocated to operating segments rather than to a cash-generating unit or a group of cash-generating units that is smaller than an operating segment.

Goodwill is allocated to each of the Group’s cash‑generating units that is expected to benefit from the synergy of the business combination. Cash‑generating units to which goodwill was allocated are tested for impairment each year, or more frequently if there are indications of a possible impairment of the unit, as stated.

When executing a restructuring that changes the composition of cash-generating units to which goodwill was allocated, the Company reallocates the goodwill to the cash-generating units that were impacted. The reallocation of the goodwill is executed using the relative value approach, unless the Company knows to directly allocate the economic value of the goodwill recognized on the original business combination date to the different cash-generating units.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (cont.)

3.	Subsidiaries

Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date of loss of control.

The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group.

4.	Non‑controlling interests.

Non-controlling interests are the equity of a subsidiary that cannot be attributed, directly or indirectly, to the parent company, and they include additional components.

Measurement of non-controlling interests on the date of the business combination

Non-controlling interests, which are instruments that grant present ownership rights and grant the holder a share of the net assets in the event of liquidation, are measured on the date of the business combination at fair value or based on their proportionate share of the identified assets and liabilities of the acquiree, based on each transaction separately.

Allocation of profit or loss and other comprehensive income among shareholders

Profit or loss and any component of other comprehensive income are attributed to the owners of the Company and the non-controlling interests. The total profit or loss and other comprehensive income are attributed to the owners of the Company and the non-controlling interests even if the resulting balance of non-controlling interests is negative.

4.          Non‑controlling interests (cont.)

Transactions with non-controlling interests, while maintaining control

Transactions with non-controlling interests while maintaining control are treated as equity transactions. Any difference between the consideration paid or received and the change in non-controlling interests is attributed to the share of the owners of the Company in a capital reserve from transactions with non-controlling interests and mergers.

The amount at which non-controlling interests are adjusted at an increase in the holding rate, according to the proportionate share acquired of the balance of the non-controlling interests in the consolidated financial statements prior to the transaction.

Issuance of a put option to non-controlling interests.

A put option which was issued by the Group to non-controlling interests is settled, at the Group’s discretion, in cash or a variable number of Group companies shares; the option is accounted for separately from the shares held by the non-controlling interests.

In such a case, the Group recognizes non-controlling interests within equity, and the put option is accounted for as a financial derivative under financial liabilities, measured at fair value through profit and loss. Changes in fair value of the derivative are recognized in profit and loss as finance income (expenses).

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (cont.)

5.         Loss of control

Upon loss of control, the Group derecognizes the assets and liabilities of the subsidiary, any non-controlling interests and other equity components attributable to the subsidiary. The difference between the consideration and the derecognized balances is recognized in profit and loss in the other income line item.

6.         Investment in associates and joint ventures

Associates are entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies but not control or joint control. Significant influence is the power to participate in making decisions relating to the financial and operational policies of the investee company. In testing for significant influence, potential voting rights that are currently exercisable or convertible into shares of the investee are taken into account.

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost. The investment cost includes transaction costs. Transaction costs that are directly attributable to an expected acquisition of an associate are recognized as an asset under the deferred expenses line item in the statement of financial position. These costs are added to the investment cost on the acquisition date. The consolidated financial statements include the Group’s share of the income and expenses in profit or loss and of other comprehensive income of associates, after adjustments to align the accounting policies with those of the Group, from the date that significant influence commences until the date that significant influence ceases. Where the Group disposes of part of an investment that is an associate that includes foreign operations while maintaining significant influence, the proportionate part of the cumulative amount of the exchange rate differences is reclassified to profit and loss. The Company's share in profit or loss from associates will be recorded under operating profit or loss.

7.         Loss of significant influence

The Group ceases to apply the equity method from the date on which it lost significant influence over the associate and treats the remaining investment as a financial asset or subsidiary, as applicable.

On the date of loss of significant influence or joint control, the Group measures at fair value, any remaining investment in the associate.

The Group recognizes in profit and loss under the other income or expenses item, any difference between the fair value of any investment remaining plus any consideration from disposal of part of the investment in the associate and the carrying amount of the investment on that date.

The amounts recognized in equity through other comprehensive income in respect of that associate are reclassified to profit, loss or retained earnings, in the same way as would have been required had the associate independently disposed of the assets or liabilities.

8.         Transactions eliminated on consolidation

Intra-group balances, any unrealized income and expenses, and profits arising from intra-group transactions, were eliminated in the preparation of the consolidated financial statements. Unrealized losses were eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

B.        Business combinations under common control

Acquisition of interests in businesses controlled by the controlling shareholder of the Group were accounted for using the book value approach, as if the acquisition were made on the day control was first gained by the controlling shareholder of the Group. For this purpose, the comparative data were restated. The acquired assets and liabilities are presented at the values previously presented in the consolidated financial statements of the controlling shareholder of the Group. The Group’s equity components were restated from the date control was first gained by the controlling shareholder of the Group, so that the equity components of the acquired entity were added to the Group’s existing equity components.

Any difference between the issuance proceeds for the acquisition and the values of the acquired assets and liabilities on the date control was achieved, and the investment of the controlling shareholder of the acquired company in the period subsequent to achievement of control is recognized directly in equity as a capital reserve from transactions with non-controlling interests and mergers.

C.        Foreign currency

1.	Foreign currency transactions

Foreign currency transactions are translated into the functional currency of the Group companies at the exchange rate effective on the transaction dates. Monetary assets and liabilities denominated in Foreign Currencies on the reporting date are translated to the functional currency at the exchange rate at that date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate as at the date on which the fair value was determined. The exchange rate differences due to translation of the functional currency are usually recognized in profit and loss (except for differences from cash flow hedges, which are recognized in other comprehensive income, in respect of the effective part of the hedge). Non-monetary items denominated in Foreign Currencies that are measured at historical cost are translated using the exchange rate at the transaction date.

2.	Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to NIS at exchange rates in effect at the reporting date. The income and expenses of foreign operations are translated to NIS at exchange rates in effect at the transaction dates. Foreign exchange differences are recognized in other comprehensive income and are presented in equity in the foreign operations translation reserve (hereinafter – “translation reserve”). Exchange rate differentials in respect of loans provided to foreign operations are recognized in other comprehensive income and presented in equity in the foreign operations translation reserve. When the foreign operation is not a wholly-owned subsidiary of the Company, the pro rata share of the foreign operation translation difference is allocated to the non-controlling interests.

Generally, foreign exchange rate differentials from loans received from or provided to a foreign operation, including foreign operations that are subsidiaries, are recognized in profit or loss in the consolidated financial statements.

When the settlement of loans received from or provided to a foreign operation is neither planned nor likely in the foreseeable future, gains and losses from foreign exchange rate differentials arising from these monetary items are included in the investment in the foreign operation, net, and are recognized in other comprehensive income and stated in equity under the translation reserve.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

D.	Financial instruments

1.	Non-derivative financial assets

Initial recognition and measurement of financial assets

The Group initially recognizes trade receivables and issued debt instruments as they are incurred. All other financial assets are initially recognized on the date when the Group becomes party to the contractual terms of the instrument.

A financial asset is initially measured at fair value plus the transaction costs attributable directly to the acquisition or issuance of the financial asset. A trade receivable without a significant financing component is initially measured at the transaction price. Receivables from contractual assets are initially measured at the carrying amount of the contractual assets on the date of reclassification from a contractual asset to receivables.

Derecognition of financial assets

Financial assets are derecognized when the contractual rights of the Group to the cash flows from the asset expire, or the Group transfers the rights to receive the contractual cash flows arising from the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are substantively transferred.

If the Group is essentially left with the risks and rewards of ownership of the financial asset, the Group continues to recognize the financial asset.

Classification of financial assets into groups and the accounting treatment of each group

On the date of initial recognition, financial assets are classified to one of the following measurement categories: amortized cost; or fair value through profit and loss.

Financial assets are not reclassified in subsequent periods unless, and only if, the Group changes its business model for management of financial debt assets, in which case the affected financial debt assets are reclassified at the beginning of the reporting period subsequent to the business model change.

A financial asset is measured at amortized cost if it meets both of the following two conditions cumulatively and is not designated for measurement at fair value through profit and loss:

-	It is held within a business model whose objective is to hold assets in order to collect the contractual cash flows; and

-
The contractual terms and conditions of the financial asset provide entitlement, at specified dates, to cash flows that are only principal and interest payments in respect of the outstanding principal amount.

All financial assets not classified as measured at amortized cost are measured at fair value through profit and loss.

The Group has balances of trade and other receivables and deposits held under a business model whose objective is collection of contractual cash flows. The contractual cash flows in respect of such financial assets include only principal and interest payments that reflect consideration for the time value of the money and the credit risk. Accordingly, such financial assets are measured at amortized cost.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

D.	Financial instruments

1.	Non-derivative financial assets

Assessment of whether cash flows include principal and interest only.

For the purpose of assessing whether the cash flows include principal and interest only, ‘principal’ is the fair value of the financial asset on the date of initial recognition. ‘Interest’ consists of consideration for the time value of the money, for the credit risk attributed to the outstanding principal during a certain time period and for other basic risks and costs of the loan, as well as a profit margin.

When assessing whether contractual cash flows are payments of principal and interest only, the Group examines the contractual terms of the instrument, and in this context, it estimates whether the financial asset includes a contractual condition that may change the timing or amount of the contractual cash flows so that it fails to meet the said condition. In making this assessment, the Group takes into account the following considerations:

-	Any contingent events that will change the timing or amount of the cash flows;
-	Terms that may change the nominal interest rate, including variable interest;
-	Extension or early repayment characteristics; and
-	Terms that limit the Group’s right to cash flows from defined assets (for example, a non-recourse financial asset).

An early repayment characteristic is consistent with the principal and interest only criterion if the early repayment amount essentially represents the unpaid principal and interest amounts in respect of the outstanding principal amount, which may include reasonable compensation, received or paid, in respect of early termination of the contract.

Subsequent measurement and profits and losses

Financial assets at fair value through profit and loss

In subsequent periods, such assets are measured at fair value. Net profits and losses, including interest income or dividends, are recognized in profit and loss (except certain derivative instruments designated as hedging instruments).

Financial assets at amortized cost

These assets are measured in subsequent periods at amortized cost using the effective interest method net of impairment losses. Interest income, exchange rate profits or losses and impairment are recognized in profit and loss. Any profit or loss from derecognition is also recognized in profit and loss.

2.	Non-derivative financial liabilities

Non-derivative financial liabilities include: loans and credit from banks and other lenders, marketable debt instruments, capital notes from shareholders, finance lease liabilities, and trade and other payables.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

D.	Financial instruments (cont.)

2.	Non-derivative financial liabilities (cont.)

Initial recognition of financial liabilities

The Group initially recognizes debt instruments as they are incurred. Other financial liabilities are initially recognized at the transaction date when the Group becomes party to the contractual provisions of the instrument.

Subsequent measurement of financial liabilities

Financial liabilities are initially recognized at fair value net of any attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. Transaction costs that are directly attributable to an expected issuance of an instrument that will be classified as a financial liability are recognized as an asset under the deferred expenses line item in the statement of financial position. These transaction costs are deducted from the financial liability upon initial recognition.

Derecognition of financial liabilities

Financial liabilities are derecognized when the obligation of the Group, as specified in the agreement, expires or when it is discharged or canceled.

Changes in material terms of a debt instrument

Replacement of debt instruments with materially different terms is treated as elimination of the original financial liability and recognition of a new financial liability. In such case, the entire difference between the amortized cost of the original financial liability and the fair value of the new financial liability is reclassified in profit and loss in the loss from repayment of financial liabilities, net.

The terms and conditions are substantively different if the discounted present value of the cash flows according to the new terms and conditions, including any fees and commissions paid, less any fees and commissions received and discounted using the original effective interest rate, is different by at least ten percent from the discounted present value of the remaining cash flows of the original financial liability.

Netting of financial instruments

Financial assets and liabilities are netted and the net amount is presented in the statement of financial position when the Group currently has a legal right to offset the amounts and intends either to settle the asset and liability on a net basis or to dispose of the asset and settle the liability simultaneously.

3.	Derivative financial instruments, including hedge accounting

Hedge accounting

On initial designation of the accounting hedge, the Group formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

The Group estimates, upon creation of the hedge and in the subsequent periods, whether the hedge is expected to be highly effective in offsetting changes in fair value or in the cash flows attributable to the hedged risk during the period for which the hedge is designated, and whether the actual results of the hedge are within a range of 80% to 125%.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

D.	Financial instruments (cont.)

In respect of cash flow hedging, a forecast transaction that is a hedged item must be at a highly probable level and cause exposure to cash flow changes that may ultimately affect profit and loss.

Changes in fair value of derivatives used to hedge cash flows in respect of the effective part of the hedge are recognized through other comprehensive income directly in a capital reserve for hedges. For the non-effective part, the changes in fair value are recognized in profit and loss. The amount accumulated in a capital reserve for hedges is reclassified to the hedged assets in the statement of financial position or statement of income in the period in which the cash flows affect such assets or the statement of income, respectively, and is presented in the same category in the financial statements as the hedged item.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued. The cumulative profit and loss previously recognized through other comprehensive income and presented in the hedging capital reserve remains in equity until the projected transaction occurs or is no longer expected to occur. If the forecast transaction is no longer expected to occur, then the cumulative profit and loss previously recognized in the hedging capital reserve is recognized immediately in profit and loss.

When the hedged item is a non-financial asset, the amount recognized in the capital reserve for hedges is added to the carrying amount of the asset when it is recognized.

3.	Derivative financial instruments, including hedge accounting (cont.)

Non-hedge derivatives

Derivatives are initially recognized at fair value. Subsequent to initial recognition, changes in fair value of non-hedge derivatives are recognized in profit and loss as finance income (expenses).

4.	Liabilities linked to the Consumer Price Index (hereinafter - “CPI”) not measured at fair value

The value of CPI-linked financial liabilities that are not measured at fair value, is revalued every period according to the actual increase/decrease in the CPI.

5.
Amendments to IFRS 9, Financial Instruments; IAS 39 Financial Instruments: Recognition and Measurement; and IFRS 7 Financial Instruments: Disclosures: Reform of Benchmark Interest Rates Phase 1 (hereinafter in this section - the “Amendments”)

The Amendments include several relevant mandatory expedients to assess hedge accounting affected by uncertainty arising from the IBOR interest rate reform (a reform that will lead to the cancelation of interest rates such as LIBOR and EURIBOR).

-
When determining the probability of the materialization of hedged cash flows, the existing contractual cash flows should be used as a basis and future changes resulting from the interest rate reform (hereinafter - “IBOR”) should be disregarded.

-	In prospective assessment, the contractual terms of the hedged item and the hedging instrument should be taken into consideration, and the uncertainty arising from the reform should be disregarded.

The CPV Group assessed the effect of the interest rate reform ("IBOR") on its hedge accounting and decided on retrospective adoption of Phase 1 Amendments. Adoption of the Amendments provides temporary exemption from application of hedge accounting requirements for hedges directly affected by the IBOR reform. As a result of the exemptions, application of the IBOR reform will not result in termination of the hedging relationship. However, if the hedge is ineffective, it is recognized in profit or loss. The Amendments also establish triggers for the end of the expedients, including when the uncertainty arising from the Reform subsides.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

E.	Property, plant & equipment

When assessing whether the hedge is expected to be effective based on forward-looking information, the Company assumed that the LIBOR interest rate underlying the cash flows of the interest swap contracts and of the loans hedged with variable interest rates remain unchanged when applying the LIBOR reform. Accordingly, application of Phase 1 Amendments did not have a significant effect on the consolidated financial statements. The Group continues to implement the Phase 1 expedients, since there is uncertainty as to the timing and amounts of the IBOR cash flows.

1.	Recognition and measurement

Property, plant, and equipment items are measured at cost less accumulated depreciation.

The cost of property, plant and equipment includes expenditure that is directly attributable to the purchase of the asset. The cost of self-constructed assets includes the cost of materials, direct labor costs, any additional costs directly attributable to bringing the asset to the location and the condition necessary for it to be capable of operating in the manner intended by management, the estimated cost for decommissioning and removing the items and restoring the site on which they are located, as well as capitalized borrowing costs. Advance payments made in respect of self-constructed assets are recognized as part of the cost of the said equipment.

The Company recognized in the statement of income, all development costs in respect of projects that it develops until a stage at which, in the management’s opinion, the feasibility of construction of the project has been proven. From the stage at which the project is feasible, the development and construction costs are capitalized to the project costs. A project is considered feasible when the Company’s management believes that the likelihood of the project materializing and generating future economic benefits is greater than the likelihood that it will not materialize.

Cost of purchased software that is integral to the functionality of the related equipment is recognized under the cost of that equipment.

When the Company enters into a transaction to acquire an asset (a transaction that does not constitute a business combination) and the acquisition consideration includes a contingent consideration that depends on the occurrence of future events that are beyond the Company’s control, the liability in respect of the contingent consideration is recognized only upon occurrence of the future event (date of realization of the contingent consideration) and recorded against the cost of the acquired asset.

Spare parts, auxiliary equipment and backup equipment are classified as property, plant and equipment when they meet the definition of property, plant and equipment under IAS 16, Property, Plant and Equipment.

When major parts of a property, plant and equipment item (including significant costs of periodic tests) have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gain or loss from derecognition of a property, plant and equipment item is determined based on the difference between the net consideration from the asset’s derecognition and its carrying amount; this difference is recorded on a net basis in the other income or expenses item in the income statement.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

E.	Property, plant & equipment (cont.)

1.	Recognition and measurement (cont.)

The Company has BOT service concession arrangements in accordance with the provisions of IFRIC 12 (hereinafter - the “Interpretation”); for each arrangement, the Company assesses whether it falls within the scope of the Interpretation. When the grantor does not control the arrangement, the Company classifies the infrastructure, which is the subject matter of the arrangement, as property, plant & equipment in accordance with the provisions of IAS 16.

2.	Subsequent costs

The cost of replacement of part of a property, plant and equipment item and other subsequent costs are recognized as part of the carrying amount of property, plant and equipment if their future economic benefit is expected to be received by the Group and if their cost can be measured reliably. The carrying amount of the replaced part of a property, plant and equipment item is derecognized. Ongoing maintenance costs of property, plant and equipment items are recognized in profit and loss as incurred.

3.	Depreciation

Depreciation is a systematic allocation of the depreciable amount of an asset over its useful life. The amortizable amount is the cost of the asset, or another amount that replaces the cost, less its residual value. An asset is depreciated from the date it is ready for use, meaning the date it reaches the location and condition required for it to operate in the manner intended by management.

Amortization is recognized in the income statement (unless included in the carrying amount of another asset) on a straight-line basis over the estimated useful life of each part of the property, plant and equipment items, since this method reflects the expected consumption pattern of the future economic benefits inherent in the asset in the best way possible.

Estimates regarding depreciation methods, useful life and residual value are reviewed at the end of each reporting year and adjusted as needed.

The estimated useful life for the current period and comparative periods is as follows:

Facilities, machinery and equipment (*)	11 - 30	years (mainly 23 to 30)
Scheduled maintenance work	1.5 - 7	years
Roads and buildings	23 - 30	years
Wind farms	35	years
Freehold land is not depreciated.

(*) The horter of the lease term and the useful life.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

F.	Intangible assets

1.	Goodwill

Goodwill resulting from the acquisition of subsidiaries is presented under intangible assets. For information regarding measurement of goodwill upon initial recognition, see Section A2 above.
In subsequent periods, goodwill is measured at cost less accumulated impairment losses. For further information see Note 12B.

2	Other intangible assets

Other intangible assets acquired by the Group that have a defined useful life are measured at cost less amortization.

3.	Amortization

Amortization is the systematic allocation of the amortizable amount of an intangible asset over its useful life. The amortizable amount is the cost of the asset, less its residual value.

Amortization is recognized in the income statement on a straight-line basis, over the estimated useful lives of the intangible assets from the date they are available for use, since these methods most closely reflect the expected pattern of consumption of the future economic benefits best embodied in each asset. Goodwill is not amortized systematically but rather tested for impairment at least once a year.

The estimated useful life for the current period and comparative periods is as follows:

Power purchase agreement* 10 years

* The useful life of the PPA reflects the balance of the agreement period from the acquisition date.

Estimates regarding amortization methods, useful life and residual value are reviewed at least at the end of each reporting year and adjusted as needed.

G.	Impairment

1.	Non-derivative financial assets

The Group recognized a loan loss provision for financial assets measured at amortized cost.

The Group elected to measure the provision for expected credit losses in respect of trade receivables and contract assets at an amount equal to the contractual credit losses over the useful life of the instrument.

A financial asset not presented at fair value through profit and loss is tested for impairment when objective evidence indicates that a loss event has occurred subsequent to initial recognition of the asset, and that the loss event had a negative impact on the estimated future cash flows of such asset that can be measured reliably.

Objective evidence that financial assets are impaired may include contractual breach by a debtor, restructuring of the amount due to the Group under terms which the Group would not consider otherwise, indications that the debtor or issuer will become bankrupt or the disappearance of an active market for a security.

The Group reviews evidence of impairment in respect of receivables and loans on a specific basis.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

G.	Impairment (cont.)

2.	Non-financial assets

Timing of impairment testing

The carrying amounts of the Group’s non-financial assets, other than inventory and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount of the asset is estimated.

Determining cash-generating units

For the purpose of impairment testing, assets which cannot be specifically tested are grouped into the smallest asset class that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or other groups of assets (hereinafter - a “cash-generating unit").

Measurement of recoverable amount

The recoverable amount of an asset or cash-generating unit is the higher of its value in use and its fair value less disposal costs. When determining the value in use, the Group discounts the projected future cash flows at the pre-tax discount rate that reflects the estimates of the market participants regarding the time value of the money and the specific risks attributed to the asset. For the purpose of impairment testing, assets are grouped together into the smallest asset class that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or other groups of assets (hereinafter - a “cash-generating unit").

Recognition of impairment loss

Impairment losses is recognized if the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, and are recognized in profit and loss. With regard to cash-generating units that include goodwill, an impairment loss is recognized when the carrying amount of the cash-generating unit, after grossing up the goodwill balance, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are first allocated to impairment of the carrying value of goodwill attributed to those units and then to impairment of the carrying value of the other assets in the cash-generating units, proportionally.

Reversal of impairment loss

On each reporting date, a review is conducted of whether there are indications that such losses have decreased or no longer exist. An impairment loss is canceled in the event of a change in the estimates used to determine the recoverable amount, only if the carrying amount of the asset, after cancellation of the impairment loss, does not exceed the carrying amount after deduction of depreciation or amortization, that would have been determined had the impairment loss not been recognized.  An goodwill impairment loss is not reversed in subsequent periods.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

H.	Employee benefits

Defined contribution plans.

The Group has a defined contribution plan. A defined contribution plan is a post-employment benefit plan under which the Group pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. The Group’s obligations for contributions to defined contribution pension plans are recognized as an expense in profit and loss in the periods during which related services are rendered by the employees. Liabilities for contributions into a defined contribution plan that are due for payment within more than 12 months from the end of the period in which the employees rendered the service are recognized at their present value.

Short-term employee benefits

Obligations in respect of short-term employee benefits are measured on a non-discounted basis, and the expense is recognized when the related service is rendered or in the event of non-accrued absences, at the time of the actual absence.

A provision in respect of short-term employee benefits for a cash bonus or a profit-sharing plan is recognized at the amount expected to be paid, when the Group has a present legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made.

Share-based compensation transactions

The fair value at the grant date of share-based compensation bonuses to the Company’s employees is recognized as a salary expense in parallel to an increase in equity over the period in which a non-contingent entitlement to the bonuses is achieved. The amount recognized as an expense in respect of share-based compensation bonuses that is subject to vesting conditions that are service terms is adjusted to reflect the number of bonuses that are expected to vest.

The fair value of the liability for employees for rights to participate in the earnings of CPV Group was treated as a share-based cash-settled payment and is recognized as an expense against a corresponding increase in liability, over the period in which the unconditional right to payment is achieved. The liability is remeasured at each reporting date until the settlement date. CPV Group’s profit-sharing rights are based on CPV Group’s fair value. The liability is remeasured at each reporting date until the settlement date. The changes in the fair value of the liability were included in general and administrative expenses in the income statement.

I.	Provisions and indemnity assets

The Group recognizes a indemnification asset if, and only if, it is virtually certain that the indemnification will be received if the Group settles the obligation. The amount recognized in respect of indemnification does not exceed the amount of the provision.

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation, and it is more likely than not that an outflow of economic benefits will be required to settle the obligation and the obligation amount can be reliably estimated. When the effect of the time value is material, the provision is measured at its present value.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

J.	Liability in respect of decommissioning and removal costs of an item and recovery of the site where the item is located

The cost of property, plant and equipment includes the cost of decommissioning and removing the item and restoring the site on which it is located, for which the entity was obligated when the item was acquired or because of the use of the item during a particular period, not for inventory production purposes in such period.

After initial recognition, a change in the estimate of such liability up to the end of the item depreciation period will be added or deducted from the asset in the current period. Changes in such liability due to the passage of time are recognized in profit or loss as finance expenses.

K.	Deferred expenses

Deferred charges in respect of payments for connection infrastructure for Pressure Reduction and Metering Systems (hereinafter - “PRMS”), and in respect of electricity transmission lines that are used to connect the Group’s power plants are designed and partly even actually used to connect additional consumers to those infrastructures. Therefore, these costs are treated as long-term deferred expenses. Long-term deferred expenses are amortized in a straight line over a period of use of between 21 and 30 years. Such amortization is recognized under the depreciation and amortization section in the statement of income.

L.	Revenues

The Group recognizes revenue when the customer gains control over the promised goods or services. The revenue is measured at fair value of the consideration to which the Group expects to be entitled in exchange for the goods or services promised to the customer, other than amounts collected for third parties.

Revenues from the sale of electricity and steam are recognized in the period in which the sale takes place in accordance with the price set in the electricity sale agreements and the quantities of electricity supplied. Furthermore, Company’s revenues include revenues from provision of asset management services to power plants; those revenues are recognized in accordance to the service provision rate.

When setting the transaction price, the Groups takes into consideration fixed amounts and amounts that may vary as a result of discounts, credits, price concessions, penalties, claims and disputes and contract modifications that the consideration in their respect has not yet been agreed by the parties.

The Group includes variable consideration, or part of it, in the transaction price only when it is highly probable that its inclusion will not result in a significant revenue reversal in the future when the uncertainty has been subsequently resolved. At the end of each reporting period and if necessary, the Group revises the amount of the variable consideration included in the transaction price.

Furthermore, the Group recognizes compensation paid to customers in respect of delays in the commercial operation date of the power plant on payment date within long-term prepaid expenses, and amortizes them throughout the term of the contract, from the date of commercial operation of the power plant, against a decrease in revenue from contracts with customers.

When another party is involved in providing services to a customer, the Group shall determine whether the nature of its promise is a performance obligation to provide the specified or services itself (i.e., the Group is a principal supplier and therefore recognizes revenues at the gross consideration amount) or to arrange for those services to be provided by the other party (i.e., the Group is an agent), and therefore recognizes the revenue as the net fee amount.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

L.	Revenues (cont.)

The Group is a principal if it controls the specified service before that service is transferred to a customer. Indicators that the Group controls the specified service before it is transferred to the customer include the following: The Group is primarily responsible for fulfilling the promise to provide the specified service; the entity bears a risk before the specified service has been transferred to a customer; and the Group has discretion in establishing the price for the specified service.

M.	Share capital

Ordinary shares are classified as equity. Incremental costs attributed directly to the issuance of shares less the tax effect is presented as a deduction from equity. Incremental costs attributed directly to the expected issuance of an instrument that will be classified as an equity instrument are recognized as an asset under the deferred expenses category in the statement of financial position. The costs are deducted from the equity upon initial recognition of the equity instruments, or amortized as finance expenses in the statement of income when the issuance is no longer expected to take place.

N.	Finance income and expenses

Finance expenses include interest expenses in respect of loans and debentures received, losses from derivative financial instruments recognized in profit and loss, losses from hedging instruments recognized in profit and loss and early repayment fees of loans and debentures. Borrowing costs are recognized in the income statement using the effective interest method.

Finance income includes interest income in respect of loans granted and amounts invested, and gains from derivative financial instruments recognized in profit and loss.

Profits and losses from exchange rate differences in respect of financial assets and liabilities are reported on a net basis as finance income or finance expenses, depending on exchange rate fluctuations, and depending on their position (net profit and loss).

Interest income and expenses are recognized using the effective interest method. As a rule, interest income and expenses are calculated by applying the effective interest rate to the gross carrying amount of the financial asset or the amortized cost of the financial liability, as applicable.

In statements of cash flows, interest received is presented under cash flows from investing activities. Interest paid is presented under cash flows from financing activities. Borrowing costs capitalized to qualifying assets are presented together with the interest paid under cash flows from investing activities. Cash flows paid (or received) in respect of derivative financial instruments not designated for hedging are presented under cash flows from investing activities.

O.	Income tax expenses

Income taxes include current and deferred taxes. Income taxes are recognized in the statement of income unless the tax derives from a business combination, or are recognized directly to equity or other comprehensive income if derived from items recognized directly in equity or other comprehensive income.

Current taxes

Current tax is the tax amount expected to be paid (or received) on taxable income in the tax year, when it is calculated at the tax rates under the applicable laws that have been enacted or substantively enacted as at the reporting date. Current taxes include taxes in respect of previous years.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

O.	Income tax expenses (cont.)

Deferred taxes

Deferred taxes are recognized in respect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and their value for tax purposes. The Group does not recognize deferred taxes in respect of the following temporary differences: (1) initial recognition of goodwill; (2) initial recognition of assets and liabilities in a transaction that does not constitute a business combination and does not affect the accounting profit and the profit for tax purposes; (3) the differences are due to an investment in subsidiaries, if the Group controls the reversal date of the difference and, they are not expected to reverse in the foreseeable future, whether by way of disposal of an investment or by way of distribution of dividends in respect of an investment.

Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognized for carryforward losses, tax benefits and deductible temporary differences, to the extent that it is probable that future taxable income can be utilized. Deferred tax assets are examined on every reporting date, and if the attributed tax benefits are not expected to materialize, they are amortized.

Deferred tax assets which were not recognized are reassessed on every reporting date and recognized if the expectation changes so that future taxable income will be available against which they can be utilized.

Offsetting current and deferred tax assets and liabilities

The Group offsets deferred tax assets and liabilities if there is a legally enforceable right to offset current tax liabilities and assets, and they are attributed to the same taxable income levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis, or their tax assets and liabilities will be realized simultaneously.

The industrial plants owned by some of the Company’s consolidated companies in Israel have a single production line, and as such, these companies, together with the consolidated company that holds these companies (parent company), are entitled to file a consolidated tax report under Section 23 of the Encouragement of Industry Law. Pursuant to Section 24 of said Law, the taxable income or loss of each of the said companies which own the industrial plants shall be regarded as taxable income or as a loss of the parent company holding these companies, and therefore there is a right to offset the deferred assets and liabilities between the consolidating parent company and the companies consolidated under it for tax purposes.

Additional tax on dividend distribution

The Group may undertake additional tax in the event of distribution of dividends by the Group companies. Such additional tax is not included in the financial statements, while the policy of the Group companies is not to cause distribution of a dividend that entails additional tax for the receiving company in the foreseeable future. In cases in which an investee company is expected to distribute a dividend from profits involving additional tax for the Company, the Company creates a tax reserve for the additional tax that the Company may incur in respect of distribution of the dividend.

Income taxes from the distribution of dividends by the Company are recognized in profit and loss on the date of recognition of the obligation to pay the dividend.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

P.	Earnings (loss) per share

The Group presents basic and diluted earnings (loss) per share (EPS) data for its ordinary shares. Basic earnings (loss) per share is calculated by dividing the profit and loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings (loss) per share is calculated by adjusting the profit or loss attributed to the ordinary shareholders of the Company and adjusting the weighted average number of the ordinary shares outstanding, after adjustment of diluted securities, if any.

Q.	Capitalization of borrowing costs

A qualifying asset is an asset that requires a substantial period to prepare it for its intended use or sale. Specific and non-specific borrowing costs are capitalized to a qualifying asset during the period required for construction and completion until it is ready for its intended use. Exchange rate differentials from credit in foreign currency are capitalized if they are considered an adjustment of interest costs. Other borrowing costs are expensed in profit and loss as incurred.

R.	Leases

1.	Determination of whether an arrangement includes a lease.

At the lease inception date, the Group determines whether the arrangement constitutes or contains a lease, while examining whether the arrangement transfers a right to control the use of an identifiable asset for a period in return for payment. When assessing whether an arrangement transfers the right to control the use of an identifiable asset, the Group examines whether throughout the lease period it has the following two rights:

(a) The right to essentially obtain all the economic benefits associated with the use of the identifiable asset; and
(b) The right to direct the use of the identifiable asset.

For lease contracts that include non-lease components, such as services or maintenance, which are connected to a lease component, the Group elected to account for the lease component separately.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

R.	Leases (cont.)

2.	Leased assets and lease liabilities.

Contracts that convey the right to control the use of an asset in respect of a lease for a period of time in exchange for a consideration are accounted for as leases. Upon initial recognition, the Group recognizes a liability in the amount of the present value of the future lease payments (such payments do not include certain variable lease payments), and at the same time, the Group recognizes a right-of-use asset in the amount of the lease liability, adjusted for the lease payments – prepaid or accrued – plus direct costs incurred in the lease.
Since the interest rate inherent in the Group’s leases cannot be easily determined, the Group uses the incremental interest rate of the lessee.

Subsequent to initial recognition, the right-of-use asset is accounted for using the cost model, and amortized throughout the lease period or throughout the useful life of the asset, whichever is earlier.

The Group elected to apply the practical expedient under which short-term leases of up to one year or leases in which the underlying asset has a low value are treated in a way that the lease fees are recognized in profit and loss using the straight-line method, throughout the lease period, without recognizing an asset and/or liability in the statement of financial position.

3.	Lease term

The lease term is determined as the period in which the lease is non-terminable, together with the periods covered by an option to extend or terminate the lease if it is reasonably certain that the lessee will choose to exercise or not to exercise the option, respectively.

4.	Variable lease payments

Variable CPI-linked lease payments are initially measured using the existing CPI on the lease commencement date and are included in the measurement of the lease liability. When there is a change in the cash flows of the future lease payments due to CPI or exchange rate changes, the balance of the liability is updated against the right-of-use asset.

Other variable lease payments that are not included in measurement of the liability are recognized in profit and loss at the date the payment terms are fulfilled.

5.	Amortization of right-of-use asset

Subsequent to the lease commencement date, the right-of-use asset is measured using the cost method, less accumulated depreciation and accrued impairment losses adjusted for re-measurement of the lease liability. The amortization is calculated on the straight line basis over the useful life or the contractual lease period, whichever is earlier, as follows:

•	Land 19 - 49 years

•	Offices 3 - 9 years

•	PRMS facilities 12-16 years

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 3 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

R.	Leases (cont.)

6.	Subleases

In leases in which the Group sublets the underlying asset, the Group assesses the classification of the sublease as a finance or operating lease, for the right-of-use received from the head lease.

Operating leases

Leases that do not actually transfer any risks and rewards of ownership of the underlying asset are classified as operating leases. The Group recognizes lease payments from operating leases as income on a straight-line basis throughout the lease period.

S.	New standards and interpretations not yet adopted

1.	Amendment to IAS 1 - “Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current” and subsequent amendment: “Non-current Liabilities with Covenants”

The Amendment, together with the subsequent amendment to IAS 1 (see below) replaces certain classification requirements of current or non-current liabilities. For example, pursuant to the amendment, a liability will be classified as non‑current if an entity has the right to defer the payment for a period of at least 12 months after the reporting period, which is “substantive” and exists at the end of the reporting period. The subsequent amendment, as published in October 2022, stipulated that financial covenants, which an entity is required to comply with subsequent to the reporting date, shall not affect the classification of a liability as current or non-current. Furthermore, the subsequent amendment added disclosure requirements for liabilities that are subject to compliance with financial covenants within 12 months after the reporting date, such as disclosure regarding the nature of the financial covenants, the date on which the entity is required to comply with them, and facts and circumstances indicating that an entity will find it difficult to comply with the covenants.

In addition, the amendment clarified that a conversion right of a liability will affect its classification as current or non‑current, unless the conversion component is capital-based.

The Amendment and the subsequent amendment will become effective for reporting periods commencing on January 1, 2024; early adoption is permitted. The Amendment and the subsequent amendment will be applied retrospectively, including adjustment of the comparative figures.

The Group is evaluating the implications of the amendment on the financial statements, with no plans for earlier application.

2.	Amendment to IAS 1 - Presentation of Financial Statements: Disclosure of Accounting Policies

In accordance with the amendment, entities are required to disclose their material accounting policy information, instead of significant accounting policies. In accordance with the amendment, accounting policy information is material if, when taken into account with other information included in the financial statements, it may be reasonably expected to influence the decisions that the primary users of general-purpose financial statements make on the basis of those financial statements.

The amendment to IAS 1 also clarifies that accounting policy information is expected to be material if, without it, users of an entity’s financial statements would be unable to understand other material information in the financial statements.  Furthermore, the amendment clarifies that immaterial accounting policy information need not be disclosed.

The amendment be implemented for reporting periods commencing on January 1, 2023; early adoption is permitted.

The Group is evaluating the implications of the amendment on the financial statements, with no plans for earlier application.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 4 - DETERMINATION OF FAIR VALUE

In determining the fair value of an asset or liability, the Group uses as much observable inputs as possible. Fair value measurements are divided into three levels in the fair value hierarchy, based on the inputs used in the valuation, as follows:

Level 1 - Quoted (unadjusted) prices in an active market for identical assets or liabilities.

Level 2 - Observable inputs, directly or indirectly, that are not included in Level 1 above.

Level 3 - Data that are not based on observable market inputs.

As part of the accounting policy principles and disclosure requirements, the Group is required to determine the fair value of financial and non-financial assets and liabilities. The fair value is determined for measurement and/or disclosure purposes using the methods described below. Additional information regarding the assumptions used to determine the fair values is provided in the notes referring to that asset or liability.

A.	Trade and other receivables

The fair value of trade and other receivables is determined upon initial recognition based on the present value of the future cash flows, discounted at the market interest rate as of the measurement date. With regard to most of the Group’s trade and other receivables, since the credit period is short and constitutes the accepted credit in the industry, the future consideration is not discounted, and subsequent to initial recognition the carrying amount approximates their fair value. The carrying amount of cash and restricted deposits as well as long-term receivables also approximates their fair value, since those assets bear interest at a rate similar to the interest rate accepted in the market for similar assets.

B.	Derivative financial instruments

The fair value of foreign currency forwards is determined by using quotations of a trading system that quotes the market input entered by financial entities and used to calculate the fair value. The fair value is determined by discounting the future value arising from the difference between the opening price and the price as of measurement date.

The fair value of interest rate swaps is determined by using quotations of a trading system that quotes the market input entered by financial entities and used to calculate the fair value. The fair value is determined by discounting the estimated future cash flows based on the conditions and the term to maturity of each contract, using market interest rates for a similar instrument at the measurement date. When determining the fair value, the Company takes into account the credit risk of the parties to the contract.

The fair value of CPI swap contracts is determined in accordance with the discounted  NIS amount payable in nominal NIS interest and the discounted expected cash flow from NIS real interest. When determining the fair value, the Company takes into account the credit risk of the parties to the contract.

For further information, see Note 23C.

C.	Non-derivative financial liabilities

The fair value of certain trade and other payables is determined upon initial recognition based on the present value of the future cash flows, discounted at the market interest rate as of the measurement date. With regard to most of the Group’s trade and other payables, since the credit period is short, the future consideration is not discounted, and subsequent to initial recognition the carrying amount approximates their fair value.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 4 - DETERMINATION OF FAIR VALUE (cont.)

C.	Non-derivative financial liabilities (cont.)

The fair value of all other financial liabilities, which is determined subsequent to initial recognition for disclosure purposes, is calculated as follows: bank loans and loans from non-controlling interests - based on the present value of the future cash flows in respect of the principal and interest component, discounted by the relevant rating curve; marketable debentures - their quoted sale price on closing of trade as of measurement date.

D.	Share-based compensation transactions

In Israel

The fair value of employee options is measured using the Black & Scholes option pricing model. The model's assumptions include the share price as of measurement date, the option’s exercise price, expected volatility of the share, the option’s contractual term, expected dividend yield, and risk-free interest rate (based on government bonds). Service terms are not taken into account when determining the fair value. The RSUs’ fair value was valued based on the Company’s share price at grant date.

In CPV Group (cash-settled)

The fair value of employees’ profit-sharing plan, which is calculated every reporting period for measurement purposes, is determined using an option pricing model (OPM). The model's assumptions include the estimated fair value of the plan, which is derived from the value of CPV Group, and the base mechanism that was set in the plan - all as of the measurement date, expected standard deviation, and risk-free interest rate (on the basis of US government bonds). Service terms are not considered when determining the fair value. For further information, see Note 18C.

E.        Determining the recoverable amount of cash-generating units that include goodwill using a fair value model net of costs to sell

The fair value of the renewable energies in the US segment, and the fair value of Gnrgy’s activity, that were determined for the purpose of testing for impairment cash-generating units that include a goodwill balance, was determined in accordance with the valuation methodologies listed in Note 12B, through external and independent appraisers.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 5 - CASH AND CASH EQUIVALENTS AND SHORT-TERM DEPOSITS

A. Cash and cash equivalents with banks

		As of December 31,
	Nominal interest	2022	2021
	December 31, 2022	NIS million	NIS million

Current account balances		327	577
Deposits	3.3%	522	154

		849	731

B. Short-term bank deposits

		As at December 31
	Nominal interest	2022	2021
	December 31, 2022	NIS million	NIS million

Short term deposits	3.7%	125	-

For further details regarding the Group’s exposure to credit, interest and currency risks, and a sensitivity analysis in respect of cash and cash equivalents and short-term deposits, see Note 23.

NOTE 6 - CASH AND RESTRICTED DEPOSITS WITH BANKS

		As of December 31,
	Nominal interest	2022	2021
	December 31, 2022	NIS million	NIS million
Stated in current assets
Cash and short-term restricted deposits (1)	3.7%	36	1
Stated in non‑current assets
Cash and long-term restricted deposits (2)	3.6%	53	93

(1) Represents mainly collateral in respect of guarantees.
(2) For further information, see Note 16B1.

For further details regarding the Group’s exposure to credit, interest and currency risks, and a sensitivity analysis in respect of cash and restricted cash and deposits, see Note 23.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 7 - TRADE RECEIVABLES AND ACCRUED INCOME

	As of December 31,
	2022	2021
	NIS million	NIS million

Open accounts	67	27
Income receivable	193	167

	260	194

For more information about transactions and balances with related and interested parties, see Note 24.

For further details regarding the Group’s exposure to credit and currency risks, and a sensitivity analysis in respect of trade receivables and accrued income, see Note 23.

NOTE 8 - RECEIVABLES AND DEBIT BALANCES

	As of December 31,
	2022	2021
	NIS million	NIS million

Deposits to a third party for collateral (*)	125	51
Prepaid expenses	33	18
Institutions	16	15
Other	16	6

	190	90

(*) The balance mainly includes a collateral provided to secure electricity margin hedge transactions in Valley (an associate of CPV Group; for more information about hedge transaction’ see Note 23) at the total amount of NIS 70 million (USD 20 million), and collateral provided in connection with renewable energy projects under development in the USA, at a total amount of NIS 52 million (USD 15 million).

For further details regarding the Group’s exposure to credit and currency risks, and a sensitivity analysis in respect of account receivable,, see Note 23.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 9 - LONG-TERM PREPAID EXPENSES AND OTHER RECEIVABLES

A.	Composition

	As of December 31,
	2022	2021
	NIS million	NIS million

Long-term deferred expenses (B.1)	97	104
Payments to customers (B.2)	25	27
Deferred finance expenses (B.3)	19	29
Loan to an associate (B.4)	18	16
Deposits in respect of provision of collateral to a third party	8	-
Other	12	2

	179	178

B.	Additional details

1.	Long-term deferred expenses (*)

	As of December 31
	2022	2021
	NIS million	NIS million

Deferred expenses	131	135
Accumulated amortization	(34)	(31)

	97	104

(*) Mainly in respect of costs paid to the IEC in respect of infrastructure for electricity transmission lines, and costs of connection to the natural gas transmission system of Israel National Gas Lines (hereinafter - “INGL”).

2.
The balance represents compensation paid to customers from 2019 through 2021 due to a delay in the commercial operation date of the Hadera Power Plant, and indemnity to Infinya Ltd. (hereinafter - “Infinya”) in respect of 50% of the cost paid for the construction of the infrastructures bridge that connects Infinya to the Hadera Power Plant.

3.
The Group has financing agreements and credit facilities under financing agreements as stated in Note 16B (hereinafter - the “Financing Agreements”), under which, various fees were paid such as financial closing fee and periodic fee in respect of an unutilized credit facilities (hereinafter - the “Fees”). The Fees are carried to the balance of the loans from banks in accordance with the rate of withdrawal from the Financing Agreements, and are part of the effective interest rate.

4.
The balance represents a loan advanced to Valley in April 2021 - at the total amount of USD 5 million, whose aim is to obtain certain expedients in connection with credit facilities included in its financing agreement.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 10 - PROPERTY, PLANT & EQUIPMENT

A.	Composition

	Facilities, machinery, and equipment	Assets under construction and development	Other*	Advances on account of property, plant, and equipment	Total
	NIS million	NIS million	NIS million	NIS million	NIS million

Cost
Balance as of January 1, 2021	2,551	411	357	20	3,339
Acquisitions as part of a business combination	-	62	103	-	165
Additions	6	813	24	17	860
Derecognitions	-	-	(10)	-	(10)
Effect of changes in exchange rates	-	(13)	(5)	-	(18)

Balance as of December 31, 2021	2,557	1,273	469	37	4,336
Additions	61	624	24	143	852
Derecognitions	(44)	(7)	(11)	(33)	(95)
Effect of changes in exchange rates	-	52	14	4	70

Balance as of December 31, 2022	2,574	1,942	496	151	5,163

Accumulated depreciation
Balance as of January 1, 2021	570	-	42	-	612
Depreciation per year	117	-	13	-	130

Balance as of December 31, 2021	687	-	55	-	742
Depreciation per year	124	-	17	-	141
Derecognitions	(44)	-	-	-	(44)

Balance as of December 31, 2022	767	-	72	-	839

Amortized balance as at December 31, 2022	1,807	1,942	424	151	4,324

Amortized balance as at December 31, 2021	1,870	1,273	414	37	3,594

Amortized balance as at January 1, 2021	1,981	411	315	20	2,727

(*) A total of NIS 12 million is in respect of land owned by CPV Group in the USA

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 10 - PROPERTY, PLANT & EQUIPMENT (cont.)

B.	Credit costs capitalized to assets under construction

Borrowing costs capitalized to assets under construction in the years ended December 31, 2022 and 2021 amounted to NIS 58 million and NIS 22 million, respectively.

C.	Non-cash purchase of property, plant, and equipment

In the years ended December 31, 2022 and 2021, non-cash property, plant and equipment was purchased in the amount of NIS 166 million and NIS 121 million, respectively.

D.	Significant scheduled and other maintenance works

During the year ended December 31, 2022 planned and unplanned maintenance work was conducted in Rotem over 38 days. The cost of the said maintenance work amounted to NIS 48 million.

In April 2022, the steam turbine of the Hadera Power Plant was shut down for planned maintenance work; this work also involved repairs to the gas turbine. The repairs to the gas turbine were completed, and the shutdown due to the repairs to the steam turbine took longer than expected due to additional required repairs; the steam turbine resumed operation as from December 2022.

It should be noted that in 2021 there were 74 days of maintenance work during which the Hadera Power Plant did not work in full capacity in order to carry out replacement and refurbishment activities in the gas and steam turbines.

For information regarding maintenance and service agreements into which Group companies entered, see Note 28B.

E.	Material construction and equipment agreements in respect of projects under construction

1.	Israel

(a) The Zomet Power Plant

In September 2018, Zomet engaged in a planning, procurement and construction agreement with PW Power Systems LLC for the construction of the Zomet Power Plant. The Construction Agreement is a "Lump Sum Turn-key" agreement, under which the Construction Contractor undertook to construct the Zomet Power Plant in accordance with the technical and engineering specifications fixed and including the Construction Contractor's obligations. In addition, the Construction Contractor undertook to provide certain maintenance services in connection with the main equipment of the Zomet Power Plant, for a period of 20 years commencing on its commercial operation date.

In Zomet’s estimation, the estimated total consideration, based on the anticipated work regime, is USD 300 million (as of the agreement signing date) to be paid in accordance with the dates and milestones set forth in the Construction Agreement (the said consideration includes the maintenance agreement detailed in Note 28B3). As part of its currency risk management policy, in 2020 Zomet partially hedged its exposure to changes in the shekel/dollar exchange rate under the construction agreement through forwards, and opted to implement cash flow hedge accounting (for more information, see Note 23C).

Furthermore, the Construction Agreement includes customary provisions for agreements of this type, including obligations for agreed compensation that are limited in amount, in case of non-compliance with the terms and conditions set forth in the Construction Agreement, including non-compliance with certain guaranteed results and/or non-compliance with the schedule. Under the Construction Agreement, the Construction Contractor is to provide Zomet guarantees, including by the parent company.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 10 - PROPERTY, PLANT & EQUIPMENT (cont.)

E.	Material construction and equipment agreements in respect of projects under construction (cont.)

Under the Construction Agreement, the Construction Contractor undertook to complete the construction work on the Zomet Power Plant, including acceptance tests until late January 2023. As of the approval date of the financial statements, the construction work has not yet been completed.

It is noted that, according to the Construction Contractor, the continuity of construction work was affected, inter alia, by the Covid-19 Crisis, in light of the need for equipment and foreign work teams to arrive, and by delays in the global supply chains of components and equipment required for the project. As of the approval date of the financial statements, Zomet is holding discussions with the construction contractor.

(b) Sorek 2)

In May 2020, Sorek 2 (a special-purpose company wholly‑owned by OPC Power Plants) signed an agreement with SMS IDE Ltd. (hereinafter - “IDE”), that won a tender of the State of Israel for the construction, operation, maintenance and transfer of a seawater desalination facility on the Sorek 2 site, whereby Sorek is to supply equipment, construct, operate, and maintain a (natural gas-fired) energy generation facility on the site of the Desalination Facility, with a production capacity of 87 MW (hereinafter – the “Generation Facility”), and supply the energy required for the Desalination Facility for a period to end after 25 years of the Desalination Facility’s commercial operation date. At the end of the aforesaid period, ownership of the Generation Facility will be transferred to the State. To secure Sorek 2’s commitments under the construction agreement of the generation facility, the Company provided IDE guarantees that will remain valid throughout the term of the construction agreement.

In June 2021, Sorek 2 contracted with BHI CO. Ltd. a South Korean-owned corporation that will serve as the project’s construction contractor entered into a “lump sum turn-key” EPC agreement, under which the Construction Contractor will build the said generation facility, all in accordance with the milestones, terms and dates set in relation to each of the agreement’s components. An IDE group corporation is also a party to the Construction Agreement (in its capacity as the commissioning party), under which systems are supplied to the desalination facility, for which the said corporation is required to pay.

Sorek 2’s share in the amount payable to the Construction Contractor is estimated at NIS 42 million (as of the signing date of the agreement); this amount also includes the amount payable for the purchase of the gas turbines.1 The consideration as per the agreement is paid in various foreign currencies, specifically the dollar and the euro.

In addition, the construction agreement includes provisions that are generally accepted in agreements of this type, including with regard to capped agreed compensation in respect of delays, non-compliance with execution and availability requirements; the agreement also sets the scope of liability and requirements for provision of guarantees in the different stages of the project.

1 The gas turbine shall be supplied by companies of the General Electric (GE) group by virtue of an equipment supply agreement that was originally signed by Sorek 2 and assigned to the construction contractor under the same terms.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 10 - PROPERTY, PLANT & EQUIPMENT (cont.)

E.	Construction agreements and equipment in respect of projects under construction (cont.)

2.	Renewable energies in the USA

(a) The Maple Hill project

Maple Hill entered into several agreements with suppliers and international contractors in relation to the construction of the project: (1) Engineering, procurement, and construction agreement (EPC). Pursuant to the agreement (as amended from time to time), the Construction Contractor is to plan and construct the required components for the power plant in order to integrate all the required equipment into the power plant. The total consideration to be paid to the contractor is estimated at the financial statements approval date at USD 91 million, a fixed amount payable under a milestone schedule, subject to change in orders; (2) Agreements to acquire, supply and install a transformer in consideration for a fixed amount of approx. USD 2 million.

It should be noted that during the reporting period, Maple Hill terminated an agreement for the purchase of solar panels with an international supplier (with no early termination fee). As of the agreement termination date, Maple Hill paid USD 10 million for 24 MW of panels that were received. For information about an alternative panels agreement, see Section D below.

(b) The Stagecoach projects

An EPC agreement was signed with the project's construction contractor in May 2022. In accordance with the agreement (as amended from time to time), the contractor is required to plan, conduct engineering work, purchase, install, build, test, and operate the solar project in full based on a secured completion on the set date (Turnkey). The total consideration payable to the contractor as of the financial statements approval date was set at a fixed amount of USD 50 million that will be paid in accordance with milestones.

(c) Other projects under development

In October 2021, the CPV Group entered into a transaction to acquire all rights in two solar projects under development, located in the PJM market. In consideration for the purchase of the rights in the two projects, as of the transaction completion date, the seller was paid a total of USD 9 million. In addition, the transaction includes a contingent consideration mechanism, such that the total consideration in respect of the transaction (plus the amount that was paid on completion date as stated above) may amount to USD 46 million. The contingent consideration will be paid in installments, subject to meeting the Projects’ development milestones, which - as of the Report date - have yet to be met.

(d) agreements for the purchase of solar panels

In March 2022, CPV Group entered into a master agreement for the purchase of solar panels (as amended from time to time) with a total capacity of 530 MW (hereinafter - the “Agreement”). Pursuant to the (amended) agreement, the solar panels will be supplied in accordance with orders to be placed with the supplier by the CPV Group in 2023-2024. The CPV Group has an early termination right in accordance with the dates set, by paying a proportionate share of the consideration payable to the supplier, as derived from the early termination date. Furthermore, the agreement sets, among other things, provisions regarding the panels’ quantities and model and the manner of their supply, as well as provisions regarding the termination of the agreement. The total consideration in respect of the (revised) agreement may amount to USD 187 million (assuming that the maximum quantity specified in the agreement will be purchased).

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 11 - LEASES AND RIGHT-OF-USE ASSETS

A.	Composition of right‑of‑use assets

	Land (b)	PRMS facilities (1)	Offices (2)	Total
	NIS million	NIS million	NIS million	NIS million

Balance as of January 1, 2021	248	20	8	276
Additions	4	-	7	11
Acquisitions as part of a business combination	14	-	20	34
Depreciation for right-of-use assets	(11)	(2)	(5)	(18)
Effect of changes in exchange rates	-	-	(1)	(1)

Balance as of December 31, 2021	255	18	29	302
Additions	27	32	2	61
Depreciation for right-of-use assets	(12)	(2)	(7)	(21)
Effect of changes in exchange rates	3	-	2	5

Balance as of December 31, 2022	273	48	26	347

(1)	Costs paid to INGL with respect to the construction of the PRMS Facilities for the Hadera and Zomet power plants.
(2)
The Group has agreements for the lease of offices in Israel and the USA; the agreements end on various dates in 2024-2028. The Company has an option to extend the agreements in Israel by an additional 5 years. As at the reporting date, there is no reasonable certainty that the option to extend will be exercised.  Thus, it was not taken into account in calculating the right of use asset and lease liability.

b.	Land lease agreements

1.	Israel

(a) The Rotem Power Plant

Rotem has a lease agreement for a 55 hectare plot of land in Mishor Rotem. Under the conditions set out in the agreement, the lease is for a term of 49 years as from November 4, 2010, with an option to extend the lease for one additional term of 49 years, subject to advance notice. In the event of rezoning of the plot during the Lease Term, the Lessor will not be required to extend the Lease Term. The lessor may cancel the lease agreement in events defined in the Agreement as a fundamental breach.

(b) Rotem 2

Rotem 2 has an agreement for the lease of plots with a total area of 5.5 hectares. Land adjacent to the Rotem Power Plant. Under the conditions set out in the agreement, the lease is for a term of 49 years as from March 9, 2014, with an option to extend the lease for one additional term of 49 years, subject to the terms and conditions of the agreement. The lessor may cancel the lease agreement in events defined in the Agreement as a fundamental breach. In August 2022, the Company received from the Israel Lands Authority an extension for the period until completion of the construction work on the land in accordance with the lease agreement (free of charge), up until March 9, 2025, in consideration for the payment of an amount, which is immaterial to the Company. As of the report date, there is no expectation as to the filing of the permit application.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 11 - LEASES AND RIGHT-OF-USE ASSETS (cont.)

It should be noted that as part of a meeting of the plenum of the National Infrastructure Committee (hereinafter - “NIC”) of December 2021, the NIC plenum decided to reject the plan promoted by the Company/Rotem 2 for the construction of natural gas-fired power plant on the said land. As part of the resolution, it was noted that the National Infrastructures Committee advises Rotem 2 to check whether the area may be used for a different technology, and if relevant contact the government in order to amend the authorization. As of the approval date of the financial statements, Rotem 2 assesses the options as to the potential ways of utilizing the area including the building of a power plant using alternative technologies.

(c) The Hadera Power Plant

Hadera leases land covering 2.8 hectares (including an emergency road) from Infinya. The monthly rent amounts to NIS 118 thousand (linked to the CPI), subject to adjustments in certain cases, and the lease term is 24 years and 11 months starting from December 2018. The agreement grants the parties a termination right, inter alia, in various default events, and grants Infinya a termination right in the event of a material breach by Hadera, including breach of the commitment to pay rent, subject to remedy periods and as determined in the agreement.

(d) Hadera 2

Hadera 2 has an agreement with Infinya to lease of a plot of 6.8 hectares adjacent to the Hadera Power Plant, whereby an annual option was awarded to Hadera 2 to exercise a lease agreement regarding land designated for the construction of a power plant, for an average annual payment of NIS 6 million (assuming that the entire option period was utilized as stated above). The option may be renewed every year for a period of up to 5 years (end of 2027), under the terms set in the agreement.

If the option is exercised, the lease agreement to be signed will be for a period of 24 years and 11 months, commencing on exercise date. Furthermore, it provided that the Company will bear all the fees, taxes and payments that will be imposed with regard to the construction of a power plant on the leased property.

In December 2022, Hadera 2 paid NIS 8 million for the option in respect of 2023.

(e) Zomet Power Plant

In January 2020, the Israel Lands Authority (hereinafter - the “ILA”) approved the allotment of an area of 8.5 hectares for construction of a power plant for electricity generation, which is under construction by Zomet. Similarly, in January 2020, the ILA and Kibbutz Netiv HLH signed a development agreement for the Land, effective until November 5, 2024, and after fulfillment of its terms, a lease agreement will be signed for a term of 24 years and 11 months from approval of the transaction, namely until November 4, 2044. In addition, in January 2020, Zomet and the Kibbutz signed an agreement of principles for the establishment of a joint limited partnership,2 to which the rights to the Land were transferred upon approval of the transaction by ILA in May 2020. The consideration for the rights of the Kibbutz to the land under which a development agreement with the ILA can be signed amounted to NIS 30 million. In February 2020, an updated lease agreement was also signed according to which the Joint Corporation, as the owner of the Land, will lease the Land to Zomet in favor of the project.

[2]
Composition of the Joint Corporation: (1) the general partner, Zomet HLH General Partner Ltd. (1%) held by Zomet (74%) and the Kibbutz (26%); (2) the limited partners are Zomet (73%) and the Kibbutz (26%).

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 11 - LEASES AND RIGHT-OF-USE ASSETS (cont.)

b.	Land lease agreements (cont.)

In January 2020, the ILA issued a financial specification of the capitalization fees, according to which the value of the Land (excluding development expenses) was estimated at NIS 207 million (hereinafter - the “Initial Assessment"). In order to complete the Land transaction, in January 2020 Zomet settled the payment of 75% of the Initial Assessment on behalf of the Joint Corporation and through the Kibbutz. The Agreement in Principle clarified that the Kibbutz acted as a trustee of the Joint Company when it signed the Development Agreement with the ILA, and acted as an agent of the Joint Company when it signed the financial specification. Furthermore, the Company provided the remaining balance (25%) of the Initial Assessment as a bank guarantee in favor of ILA (effective as of the report date). For more information about the guarantee, see Note 16C).

In January 2021, a final assessment was issued by the Israel Lands Authority in respect of the land, whereby the value of the usage fees for the land amounts to NIS 200 million (hereinafter – the “Final Assessment”). Accordingly, a refund was received in respect of the difference paid compared with the Initial Assessment.

In November 2021, the Joint Company filed an appraisal appeal on the final assessment. Subsequent to the reporting date, in January 2023 a decision was issued regarding the first legal objection, where under the final assessment sum was reduced to NIS 154 million (excluding VAT). The parties may contest the decision, and the Company intends to assess the possibility of submitting another objection regarding the decision. It should be noted that as of the approval date of the financial statements there is uncertainty as to whether ILA and/or Zomet will continue the proceeding, or regarding the results of the proceeding, should it continue; therefore, the balance of the right of use asset as of the Report date includes the final assessment amount of NIS 200 million.

(a) The Keenan projects

Keenan has an agreement for the lease of land on which a wind farm has been constructed. The term of the lease is until December 31, 2040. The balance of the lease liability and the right of use asset with respect to the land as of the Report date amounts to NIS 13 million (USD 4 million).

(b) The Stagecoach projects

In May 2022, CPV Group entered into a land lease agreement for the Stagecoach project. The term of the agreement is 20 years, with an option to extend by four five-year periods. The balance of the lease liability and the right of use asset with respect to the land as of the Report date amounts to NIS 27 million (USD 8 million) each.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 11 - LEASES AND RIGHT-OF-USE ASSETS (cont.)

C.	Lease liability

Analysis of repayment dates of liabilities for the Group’s lease

	As of December 31
	2022	2021
	NIS million	NIS million

Up to one year	61	59
Between one and five years	25	23
More than five years	44	21

Total	130	103

Current maturities of lease liability	61	59
Long-term lease liabilities	69	44

For information regarding finance expenses in respect of lease, see Note 21E.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 12 - INTANGIBLE ASSETS

A.	Composition

	Goodwill (1)	PPA (2)	Other	Total
	NIS million	NIS million	NIS million	NIS million

Cost
Balance as of January 1, 2021	1	-	7	8
Additions	-	-	4	4
Acquisitions as part of a business combination	385	361	11	757
Effect of changes in exchange rates	(16)	(17)	-	(33)

Balance as of December 31, 2021	370	344	22	736
Additions	-	-	36	36
Effect of changes in exchange rates	42	44	1	87
`
Balance as of December 31, 2022	412	388	59	859

Amortization
Balance as of January 1, 2021	-	-	3	3
Depreciation per year	-	35	1	36
Effect of changes in exchange rates	-	(1)	-	(1)

Balance as of December 31, 2021	-	34	4	38
Depreciation per year	-	35	3	38
Effect of changes in exchange rates	-	6	-	6

Balance as of December 31, 2022	-	75	7	82

Amortized balance as of December 31, 2022	412	313	52	777

Amortized balance as of December 31, 2021	370	310	18	698

Amortized balance as of January 1, 2021	1	-	4	5
(1)
Mainly in respect of: (a) Acquisition of CPV Group at the total amount of USD 105 million (as of December 31, 2022 - a total of NIS 370 million). For more information, see Note 25E; and (2) Acquisition of Gnrgy for a total amount of NIS 42 million.

(2)	In respect of excess of cost allocated to PPA in the Keenan wind farm as part of the acquisition of CPV Group. For further information, see Note 25E.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 12 - INTANGIBLE ASSETS (cont.)

B.	Annual impairment testing of goodwill arising as part of the acquisition of CPV Group

As part of the acquisition of the CPV Group in January 2021 as set out in Note 25E, the Company recognized goodwill of USD 105 million (as of December 31, 2022 - NIS 370 million), which reflects the future growth potential of the CPV Group’s operations, especially through renewable energy.

As described in Note 27, as from the fourth quarter of 2022, the Group’s operating segments in the USA changed. In view of the said change, the Company reallocated the goodwill to the renewable energies segment in the USA, since it believes that this allocation reflects fairly the nature of the goodwill that had arisen from the acquisition.

The annual impairment testing of goodwill as of December 31, 2022, was carried out at the level of the renewable energies segment in the USA, since this is the lowest level at which goodwill is subject to monitoring for internal reporting purposes.

The recoverable amount of the segment was set using the fair value method, net of costs to sell, and was estimated by an independent external appraiser, based on the following methodology:

a.
With regard to projects under commercial operation, construction or development, whose construction is expected to start in the forthcoming year - using the discounted cash flow method (DCF) by discounting the expected future cash flows of each project, by the weighted average cost of capital (WACC) after tax.

b.
In relation to the backlog of projects under development, whose construction is expected to start at a later date (including projects under early development stages) - at estimated fair value per KW, and the likelihood of materialization as a function of the development stages (early/advanced). The fair value per KW was estimated for a typical project by discounting expected future cash flows at the weighted average cost of capital (WACC) after tax.

Set forth below are the key assumptions used in determining the fair value:

a.
Forecast years - represent the period spanning from January 1, 2023 to December 31 2054 and are based on the estimate of the economic life of the power plants and their value as at the end of the forecast period.

b.
Market prices and capacity - market prices (electricity, capacity, RECs, etc.) are based on PPAs and market forecasts received from external and independent information sources, taking into account the relevant area and market for each project and the relevant regulation.

c.	Estimated construction costs of the projects, and entitlement to tax benefits in respect of projects under construction (ITC or PTC, as applicable).

d.	The annual long-term inflation rate of 2.3% equals the derived 10-year inflation rate as of the estimate date.

e.	The WACC - calculated for each material project separately, and ranges between 6.75% (project with PPAs for sale of the entire capacity) and 8%.

The fair value measurement was classified at Level 3 due to the use of input that is not based on observable market inputs in the assessment model.

As of December 31, 2022, the recoverable amount of the segment, which is estimated at USD 587 million (NIS 2,066 million) exceeds its carrying amount by USD 442 million (NIS 1,555 million), and therefore, no impairment loss was recognized in respect of goodwill. In the Company’s opinion, a potential reasonable change in the key assumptions used in determining the recoverable amount of the segment as of the reporting date, would not have caused an impairment loss.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 12 - INTANGIBLE ASSETS (cont.)

C.	Annual impairment testing of goodwill arising as part of the acquisition of Gnrgy

As part of the acquisition of Gnrgy in December 2021, the Company recognized goodwill totaling NIS 42 million, which reflects the potential of future activities of Gnrgy in the market in which it operates.

The Company conducted annual impairment testing as of December 31, 2022. The recoverable amount of Gnrgy’s activity, which represents the lowest level in which goodwill is monitored for internal management purposes, was set through an external independent appraiser, using the fair value method, net of costs to sell, based on discounting expected future cash flows, long-term growth rate of 3% and weighted average cost of capital (WACC) of 19%.

As of December 31, 2022, Gnrgy’s recoverable amount exceeds its carrying amount, and therefore, no impairment loss was recognized. In the Company’s opinion, a reasonable change in the key assumptions used in determining the recoverable amount as of the reporting date, would not have caused an impairment loss.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 13 – TRADE PAYABLES

	As of December 31,
	2022	2021
	NIS million	NIS million

Accrued expenses	286	373
Open accounts	49	95

	335	468

For further details regarding the Group’s exposure to liquidity and currency risks, and a sensitivity analysis in respect of trade payable, see Note 23.

NOTE 14 - PAYABLES AND CREDIT BALANCES

	As of December 31,
	2022	2021
	NIS million	NIS million

Employees and institutions for salaries	51	36
Accrued expenses	16	14
Interest payable	15	15
Institutions	7	8
Liability for a project under construction	10	-
Other	11	14

	110	87

For further details regarding the Group’s exposure to liquidity and currency risks, and a sensitivity analysis in respect of trade payable, see Note 23.

NOTE 15 - OTHER LONG‑TERM LIABILITIES

Composition

	As of December 31,
	2022	2021
	NIS million	NIS million

Profit-sharing plan for CPV Group employees (1)	102	47
Liabilities for evacuation, decommissioning, and removal	24	21
Liability for the projects under construction and development	14	21
Other liabilities	6	2

	146	91

(1) For further information, see Note 18C

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 16 - LOANS FROM BANKING CORPORATIONS AND FINANCIAL INSTITUTIONS

A.	Composition

	As of December 31,
	2022	2021
	NIS million	NIS million

Long-term loans from banks and financial institutions (1)	1,816	1,519
Current maturities	(92)	(68)

	1,724	1,451

(1) Long-term loans from banks and financial institutions:

	As of December 31,
	2022	2021
	NIS million	NIS million

Hadera loans (see Section (2) and B1 below)	669	681
Loans in Zomet (see below - (3) and B2)	833	528
Loan in Keenan (see below - (4) and B4)	310	305
Loans in Gnrgy	4	5

	1,816	1,519

Interest rates of loans from banks and financial institutions:

(2) Hadera loans - annual interest at rates between 2.4% and 3.9% (for the linked loans) and between 3.6% and 5.4% (for the unlinked loans).

(3) The Zomet loans - annual interest of prime + 0.95% (as of the Report date - 5.7%).

(4) Keenan loan - annual interest of LIBOR + 1% to 1.375%. CPV Group hedged approx. 70% of its exposure to changes in the LIBOR interest through an interest swap contract, that was designated to hedge an accounting cash flow; the interest was hedged at an average LIBOR rate of 0.93%, such that as of the Report date, the weighted interest is approx. 3%.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 16 - LOANS FROM BANKING CORPORATIONS AND FINANCIAL INSTITUTIONS (cont.)

B.	Additional details (cont.)

1.	Hadera financing agreement:

In July 2016, Hadera entered into a financing agreement for the senior debt with a consortium of lenders, headed by Israel Discount Bank Ltd. and Harel Insurance Company Ltd. to finance the construction of the Hadera Power Plant, according to which the lenders undertook to provide credit frameworks to Hadera, mostly linked to the CPI, up to an amount of NIS 1,006 million in several facilities (some of which are alternates): (1) a long-term credit facility (including a facility for changes in construction and related costs); (2) a working capital facility; (3) a debt service reserves account and a VAT facility; (4) a guarantees facility; and (5) a hedge facility.

Some of the loans under the Hadera Financing Agreement are linked to the CPI and some are unlinked. For information about the interest rates as per the Hadera Financing Agreement, see Section a(1) above. The loans are repaid on a quarterly basis up to 2037, starting from the first quarter of 2020.

In addition, under the Hadera Financing Agreement, commencing from commercial operation, Hadera provided a debt service reserve in an amount equal to the amounts of two consecutive quarterly debt payments (as at the report date - NIS 34 million) and an owners’ guarantee reserve in the amount of NIS 15 million.

In respect of the Hadera Financing Agreement, liens were placed in favor of Discount Bank, as a trustee for the collateral on behalf of the Hadera Lenders, on all Hadera’s existing and future assets, on its rights, and on the Company’s holdings in Hadera.

In addition, the Hadera’s Financing Agreement includes standard restrictions for agreements of this type, including: (1) prohibition on placing charges on additional assets and restrictions on the transfer and sale of assets; (2) a prohibition to execute material changes such as merger or engaging in occupations other than the project; (3) restrictions on assuming financial debts and provision of guarantees; (4) restrictions on capital expenditure; (5) conditions for engaging in PPAs; (6) the requirement to obtain the lender’s consent to the engagement in material agreements; (7) restrictions on distribution and transactions with interested parties, as outlined below; (8) the inclusion of a cross-default clause in respect of Hadera's financial debts and in relation to financial debts of material entities involved in the project (as defined in the agreement), provided that various conditions listed in the agreement are fulfilled, including minimum debt amount of USD 100 thousand and a material adverse effect on the project. Furthermore, as is generally accepted in project financing, Hadera has certain rights that are exercisable only after obtaining the lenders’ consent, and the lenders have reserved discretion under certain circumstances. Furthermore, the agreement sets out a list of breach events, including: various default events and discontinuance of the activity of Hadera or other material parties to the project (as defined in the agreement), events that lead to the postponement of the commercial operation date, events that have a material adverse effect (as this term is defined in the agreement), events related to the suspension of the power plant’s construction or activity for the periods set, various events relating to IEC and the services received therefrom, including default and payment default events, breach of undertakings or representations, force majeure events (as defined in the agreement) that allow the cancellation of the project documents (as defined in the agreement), regulatory changes that have an adverse effect on the project or the financing, certain loss or expropriation events in connection with the project, events relating to the project’s insurance policies, breach of financial covenants, change in Hadera’s ownership; various events relating to Infinya, including default events, discontinuance of activity, going concern emphasis of matter, and downgrading of rating below a set threshold, and the materialization of certain events pertaining to material private customers (as defined in the agreement) including default events and discontinuance of activity; all in accordance with the terms and remediation periods set in the agreement. The Company has undertaken not to sell or transfer its stake in OPC Power Plants without first obtaining the lenders’ consent.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 16 - LOANS FROM BANKING CORPORATIONS AND FINANCIAL INSTITUTIONS (cont.)

B.	Additional details (cont.)

1.	Hadera financing agreement (cont.):

Distribution by Hadera as defined in the financing agreement is subject to a series of conditions described in that agreement, including: repayment of the principal in three installments according to the repayment schedule, after a minimum of 12 months after the date of commercial operation, the absence of a default or potential default event, compliance with the following financial covenants: Historic DSCR, Projected DSCR and LLCR at a minimal rate of 1.25, and subject to the conditions set out in the agreement, the debt service account and reserve accounts complying with the level required under the agreement, maintaining a minimum cash amount as required under the amendment to the Hadera Subscription Agreement described below, proof of ability to comply with the take or pay undertakings as per the natural gas supply agreement by the next planned calculation date (as defined in the agreement), and no more than two distributions were carried out in a 12-month period. If the Hadera Power Plant fails to meet the conditions for generation facilities using cogeneration technology as described in the Cogeneration Regulations, it will be required to provide proof of its ability to meet payments to the Israel Electric Corporation and the Israeli Electricity Authority as a result of non-compliance with the said conditions.

Hadera has a guarantee facility in the amount of NIS 60 million (of which NIS 6 million has been used as at the date of the financial statements), a hedge facility in the amount of NIS 68 million, and a working capital facility in the amount of NIS 30 million, which has not been utilized.

In view of the delay of the commercial operation of the Hadera Power Plant, in 2020 and 2021, the Company provided Hadera with loans in the total amount of NIS 92 million, after approval by the Company’s Board of Directors.

Hadera Equity Subscription Agreement

The Hadera Equity Subscription Agreement (as amended from time to time) includes the Company's commitments to pay fees, hedging agreements, and commitments to provide a number of guarantees, including guarantees for insolvency scenarios in the event of failure to collect up to NIS 8 million from customers, and additional bank guarantees in certain cases. Furthermore, the Company is required to comply with certain covenants, as described in Section B5 below.

 Hadera rating:

In December 2022, Hadera’s senior debt was rated by Maalot with a rating of A+ with a stable outlook.

2.	Zomet financing agreement:

In December 2019, a financing agreement for a senior debt (project financing) to finance the construction of the Zomet Power Plant was signed between Zomet and a syndicate of lenders led by Bank Hapoalim Ltd., the main points of which are as follows:

Under the Zomet Financing Agreement, the Zomet Lenders undertook to provide Zomet a long-term loan facility, a standby facility, a working capital facility, a debt service reserve, a VAT facility, third-party guarantees, and a hedge facility in the total amount of NIS 1,372 million. The loans will be repaid in quarterly payments, starting shortly after the end of the first or second quarter following the start of the commercial operation of the Zomet Power Plant (up to the date of the first interest payment, the interest amounts will be accrued to the loan principal on a quarterly basis) and up to the date of the final repayment, which will fall on the earlier of the end of 19 years from the start of the commercial operation or 23 years after signing the Zomet Financing Agreement (but no later than December 31, 2042). Some of the facility amounts will be CPI-linked, while another portion will be USD-linked. The loans will accrue interest at the rates set out in the Zomet Financing Agreement (for more information see section A(1) above).

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 16 - LOANS FROM BANKING CORPORATIONS AND FINANCIAL INSTITUTIONS (cont.)

B.	Additional details (cont.)

2.	Zomet financing agreement (cont.):

The Zomet Financing Agreement (as amended) includes provisions regarding the conversion of the loans’ interest from variable interest to fixed interest or CPI-linked fixed interest, provided that the total loan amount granted in NIS interest shall not exceed NIS 750 million, according to the alternative prescribed in the amendment to the agreement in this matter. This is carried out automatically, within 6 years from the agreement’s signing date, or prior to that date at the request of Zomet, or, in certain cases set out in the agreement, at the request of Bank Hapoalim. Such loans that will be converted shall bear NIS debenture interest, or CPI-linked debenture interest (as defined in the agreement) plus a 2%-3% margin.

Zomet has the right to make early repayment of the loans within 6 years after signing the Zomet Financing Agreement, subject to a reduced one-off payment (without an early repayment penalty), provided that up to the early repayment date, the loans were not converted into loans bearing fixed or CPI-linked interest, as set out above.

The withdrawals from the various facilities are subject to the absence of default events and to compliance with various conditions as is standard in agreements of this type, including, in certain circumstances, receipt of approval from the technical advisor of the Zomet Lenders and compliance with financial covenants (ADSCR and LLCR of 1.3).

In addition, the Zomet Financing Agreement sets standard restrictions and undertakings as is generally accepted in agreements of this type, including, among other things, prohibition on placing charges on assets and restrictions on the transfer and sale of assets; restrictions on assuming financial debts and provision of guarantees; the requirement to obtain the lender’s consent to the engagement in material agreements and to execute other material steps; undertaking to maintain certain maintenance reserve (planned and unplanned) and debt service reserve; reserved discretion to lenders as is generally accepted in agreements of this type; undertaking to ensure that rating is assigned to the project; obtaining the permits required to operate the power plant on the dates set in the agreement; undertakings in connection with the operation and maintenance of the project since Zomet serves as the project’s operation contractor; undertaking to provide confirmations as to compliance with the terms of the agreement, including financial covenants and obtaining permits for the project as required by law as of the withdrawals’ dates; and various restrictions on exceeding the project's budgets. In addition, the Zomet Financing Agreement sets a list of standard breach events generally accepted in agreements of this type, including, among other things, various default events and discontinuance of the activity of Zomet or other material parties to the project (as defined in the agreement), events that delay the commencement of construction work or lead to the postponement of the commercial operation date, breach of undertakings and representations or payment default, events that have a material adverse effect, events related to the suspension of the project’s construction or activity for the periods set, various events relating to the System Operator and the services received therefrom, certain ownership changes in Zomet, certain force majeure events, regulatory changes that have an adverse effect on the project or the financing, certain events relating to the project, including in relation to the land on which the project will be built, outstanding legal proceedings in connection with the project, and Zomet's not being entitled to receive payments in respect of availability; all in accordance with the terms and remediation periods set in the agreement.

Under the Zomet Financing Agreement, liens were provided in favor of Poalim Trust Services Ltd., as a trustee for the collateral on behalf of the Lenders, on part of Zomet's existing and future assets, on Zomet’s rights, and on the Company’s holdings in Zomet.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 16 - LOANS FROM BANKING CORPORATIONS AND FINANCIAL INSTITUTIONS (cont.)

B.	Additional details (cont.)

2.	Zomet financing agreement (cont.):

Distribution by Zomet (including repayment of shareholders’ loans) as defined in the Zomet Finance Agreement is subject to various conditions that are described in the foregoing agreement, among others: Subsequent to the approved construction completion date (as defined in the agreement) one quarterly principal and interest payment was made in respect of the loans under the long-term credit facility and the standby credit facility; at least 12 months have elapsed since the date of commercial operation (as defined in the agreement); the absence of a breach or potential default event; compliance with the following financial covenants: historic ADSCR, predicted ADSCR and LLCR will not fall below 1.2; the reserve accounts and the third-party guarantees facility comply with the levels set in the agreement; under certain circumstances, maintaining minimum cash amounts required; no more than four distributions will be executed per year (and if the emissions permit applicable to the project includes restrictions that the bank believes are reasonably likely to restrict the availability payments payable to the project at the approval tariff - no more than one distribution per year); all the loans provided from the credit facility for filling the debt service reserve, from the third party guarantee facility and the hedging facility, are paid up in full.

The Zomet Equity Subscription Agreement:

In December 2019, Zomet and the Zomet Lenders signed an Equity Subscription Agreement.

The Zomet Equity Subscription Agreement includes various other undertakings of the Company in connection with the provision of NIS 293 million in equity to Zomet (which was provided in full) as defined in Zomet’s Financing Agreement, and additional equity under certain circumstances, including where the capital requirements stipulated by law are revised and up to NIS 50 million, and in certain scenarios that have an adverse effect on the project (such as failure to obtain certain permits or the placement of certain restrictions on the power plant’s activity), resulting in the Company’s being required to provide further equity that may also include the entire amounts required to service the debt and fund the remaining project construction and operation expenses, as the case may be. In addition, the Company undertook that shortly before the start of commercial operation, it will provide a bank guarantee, which will serve as collateral for Zomet’s debt under the financing agreement, in the amount of NIS 15 million (which, in certain circumstances, could increase to NIS 22.5 million), and the Company undertook to provide, in certain cases, certain additional bank guarantees required for the project, to the extent they are not issued out of the guarantee facility provided under the Zomet Financing Agreement.

Zomet rating:

In August 2022, Zomet's senior debt was rated AA- with a negative outlook by Maalot.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 16 - LOANS FROM BANKING CORPORATIONS AND FINANCIAL INSTITUTIONS (cont.)

B.	Additional details (cont.)

3.	The Group’s credit facilities:

Credit facility agreement with Harel:

In October 2020, the Company signed an agreement with entities from the Harel Group, according to which Harel undertook to provide the Company an NIS loan facility in the total amount of NIS 400 million. In the reporting period, an extension was signed for the said loan facility through November 2023, with an option to renew the loan facility by one further year.

During the facility term, the Company will be entitled to withdraw: (a) short-term loans, which will be repaid at the end of the facility period or converted into long-term loans (end of the facility period), and (b) long-term loans. The loans withdrawn from the credit facility will be used for one or more of the following purposes: (A) as payment for part of the consideration under the acquisition agreement of CPV Group, or to provide the amounts required by the CPV Group for development of its business; or (B) for the Company’s operating activities in the ordinary course of business, subject to completion of the transaction for acquisition of the CPV Group. The principal of the long-term loans to be provided to the Company will be repaid after 36 months from the first long-term withdrawal or from the end of the Facility Term, whichever is earlier.

As part of the said extension the annual interest rate for the loans to be granted would be revised to the higher of: the interest rate of the Bank of Israel, with an added spread of 2.6% or the spread on the Bonds Series B of the Company, with an added 0.5%; the payments will be made on a quarterly basis. The agreement provides that upon occurrence of any of the following events, the interest rate on the loans will increase by 2%: (A) non‑compliance with the Minimum Liquidity Requirement as described below and as set out in the agreement; (B) the Company’s shareholders’ equity to asset ratio drops below 25%; and (C) the LTV (as defined in Note 16B5) of the pledged rights is higher than 40%.

Under the agreement, the Company undertook, as from the first withdrawal, to comply with certain financial covenants, as set out in Note 16B5 below, which, if breached, Harel may, among other things, call for immediate repayment of the full balance of the loans. The financial covenants will be verified shortly after the approval of the Company's quarterly financial statements beginning on the first withdrawal date. In addition, up to the Final Repayment Date, the Company is required to maintain a cash balance or certain deposits (hereinafter – the “Minimum Liquidity Requirement”). As a condition for the execution of the dividend distribution, the Company undertook to comply with the following financial covenants: the Company’s equity shall not be lower than NIS 850 million, the Company’s equity to asset ratio as per its standalone financial statements will not be lower than 30%, the LTV (as defined in Note 16B5) will be lower than 35%.

Distributions of a dividend by the Company are subject to certain conditions, including compliance with the financial covenants, as set out above, compliance with the Minimum Liquidity Requirement, and the absence of a default event.

As collateral for the Company’s liabilities to Harel under the agreement, a lien will be place in favor of Harel on the Company’s direct and indirect rights (as a limited partner) in OPC Power, and on certain bank accounts of the Company and of the General Partner in OPC Power.

As of the approval date of the financial statements, no initial withdrawal from the credit facility was carried out.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 16 - LOANS FROM BANKING CORPORATIONS AND FINANCIAL INSTITUTIONS (cont.)

B.	Additional details (cont.)

3.	The Group’s credit facilities (cont.):

  Binding short-term credit facilities from Israeli banks

As of the date of the Report, the Company has short-term credit facilities, and other credit facilities for periods of up to three years from Israeli banks, in a total aggregate amount of NIS 300 million3 (as of the financial statements approval date, the unutilized balance of the credit facilities amounts to NIS 290 million). The interest rate payable on the said facilities is Prime plus a credit margin as is generally accepted in the market for similar credit facilities. The credit facilities include financial covenants as set out in Section B5 below. As of the approval date of the Report, the credit facilities are in force until various dates in the second half of 2023.

4.	Keenan Financing Agreement:

In August 2021, Keenan and a number of financial entities entered into a NIS 387 million (approx. USD 120 million) financing agreement, comprising a NIS 335 million (total of approx. USD 104 million) loan term and ancillary credit facilities (working capital and letters of credit) totaling NIS 52 million (approx. USD 16 million).4 The loan and the ancillary credit facilities in the Financing Agreement shall be repaid in installments over the term of the agreement; the final repayment date is December 31, 2030. For information regarding interest rates, see Section a(1) above.

It should be noted that the Keenan Financing Agreement includes, among other things, and as customary in agreements of this type, provisions regarding mandatory prepayments, fees in respect of credit facilities, annual fees relating to the issuance of LC and additional customary terms and conditions, including hedging of the base interest rate in respect of 70% of the loan (for details, see Section A above).

As part of the Financing Agreement, collateral and pledges on the project's assets held by Keenan were provided in favor of the lenders. In addition, the financing agreement includes a number of restrictions in respect of distribution, such as compliance with a minimum debt service coverage ratio of 1.15 during the 4 quarters that preceded the distribution, and a condition whereby no grounds for repayment or default event exists (as defined in the financing agreement).

In addition, the Keenan Financing Agreement includes grounds for calling for immediate repayment as customary in agreements of this type, among others – breach of representations and covenants that have a material adverse effect, default events, non‑compliance with certain obligations, various insolvency events, termination of the activities of the project or termination of significant parties in the project (as defined in the agreement), occurrence of certain events relating to the regulatory status of the project and maintaining of government approvals, certain changes in the project’s ownership, certain events in connection with the project, existence of legal proceedings relating to the project, and a situation wherein the project is not entitled to receive payments for electricity – all in accordance with and subject to the terms and conditions, definitions and cure periods detailed in the financing agreement.

As at the report date, Keenan utilized NIS 47 million (USD 14 million) of the said credit facilities.

3 Of which, a total of NIS 100 million is from Mizrahi Tefahot Bank Ltd., which is a related party to the company. For further information – see Note 24.
4 It is noted that, concurrently with the closing of the Keenan Financing Agreement, Keenan repaid its former financing agreement. For further information, see Note 21E.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 16 - LOANS FROM BANKING CORPORATIONS AND FINANCIAL INSTITUTIONS (cont.)

B.	Additional details (cont.)
5.	Financial covenants

Financial covenants	Breach ratio	Ratio as of December 31, 2022
Covenants applicable to Hadera in connection with the Hadera Financing Agreement
Minimum projected DSCR*	1.10	1.21
Average projected DSCR*	1.10	1.59
LLCR***	1.10	1.70
Covenants applicable to the Company in connection with the Hadera Equity Subscription Agreement
Company’s shareholders equity (separate) (through the end of the construction contractor’s warranty period)	will not fall below NIS 250 million	NIS 3,507 million
The Company’s equity to asset ratio (separate)	will not fall below 20%	65%
Minimum cash balance or bank guarantee from Hadera’s commercial operation date through the end of the construction contractor’s warranty period	will not fall below NIS 50 million	The cash balance is higher than NIS 50 million
Covenants applicable to Zomet in connection with the Zomet Financing Agreement (1)
Historic ADSCR**	1.05	1.19
Historic ADSCR**	1.05	N/A
LLCR***	1.05	1.45
Covenants applicable to the Company in connection with the Harel credit facility
The Company shareholders’ equity (separate)	will not follow below NIS 550 million	NIS 3,507 million
The Company’s shareholders’ equity (separate)	will not fall below 20%	65%
The Company’s net debt to adjusted EBITDA ratio	will not exceed 12	5.6
The LTV**** of the pledged rights (1)	will be less than 50%	N/A
Covenants applicable to the Company in connection with the Discount credit facility
The Company shareholders’ equity (separate)	will not at any time fall below NIS 1,000 million	NIS 3,507 million
The Company’s shareholders’ equity (separate)	will not fall below 20%	65%
Covenants applicable to the Company in connection with the Mizrahi credit facility
The Company’s shareholders’ equity	will not fall below NIS 550 million	NIS 4,366 million
The Company’s equity to asset ratio	will not fall below 20%	46%
Covenants applicable to the Company in connection with the Poalim credit facility
The Company’s shareholders’ equity (separate)	will not at any time fall below NIS 1,200 million	NIS 3,507 million
The Company’s equity to asset ratio	will not at any time fall below 40%	46%
The ratio between the net financial debt less the financial debt designated for construction of the projects that have not yet started to generate EBITDA, and the adjusted EBITDA	will not at any time exceed 12	5.6

(1) It should be noted that pursuant to the Zomet Financing Agreement, so long as Zomet Power Plant’s commercial operation period has not commenced, all financial covenants are assessed in relation to the period starting on the first repayment date of the loans (except for the historic ADSCR, which will be assessed initially in the commercial operation period).
(*) DSCR - The ratio between the free cash flows for debt service and the principal and interest payments for the relevant period – all subject to the definitions and terms and conditions of the relevant financing agreement.
(**) ADSCR - The ratio between the free cash flows for servicing the debt and principal and interest payments in a relevant period of one year (subject to the definitions and terms and conditions of the financing agreement).
(***) LLCR - The ratio between the present value of the future free cash flows for debt service from projects and the balance of the loan as at the calculation date – all subject to the definitions and terms and conditions of the relevant financing agreement.
(****) LTV - The ratio between the total outstanding balance of the loan and the value of the Company’s holdings (as a limited partner) in OPC Power.
As at the reporting date, the Group companies comply with all the financial covenants.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 16 - LOANS FROM BANKING CORPORATIONS AND FINANCIAL INSTITUTIONS (cont.)

C.	Guarantees

Set forth below is a breakdown of the bank guarantees provided by the Company and Group companies to third parties:

	As of December 31,
	2022	2021
For operating projects in Israel (1)	111	102
For projects under construction and development in Israel (2)	128	84
In respect of virtual supply activity in Israel (3)	62	35
For operating projects in the USA (Keenan)	50	38
In respect of projects under construction and development in the USA (Group 4) (CPV)	90	26
	441	285

(1)
Mainly in respect of: (a) NIS 80 million in (CPI-linked) bank guarantees provided by Rotem in favor of the System Operator, as required under the PPA. Subsequent to the reporting date, in January 2023, the guarantees amounts were updated to a total of NIS 88 million.  (b) A (CPI-linked) NIS 18 million bank guarantee provided by the Company on behalf of Hadera, as required in accordance with the financial covenants of the Israeli Electricity Authority.

(2)
Mainly in respect of: (a) A (CPI-linked) NIS 62 million bank guarantee provided by the Company, for Zomet, in favor of ILA (for more information, see Note 11B). It should be noted that during the reporting period, restricted cash in the amount of approximately NIS 15 million were released, which were provided as security for this bank guarantee. (b) Bank guarantees in the total amount of NIS 31 million (most of which are CPI-linked) provided by the Company for the construction of energy generation facilities on the consumers’ premises, and are connected to the distribution grid. (c) NIS 23 million in bank guarantees provided by the Company on behalf of Sorek 2, which were designed to secure Sorek 2’s undertakings by virtue of the agreement for the construction of the Sorek generation facility (for more information, see Note 10E1(b)).

(3)
Mainly in respect of a NIS 60 million bank guarantee (CPI-linked) provided in favor of the System Operator for the purpose of allocating certain customers to the virtual supply activity. Subsequent to the reporting date, in January 2023, the guaranteed amount was updated to a total of NIS 50 million.

(4)
In respect of bank guarantees provided by CPV Group to secure its undertakings in connection with projects under construction in the USA. It should be noted that during the reporting period NIS 46 million in monetary collateral were released, which were replaced by some of the said bank guarantees.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 17 - DEBENTURES

A.	Composition

	As of December 31,
	2022	2021
	NIS million	NIS million

Marketable debentures	1,840	1,811
Less current maturities	(33)	(22)

	1,807	1,789

B.	Additional details

In April 2020, the Company issued Debentures (Series B) with a par value of NIS 400 million (hereinafter – “Debentures (Series B)”). The issuance costs amounted to NIS 4 million. The Debenture B are listed on the TASE, are CPI-linked and bear annual interest of 2.75%. The principal and interest for Debentures (Series B) will be repaid in unequal semi-annual payments (on March 31, and September 30 of every calendar year), starting from March 31, 2021 and up to September 30, 2028 (the first interest payment falls on September 30, 2020).

In October 2020, the Company issued additional Debentures (Series B) (hereinafter – the “Additional Debentures (Series B)”) by way of expanding the series, in the amount of NIS 556 million par value. The proceeds of the issuance of the Additional Debentures (Series B) amounted to NIS 584 million. Issuance costs amounted to NIS 7 million.

In September 2021, the Company issued Series C debentures at a par value of NIS 851 million (hereinafter - “Debentures C”), with the proceeds of the issuance designated, among other things, for early repayment of Rotem’s project financing in October 2021. The debentures are listed on the TASE, are not CPI-linked and bear annual interest of 2.5%. The debentures shall be repaid in twelve semi-annual and unequal installments (on February 28 and August 31) as set out in the amortization schedule, starting on February 28, 2024 through August 31, 2030 (the first interest payment is due on February 28, 2022). The issuance expenses amounted to about NIS 9 million.

The Series B and C debentures are rated ilA-/Stable by Maalot.

The deeds of trust of Debentures B and C (hereinafter in this section - the “Deeds of Trust”) include generally acceptable causes to call for immediate repayment (subject to stipulated remediation periods), including default events, liquidation proceedings, receivership, suspension of proceedings and debt arrangements, merger under certain conditions without obtaining debenture holders’ approval, material deterioration in the condition of the Company, failure to publish financial statements in a timely manner, etc. Furthermore, a right to call for immediate repayment was established under the following circumstances: (1) In case of a call for immediate repayment of another series of debentures (marketable on the TASE or on the TACT Institutional system) that the Company has issued; or of another financial debt (or a number of cumulative debts) of the Company and of consolidated companies (except for the case of having to make immediate repayment of a non-recourse debt), including forfeiture of a guarantee (that secure payment of a debt to financial creditor) that the Company or investee companies made available to a creditor, in an amount not less than USD 75 million (and for Series B - shall not be lower than USD 40 million);

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 17 - DEBENTURES (cont.)

B.	Additional details (cont.)

(2) Upon breach of financial covenants on two consecutive review dates; (3) In the case described in Subsection 2 (and even without waiting for the second review date) if the Company has carried out an extraordinary transaction with a controlling shareholder, other than according tothe Companies Regulations (Expedients in Transactions with an Interested Party), 2000, without obtaining prior approval of the debenture holders by special resolution; (4) If an asset or a number of assets of the Company are sold in an amount representing over 50% of the value of the Company’s assets according to the Company’s consolidated financial statements during a period of 12 consecutive months, or if a change is made to the main operations of the Company, except where the consideration of the sale is intended for the purchase of an asset or assets within the Company’s main area of operations (the “main operations of the Company” - the field of energy, including electricity generation in power plants and from renewable energies); (5) Upon the concurrence of certain events leading to loss of control; (6) In the event that a “going concern” emphasis-of-matter paragraph is included in the Company’s financial statements solely in respect of the Company, for a period of two consecutive quarters; (7) If the Company breaches its undertaking not to place a general floating charge on its current and future assets and rights, in favor of any third party, without the criteria set in the Deed of Trust being met; (8) Distribution in breach of the provisions of the Deed of Trust. All in accordance with the terms set out in the Deeds of Trust signed between the Company and Reznick Paz Nevo Trust Company Ltd.

Furthermore, the Deeds of Trust include an undertaking on behalf of the Company to comply with financial covenants and restrictions (including restrictions as to distribution, expansion of series, provisions as to interest adjustment in the event of change in rating or non-compliance with financial covenants). Following are the financial covenants:

Ratio	Required value. Series B	Required value. Series C	Actual value as of December 31, 2022
Net financial debt (1) to adjusted EBITDA (2)	will not exceed 13 ((for distribution purposes - 11)	will not exceed 13 ((for distribution purposes - 11)	5.6
The Company shareholders’ equity (separate)	will not fall below NIS 250 million (for distribution purposes - NIS 350 million)	will not fall below NIS 1 billion (for distribution purposes - NIS 1.4 billion)	3,507
The Company’s shareholders’ equity (separate)	will not fall below 17% (for distribution purposes - 27%)	will not fall below 20% (for distribution purposes - 30%)	65%
The Company’s shareholders’ equity (consolidated)	--	will not fall below 17%	46%

(1) The consolidated net financial debt less the financial debt designated for construction of the projects that have not yet started to generate EBITDA.
(2) Adjusted EBITDA as defined in the deed of trust.

As of December 31, 2022, the Company complies with the said financial covenants.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 17 - DEBENTURES (cont.)

B.	Additional details (cont.)

In addition, the Deed of Trust includes an undertaking not to create a floating charge on the Company’s assets and rights, both current and future, in favor of any third party without fulfillment of one of the terms and conditions stipulated in the Deed of Trust; everything shall be according to the terms stipulated in the Deed of Trust (it is clarified that the Company and/or its investees will be entitled to create a fixed and/or floating lien on any of their assets, without fulfillment of any of the said terms and conditions).

The terms of the debentures also include an option to increase the interest rate under certain instances of changes in rating and in certain cases of failure to comply with financial covenants (in accordance with thresholds set in the Deeds of Trust). The Company’s ability to expand the series of debentures is subject to certain restrictions, including maintaining the rating of the debentures as it stood prior to such expansion and non-breach of financial covenants.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 18 - EMPLOYEE BENEFITS

A.	Post-employment benefit plans – defined contribution plan

The Group has a predefined plan in respect of its liabilities to employees in Israel and the USA.

	For the year ended December 31
	2022	2021	2020
	NIS million	NIS million	NIS million

Amount recognized as an expense for a defined contribution plan	10	8	4

It should be noted that the Group has defined benefit plans in non-material amounts.

B.	Equity compensation plan in Israel

In July 2017, the Company's board of directors (after the approval of the Company's compensation committee) approved an options plan (hereinafter – the “Options Plan”) for offerees. Under the plan, the Company will allot the offerees, whose identity will be determined by the board of directors (and the general meeting, as the case may be) at its sole discretion, non-marketable and non-transferable options (other than transfer to successors in the event of death, as set out in the Options Plan) that are exercisable for the Company’s shares, in an amount to be instructed by the board of directors, as the case may be. The options are non-marketable and non-transferable. Each option will confer on the offeree the right to receive from the Company, by way of an allotment, one ordinary share of NIS 0.01 par value, at the exercise price to be determined for each offeree, and which will be at least the average share price in the 30 trading days prior to the board decision on the allotment and subject to certain adjustments set out in the Options Plan. The ordinary shares to be allotted following exercise of the options will have the same rights as the Company’s ordinary shares, immediately upon their allotment. The exercise price is subject to certain adjustments (including in respect of distribution of dividends, issuance of rights, etc.).

In May 2018, the employee Options Plan was revised to an alternative for allotting restricted stock units (hereinafter – the “RSUs”) and an amendment to the adjustment mechanism in the event of change of control. Each RSU will confer the right to receive from the Company, by way of an allotment and for no consideration, one ordinary share of NIS 0.01 par value of the Company. The RSUs will not confer on the holder any right conferred on a shareholder, prior to their exercise for shares of the Company, including a voting right, with the exception of the right to receive an amount equivalent to a dividend, should the Company decide to distribute a dividend.

The provisions of Section 102 to the Income Tax Ordinance apply to the allotted options. The allotment was made through a trustee in the capital gains track. In accordance with this track, the Company is not entitled to claim a tax deduction for amounts credited to an employee as a benefit, including amounts recorded as a salary benefit in the Company’s financial statements, for the options received by the offeree under the plan, other than a yield benefit component, if any, determined on the allotment/grant date.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 18 - EMPLOYEE BENEFITS

B.	Equity compensation plan in Israel (cont.)

Between 2017 and 2022, the Company allotted options and RSUs to offerees in several allotments in a capital gains track (with a trustee) in accordance with Section 102 of the Income Tax Ordinance, in four equal tranches, which are exercisable net (hereinafter – the “Offered Securities”). In accordance with this track, the Company is not entitled to claim a tax deduction for amounts credited to an offeree as a benefit, including amounts recorded as a salary benefit in the Company’s financial statements, for the options received by the offeree under the plan, other than a yield benefit component, if any, determined on the allotment/grant date. The vesting terms and expiration dates of the offered securities are as follows:

Tranche No.	Vesting terms and conditions	Expiration date
Tranche One	At the end of 12 months from the grant date	At the end of 36 months from the vesting date
Tranche Two	At the end of 24 months from the grant date	At the end of 24 months from the vesting date
Tranche Three	At the end of 36 months from the grant date	At the end of 24 months from the vesting date
Tranche Four	At the end of 48 months from the grant date	At the end of 24 months from the vesting date

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 18 - EMPLOYEE BENEFITS (cont.)

B.	Equity compensation plan in Israel (cont.)

Following is information regarding allocation of offered securities in accordance with the option plan:

Offerees and allotment dates	Number of RSUs at grant date (in thousands)	No. of unvested RSUs as of December 31, 2022 (in thousands)	Fair value of each RSUs at award date (in NIS)*	No. of options at the grant date (in thousands)	No. of unvested options as of December 31, 2021 (in thousands)	No. of unvested options as of December 31, 2022 (in thousands)	Average fair value of each option at the grant date (in NIS)**	Weighted average of the share price on options’ exercise dates in 2022	Exercise price per option (in NIS, unlinked)	Standard deviation***	Risk-free interest rate****
Officers, June 2018 (1)	242	-	18.52	1,166	318	46	3.80	39.67	18.41	21.41% - 20.93%	0.88% - 1.43%
Officer, May 2020 (1)	29	14	26.8	99	99	99	7.76	N/A	25.81	31.48%	0.36% - 0.58%
Officer, October 2020 (1)	11	-	35.24	29	29	14	12.98	N/A	30.28	36.65%	0.25% - 0.43%
Chairperson of the board, January 2021	-	N/A	N/A	367	367	367	13.07	N/A	32.78	38.80%	0.20% - 0.40%
CEO, April 2021	-	N/A	N/A	1,253	1,253	1,253	9.54	N/A	34.46	34.97%	0.35% - 0.59%
Officers, August 2021	-	N/A	N/A	663	663	663	8.23	N/A	30.24	34.59%	0.24% - 0.55%
Officers, January 2022 (1)	27	27	33.4	272	N/A	272	9.91	N/A	33.21	33.55% - 33.67%	0.47% - 0.75%
Employees, May 2022 (4)	-	N/A	N/A	1,649	N/A	1,649	10.42	N/A	36.60	33.11% - 33.53%	1.84% - 2.05%
Officer, September 2022	-	N/A	N/A	254	N/A	254	15.70	N/A	39.86	33.24% - 34.24%	2.93% - 2.94%

(*) The fair value of the RSU was estimated based on the price of the Company’s shares as at the allotment date.
(**) The average fair value of each allotted option is estimated at the grant date using the Black-Scholes model.
(***) The standard deviation is calculated based on historical volatility of the Company’s share over the expected life of the option until exercise date.
(****) The rate of the risk-free interest is based on the Fair Spread database and an expected life of 4 to 6 years.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 18 - EMPLOYEE BENEFITS (cont.)

B.	Equity compensation plan in Israel (cont.)

(1)
In the years ended December 31, 2022, 2021, and 2020, following the vesting of the RSUs, the Company issued 55 thousand, 55 thousand, and 45 thousand ordinary Company shares of NIS 0.01 par value. In addition, in the years ended December 31, 2022, 2021 and 2020, the Company issued 161 thousand, 161 thousand and 58 thousand ordinary Company shares of NIS 0.01 par value, respectively, following notices regarding the exercise of approx. 272 thousand, 303 thousand and 115 thousand options, respectively. The weighted average price per share on the exercise dates of the options was NIS 39.67, NIS 35.26, and NIS 32.90, respectively. Subsequent to the report date, in January 2023, due to the vesting of RSUs, the Company issued approximately 7 thousand ordinary shares of NIS 0.01 par value each of the Company.

In the year ended December 31, 2022, 15 thousand options and 5 thousand RSUs expired following the termination of a Company employee before the end of the vesting period.

(2)
The value of the benefit for the allotment of securities in the years ended December 31, 2022, 2021 and 2020 is NIS 25 million, NIS 22 million, and NIS 2 million, respectively. This amount will be recorded in profit and loss over the vesting period of each tranche.

In the years ended December 31, 2022, 2021, and 2020, the Company recognized an expense in the amount of NIS 16 million, NIS 9 million, and NIS 3 million, respectively, in respect of the offered options and securities.

C.
Profit-sharing plan for CPV Group employees

In April 2021, the CPV Group LP (hereinafter in this Note - the “Partnership”) approved an allocation of 6.5% of the profit participation rights in the Partnership for allocations to certain CPV Group employees and managers (hereinafter in this note - the “Offerees”) as part of long-term compensation (hereinafter - the “CPV Group’s Profit-Sharing Plan”). The Offerees’ participation rights relate to earnings and appreciation net of repayment of investment amounts to investors and subject to vesting periods that may be accelerated in certain cases, such as merger, sale of activities, and termination of employment under certain circumstances, etc.  The deeds of allotment granted to the Offerees stipulate, among other things, events upon the occurrence of which the Partnership will buy the Offerees’ rights. Included in that stated above, subject to the vesting as, as stated, the Offerees are entitled to require the Partnership to acquire their rights on exercise dates that fall after three and five years from the grant date at the rates and under the conditions defined, and in certain cases of sale of rights in the Partnership by the Company (including a change in control). In addition, the Partnership is entitled to acquire rights of the Offerees under certain circumstances, such as conclusion of the transaction and passage of five years.

The fair value as at the Report date is estimated using an options pricing model (OPM) and is based on a standard deviation of 34%, a risk-free interest rate of 4.15% and an expected life of 3.25 years. During the reporting period, the expense was recorded in respect of a profit-sharing program for employees of the CPV Group, for a total of NIS 46 million (in 2021 - a total of NIS 50 million). As at the report date, the fair value of the participation rights that were awarded amounts to NIS 150 million (approx. USD 43 million).

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 19 - TAXES ON INCOME

A.	Information about the tax environment in which the Group operates

1.	Corporate tax rate

Israel

The rate of corporate tax in Israel between 2020 and 2022 is 23%.

USA

The corporate tax rate applicable to the Group’s US operations is composed of two main tax systems: (1) Federal corporate tax at a rate of 21% and (2) state tax, depending on the state where the operations are carried out, of between 4% and 11.5%, while the state tax rate constitutes an expense for calculation of the federal tax.

The profits (losses) of associates and joint ventures which are not assesses are indirectly attributed to the partnership OPC Power (directly held by the ICG Energy) based on their share in equity. Profits (losses) of the OPC Power are attributed directly to the partners in accordance with their share in the equity, since according to US tax laws, a partnership and LLC through which the Group operates in the USA are not assesses. Therefore, ICG Energy will be attributed the profits (losses) of OPC Power, in which it serves as a limited partner. ICG Energy will be liable to tax in the USA in respect of such profits attributed to it; the tax will be determined in accordance with the federal corporate tax rate and the state tax rate, that constitutes, as aforesaid, an expense for the purpose of calculating the federal tax.

The US tax laws include a limit on financing expenses that may be deducted. The expense limit was 30% of the adjusted taxable income (hereinafter - “ATI”), while in 2018 to 2021, the ATI calculation was based on the Company’s EBITDA, whereas from the 2022 tax year onwards, it is based on EBIT (excluding depreciation and amortization). Furthermore, offsetting of operating losses (NOL) is limited: in general, losses accrued up to 2018, it may be carried forward for up to 20 years, without any limit to the offset amount in a specific year. However, losses accrued thereafter are subject to a time limit, but may be generally used to offset up to 80% of the taxable income only.

In addition, the tax system in the US grants various tax benefits to investors in renewable energy projects, including under the Inflation Reduction Act of 2022 (”IRA”):

•	Bonus Depreciation - accelerated depreciation at a rate of up to 100%. It should be noted that also in the project acquisition procedure, this depreciation may be recognized on the acquisition date.

•
Investment Tax Credit (”ITC”) - A tax credit of up to 30% of the amount invested in solar projects, and another credit equal to up to 10% of the construction costs of projects that integrate equipment manufactured in the USA or constructed at certain sites (”Brownfield Sites”).

•	Production Tax Credit (”PTC”) - A tax credit in respect of income from the sale of electricity generated by renewable energy facilities.

According to the provisions of the IRA, ITC and PTC benefits can be traded or offset in future against future profits.

According to the provisions of the tax treaty between Israel and the US, interest payments are subject to withholding tax of 17.5%, and dividend payments are subject to withholding tax of 12.5%. It should be noted that in Israel, credit is awarded according to Israeli tax laws.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 19 - TAXES ON INCOME

2.	Benefits under the Law for Encouragement of Industry (Taxes), 1969 (hereinafter – the “Encouragement of Industry Law”)

The industrial plants owned by some of the Company’s consolidated companies in Israel have a single production line, and as such, these companies, together with the consolidated subsidiary that holds these companies (parent company), are entitled to file a consolidated tax report under Section 23 of the Encouragement of Industry Law. Pursuant to Section 24 of said Law, the taxable income or loss of each of the said companies which own the industrial plants shall be regarded as taxable income or as a loss of the parent company holding these companies.

“Industrial Companies” as defined in the Encouragement of Industry Law are entitled to tax benefits, mainly:

(a) Depreciation for tax purposes at increased rates.
(b) Deduction of tax-deductible expenses for the issue of shares listed on the stock exchange at three equal annual rates as from the year the shares were listed.
(c) Amortization over 8 years, for tax purposes, of patents and know-how used in the development of the plant.
(D) The option of submitted consolidated tax statements of companies with a single production line.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 19 - TAXES ON INCOME (cont.)

B.	Tax assessments

The Company has tax assessments that are considered final up to and including the 2018 tax year (subject to reservations stipulated in the law). The other Israeli Group companies have tax assessments that are considered final up to and including the 2017 tax year (subject to reservations stipulated in the law).

ICG Energy is subject to taxation in several US jurisdictions. Tax year 2018 and all periods thereafter are open for assessment by US federal and state tax authorities.

C.	Components of income (expenses) for income tax

	For the year ended December 31
	2022	2021	2020
	NIS million	NIS million	NIS million

Current tax expenses:	4	(1)	-
Deferred taxes expenses (income):
Deferred taxes	64	(75)	13
Deferred taxes for previous years	(3)	(1)	(1)
	61	(76)	12

Taxes on income (tax benefit):	65	(77)	12

D.	Adjustments between theoretical tax on income before taxes and tax expenses:

	For the year ended December 31
	2022	2021	2020
	NIS million	NIS million	NIS million

Income (loss) before taxes on income	282	(380)	(34)

Statutory tax rate of the Company	23%	23%	23%

Tax (tax saving) calculated at the statutory tax rate of the Company	65	(88)	(8)

Additional tax (savings) for:
Non‑controlling interests’ share in losses of tax transparent entities	(4)	18	-
Losses for tax purposes and other tax benefits for which deferred taxes were not recorded	1	1	21
Effect of the creation of deferred taxes at a tax rate that is different from the main tax rate	5	(7)	-
Taxes for previous years	(2)	(1)	(1)
Expenses for taxes on income (tax benefit)	65	(77)	12

E.	Taxes on income for other comprehensive income and equity items

In the years ended on December 31, 2022 and 2021, the Company recorded tax expenses in the statement of comprehensive income in the amount of NIS 24 million and NIS 10 million, respectively, for items of other comprehensive income.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 19 - TAXES ON INCOME (cont.)

F.	Deferred tax assets and liabilities

(1)	Deferred tax assets and liabilities recognized in the financial statements

Deferred taxes are calculated at the tax rate that is expected to apply on the reverse date.

Movement in deferred tax assets and liabilities attributable to the following items:

Balance of deferred tax asset (liability)	As of December 31, 2021	Carried to income and loss	Carried to other comprehensive income	Effect of changes in exchange rates	As of December 31, 2022
	NIS million
Property, plant & equipment	(393)	(68)	-	(3)	(464)
Carryforward losses and deductions for tax purposes	349	27	-	32	408
Intangible assets	(24)	1	-	(3)	(26)
Investments in associates	(207)	(28)	(15)	(30)	(280)
Tax benefits in the United States	7	-	-	1	8
Financial instruments	4	(1)	(9)	-	(6)
Other	24	8	-	3	35
	(240)	(61)	(24)	-	(325)

Balance of deferred tax asset (liability)	As of December 31, 2020	Carried to income and loss	Carried to other comprehensive income	Business combinations	Effect of changes in exchange rates	As of December 31, 2021
	NIS million
Property, plant & equipment	(305)	(76)	-	(13)	1	(393)
Carryforward losses and deductions for tax purposes	5	344	-	9	(9)	349
Intangible assets	-	(35)	-	10	1	(24)
Investments in associates	-	(169)	(9)	(37)	8	(207)
Tax benefits in the United States	-	-	-	7	-	7
Financial instruments	6	-	(1)	(1)	-	4
Other	11	12	-	2	(1)	24
	(283)	76	(10)	(23)	-	(240)

(2) Deferred taxes are recognized in the statement of financial position as follows:

	As of December 31,
	2022	2021
	NIS million	NIS million

Under non‑current assets	22	59
Under non-current liabilities	(347)	(299)
Deferred tax assets, net	(325)	(240)

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 19 - TAXES ON INCOME (cont.)

F.	Deferred tax assets and liabilities (cont.)

(3)	Carryforward losses for which deferred tax assets were not recognized:

	As at December 31
	2022	2021
	NIS million	NIS million

Losses for tax purposes	542	522
	542	522

According to Israeli tax laws, there is no time limitation on the utilization of losses for tax purposes and on the utilization of deductible temporary differences. Deferred tax assets have not been recognized for these items, since it is not probable that there will be future taxable income against which the tax benefits can be utilized.

In the US, as of December 31, 2022, the Group has loss carryforwards for which no deferred taxes have been created, as detailed below:

•
Operating losses (NOL) for tax purposes of NIS 380 million (USD 108 million), which may be offset for tax purposes in the United States against future profits, subject to complying with the conditions of the law, some of which are not under the Company’s control and, therefore, the Company did not recognize deferred tax assets in respect thereof. These losses will expire in 2027-2037.

•
NIS 6 million (USD 2 million) in tax credits, offsetable for tax purposes in the US against future profits in the US, are subject to complying with the conditions of the law, some of which are not under the Company’s control and, therefore, the Company did not recognize deferred tax assets. These losses will expire in 2027-2037.

(4)	Total estimated losses

As at December 31, 2022, the Group has total estimated losses of NIS 2.3 billion according to the following breakdown:

•	Israel - Total of NIS 786 million (for NIS 156 million of which no deferred such tax assets were recognized).

•
USA - Total of NIS 1,538 million at federal level (for NIS 386 million of which no deferred tax assets were recognized) and a total of NIS 361 million of losses at state level only (in respect of which deferred tax assets were recognized).

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 20 - EQUITY

A.	Composition

	As of December 31, 2022		As of December 31, 2021
No. of shares	Authorized	Issued and paid up	Authorized	Issued and paid up

Ordinary shares of NIS 0.01 par value	500,000,000	224,415,769	500,000,000	202,255,647

B.	Share issuances

Transaction date	Transaction type	Scope of the transaction	Transaction consideration (in NIS million)	Issuance costs (in NIS million)
February 2021 (1)	Shares issuance	10,300,000 shares	350	4

September 2021 (2)	Shares issuance	13,141,040 shares	328.5	0.5

July 2022 (3)	Shares issuance	9,443,800 shares	330.5	9

September 2022 (4)	Shares issuance	12,500,000 shares	500	6

(1)	It should be noted that the issuance was made to an interested party in the Company on the offering date.

(2)
The Company issued rights to purchase 13,174,419 ordinary Company shares, of which notices of exercise were received for the purchase of 13,141,040 ordinary Company shares. It should be noted that the Parent Company exercised the rights it was entitled to purchase as part of the issuance of rights.

(3)
The issuance was by way of a uniform offering with a range of quantities, in a tender on the price per unit and the quantity. It should be noted that the Parent Company submitted subscriptions as part of the tender, and was issued with 3,898,000 ordinary shares of the Company as part of the issuance.

(4)
An issuance for qualified investors, including Migdal Insurance and Financial Holdings Ltd., The Phoenix Insurance Company Ltd. (including entities under their management), and entities managed by Altshuler Shaham Ltd. (each of which are interested parties in the Company on the offering date by virtue of holdings, and also substantial shareholders).

For information about the changes in the Company's capital arising from an equity compensation plan in Israel, see Note 18B.

C.	Dividend

In the years ended December 31, 2021 and 2022, the Company did not distribute dividends. As of December 31, 2022, the Company has no balance of distributable earnings.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 20 – EQUITY (cont.)

C.	Dividend (cont.)

In July 2017, the Company’s Board of Directors decided to adopt a dividend distribution policy, whereby in every calendar year, a dividend will be distributed to the shareholders; the dividend will be equal to at least 50% of the Company’s after‑tax net income in the calendar year preceding the dividend distribution date. Implementation of the dividend distribution policy and approval of the distribution from time to time by the Company’s board of directors is subject to the provisions of any law, including the distribution tests set out in Section 302 of the Companies Law, 1999 (the profit test and the solvency test), restrictions imposed by agreements to which the Company is a party, present or future covenants or financial covenants undertaken by the Company, tax considerations, investments required in the Company’s projects (present or future), and additional restrictions that may apply to the Company, if any, and decisions that the Company is permitted to make, including a different designation of its profits and an amendment to this policy.

For the avoidance of doubt, the Company’s Board of Directors will be permitted at any time, taking into account business considerations and in accordance with the law, to change the above-mentioned dividend rate or to decide to refrain from any distribution, such as was the case as of the date of the report, taking into account the Company’s business needs, the market conditions in the environment in which the Company operates, and specifically its strategic plans to expand its activity, all at the discretion of the Board of Directors.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 21 - DATA ON INCOME STATEMENT ITEMS

A.	Revenues

	For the year ended December 31
	2022	2021	2020
	NIS million	NIS million	NIS million

Revenues from sale of electricity in Israel:
Revenues from the sale of energy to private customers	1,212	966	943
Revenues from energy sales to the System Operator and other suppliers	107	91	89

Revenues from sale of steam in Israel	62	57	56
Other income in Israel	39	-	-

Total revenues from sale of energy and others in Israel (excluding infrastructure services)	1,420	1,114	1,088

Revenues from private customers for infrastructure services	315	298	274

Total income in Israel	1,735	1,412	1,362

Revenues from the sale of electricity from renewable energy in the USA	87	82	-
Revenues from provision of services in the US	105	81	-

Total revenues in the USA	192	163	-

Total income	1,927	1,575	1,362

Below is information about the total sales of the Group to material customers and the rate out of the total revenue of the Company (in NIS million):

For the year ended December 31
Customer	2022		2021		2020
	Total income	% of the Company’s revenue	Total income	% of the Company’s revenue	Total income	% of the Company’s revenue

Customer 1	360	18.7%	303	19.2%	299	22.5%
Customer 2 (1)	247	12.8%	229	14.5%	257	19.4%

(1)	Bazan Group, which is a related party. For further information – see Note 24.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 21 - DATA ON INCOME STATEMENT ITEMS (cont.)

B.	Cost of sales (less depreciation and amortization)

	For the year ended December 31
	2022	2021	2020
	NIS million	NIS million	NIS million
Israel

Natural gas and others (*)	526	495	504
Energy acquisition expenses	332	133	160
Salaries and related expenses	42	27	25
Manufacturing and operating expenses and outside contractors	34	33	31
Other expenses	45	21	16

Total cost of sales in Israel (excluding the cost of infrastructure services)	979	709	736

Infrastructure services expenses	315	298	274

Total cost of sales in Israel	1,294	1,007	1,010

USA

Cost of sales in respect of revenues from the sale of electricity in the USA	30	26	-
Cost of sales in respect of services rendered in the USA	80	53	-

Total cost of sales in the USA	110	79	-

Total cost of sales	1,404	1,086	1,010

(*) After deducting third-party participation costs.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 21 - DATA ON INCOME STATEMENT ITEMS (cont.)

C.	General and administrative expenses

	For the year ended December 31
	2022	2021	2020
	NIS million	NIS million	NIS million

Salaries and related expenses	90	51	22
Directors’ fees	5	4	2
Professional services	37	32	10
Depreciation	10	8	3
Office maintenance	15	10	3
Other	20	14	7

	170	119	47

Share-based payment expenses	62	58	3

Total general and administrative expenses	239	177	50

D.          Business development expenses

	For the year ended December 31
	2022	2021	2020
	NIS million	NIS million	NIS million

Business development in Israel	12	5	9
Business development in the USA (mainly in renewable energies)	38	22	-

	50	27	9

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 21 - DATA ON INCOME STATEMENT ITEMS (cont.)

E.          Finance income and expenses

	For the year ended December 31
	2022	2021	2020
	NIS million	NIS million	NIS million

Finance income
Exchange differences from revaluation of inter-company loans*	79	-	-
Other exchange rate differentials	17	-	-
Net change in fair value of derivative financial instruments	-	1	-
Amounts reclassified to profit and loss from a hedge reserve and cost of hedge reserve for cash flow hedging	14	7	-
Interest income from bank and other deposits	10	1	1

	120	9	1
Finance expenses
Exchange rate differences	-	19	17
Interest expenses for debentures	75	38	17
Interest expenses for loans from banks and financial institutions	64	117	67
Interest expense for loans from non‑controlling interests	21	13	-
Amounts reclassified to profit and loss from a hedge reserve and cost of hedge reserve for cash flow hedging	-	-	22
Interest expenses for lease liabilities	2	2	1
Net change in fair value of derivative financial instruments	1	-	4
Fees and others	4	5	4
	167	194	132

Loss from disposal of financial liabilities, net**	-	272	41

Finance expenses, net, recognized in the statement of income	47***	457	172
(*)    In respect of provision of NIS-denominated loans to a wholly owned subsidiary which is a foreign operation and whose functional currency is the US dollar. In the fourth quarter of 2022, in view of a change in the Company’s assessments regarding the likelihood of repayment of the said loans in the foreseeable future, they were classified as part of net investment in foreign operation. For information regarding accounting policy in connection with loans extended to foreign operation, see Note 3C2.

(**)  In October 2021, early repayment of the full outstanding balance of Rotem's project financing in the amount of NIS 1,292 million (including an early repayment fee) was completed, a debt service reserve and additional restricted cash in Rotem in the amount of NIS 125 million were released and guarantees related to the Rotem Financing Agreement were canceled. In respect of the said repayment, Rotem recognized a one-off expense in respect of an early repayment fee, totaling NIS 244 million (approximately NIS 188 million, net of tax) in the loss on settlement of financial liabilities, net item.

In April 2021, the CPV Group signed an agreement for the purchase of A rights in Keenan from the tax equity partner in consideration for NIS 82 million (USD 25 million). As part of the said purchase, the outstanding financial liability to the tax equity partner was repurchased at the total amount of NIS 44 million (USD 13 million), and the subsidiary's tax status was changed. As a result, a NIS 39 million (USD 12 million) loss was recognized in the line item “loss on settlement of financial liabilities, net”.

In 2021, Keenan repaid a previous financing agreement, the outstanding balance of which, as at the maturity date was NIS 207 million. Similarly, in view of the repayment of Keenan’s previous financing, in 2021, the Group recognized a NIS 11 million (USD 3 million) profit from repayment of financial liabilities, net, in the income statement.

(***) Include CPI linkage differences due to bonds and CPI Linked loans in amount of NIS 74 million.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 22 - EARNINGS (LOSS) PER SHARE

Information used in the calculation of the basic and diluted earnings (loss) per share:

A.	Earnings (loss) attributable to holders of ordinary shares

	For the year ended December 31
	2022	2021	2020
	NIS million	NIS million	NIS million

Profit (loss) for the year attributable to shareholders of the Company	167	(219)	(61)

B.	Weighted average number of ordinary shares

Weighted average number of shares used for the basic calculation	For the year ended December 31
In thousands of shares of NIS 0.01 par value	2022	2021	2020
Balance as at January 1	202,256	178,370	143,360
Effect of shares issued in the year	7,903	12,548	7,359
Effect of options exercised for shares	57	150	26
Effect of RSUs	73	102	133

Weighted average number of shares used for the basic calculation	210,289	191,170	150,878

Effect of future exercise of options	4,057	*-	*-

Weighted average number of shares used for the diluted calculation	214,346	191,170	150,878

(*) In the years ended December 31, 2021, and 2020, the number of shares arising from the future exercise of options amounted to 2,427 thousand and 1,615 thousand shares with a par value of NIS 0.01, respectively.

Since during those years the Company has had a loss, the effect of the future exercise of the options is anti-dilutive.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 23 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

A.	Financial risk management

1.	General

The Group has operations that expose it to credit, liquidity risks and market risks (currency, interest rate, CPI, and other market price risks). To reduce exposure to these risks, the Group takes various measures, particularly the use of derivative financial instruments, including forward transactions (mainly on foreign currency), index swap transactions, interest rate swap transactions, and in associates held by CPV Group - future transactions to hedge energy margins.

2.	Credit risk

Credit risk is the risk of financial loss incurred by the Group if a customer or counterparty to a financial instrument fails to meet its contractual liabilities. The Group’s main exposure to credit risk is in respect of the following assets:

Customers

The Group’s management regularly examines the exposure to credit risk in respect of customer debts and analyzes their financial strength in order to determine the nature and scope of collateral required in the different sale transactions.

Most of the Group’s customers have strong financial robustness, therefore sales to them are made without any collateral. In exceptional cases that are considered high risk, in the opinion of the Group companies, they receive adequate collateral to reduce the risks arising from the provision of credit to customers.

Cash and cash equivalents and short- and long-term deposits (including restricted balances)

The Group’s cash and cash equivalents and deposits are deposited mainly in banks, with attention to their financial strength. Therefore, in the Group’s estimation, no significant credit risk is expected in respect of them.

Derivative financial instruments

Derivative transactions are generally made with banks, with attention to the financial strength of these entities. Therefore, in the Group’s estimation, no significant credit risk is expected in respect of them.

3.	Liquidity risk

Liquidity risk is the risk that the Group companies will not be able to meet with their financial liabilities when they are due. The Group’s approach to liquidity risk management is to ensure, to the extent possible, a sufficient liquidity level to meet its liabilities in a timely manner.

For the purpose of management of the Group’s liquidity, a mix of short and long term financing tools are used, with attention to adjustment of the scope and duration of the long term liabilities, as well as the financial covenants applicable to the Company and the nature and scope of its business operations.

The short-term financing tool includes mainly secured credit facilities from banks and financial institutions. The long term financing tool includes mainly long term loans from banks and financial institutions and debentures. For further information – see Notes 16, 17 and 25D.

In addition to the abovementioned financing tools, the Company raises capital, from time to time, according to its needs, by issuing financial instruments.

4.	Market risks

Market risks is the risk that changes in market prices, such as the electricity margins, foreign currency exchange rates, inflation, and interest rates, will affect the fair value or future cash flows of a financial instrument.

The Company uses derivative financial instruments as part of the market risk management policy.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 23 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

A.	Financial risk management (cont.)

5.	Currency risk

The functional currency of the Company and its subsidiaries in Israel is the NIS and the functional currency of CPV Group is the USD. Therefore, the exposure of the Group companies in Israel is measured in relation to exchange rate changes of the NIS in relation to other currencies in which they operate. CPV Group enters into agreements mainly in the USD and therefore, it is not materially exposed to currency risk.

As part of its activity in Israel, the Company is exposed to changes in the exchange rate of the dollar, both indirectly and directly, due to the natural gas purchases, some of which are linked to the exchange rate of the dollar and/or denominated in dollars and are linked to the generation tariff and include floor prices in USD and on the other hand, due to the linkage of a substantial portion of its revenues to the generation tariff (which is partly affected by changes in the exchange rate of the dollar). Therefore, even though an increase in the exchange rate of the dollar increases the cost of natural gas purchased by the Company, the structure of revenues includes partial natural defenses that mitigate the said exposure. However, it should be noted that generally the generation component is revised once a year, and accordingly, there may be timing differences between the effect of the increase in the exchange rate of the dollar on the current cost of gas, and its effect on the Company’s gross margin.

Furthermore, from time to time the Company enters into significant construction and maintenance contracts in various currencies, specifically the dollar and the euro.

The Group companies in Israel also partially hedge the exposure to changes in the cash flows from payments in foreign currency (mainly USD and EUR) in respect of EPC and LTSA agreements using forward transactions. As at the report date, Zomet uses futures to hedge its exposure to changes in the cash flows from payments in USD for the Zomet Power Plant construction agreement. These contracts will be designated as hedged for the purpose of application of cash flow hedge accounting principles.

In relation to the Company’s investment in CPV Group, which operates in the USA, and whose functional currency is the dollar, generally, a decrease in the exchange rate of the dollar may adversely affect the value of the Company’s dollar-denominated investment, and the Company's net income and equity. On the other hand, in view of the need to raise NIS-denominated sources in Israel to fund the expected investments in CPV Group’s backlog of projects under construction and development, an increase in the exchange rate of the dollar may lead to an increase in the financing required to implement those investments.

6.	CPI risk

The Group’s companies in Israel are exposed to CPI risk mainly in respect of the linkage of a substantial part of its revenues to the generation tariff (which is partially affected by changes in the CPI). On the other hand, the purchases of natural gas are linked to the generation tariff and include a dollar floor price.

Furthermore, some of the Company’s capital costs and investments are linked to the CPI, whether directly or indirectly.

Therefore, even though an increase in the CPI increases the Company’s costs and investments, the structure of revenues includes certain natural defenses that mitigate the said exposure.

Furthermore, Debentures (Series B) and some long-term bank loans are CPI-linked. To reduce part of the exposure to CPI changes in respect of Hadera’s loans, in June 2019 the Group contracted with a bank in transactions to hedge part of the CPI exposure. These contracts will be designated as hedged for the purpose of application of cash flow hedge accounting principles.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 23 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

A.   Financial risk management (cont.)

7.	Interest rate risk

To reduce the exposure to interest rate changes in Israel (mainly Prime), the Group uses a mix of loans (including credit facilities) and debentures in a way that some of the loans and debentures are at fixed interest rates and others at variable interest rates.

Most of CPV Group’s long-term loans and credit facilities (including through associates) bear a variable interest rate (mainly LIBOR) and in terms of cash flow, are exposed to interest rate changes. To reduce part of the exposure to interest rate risk, CPV Group enters into USD-denominated interest rate swap transactions to exchange variable USD interest rates for fixed USD interest rates in respect of part of the long term loans. These transactions are designated as hedged for the purpose of application of cash flow hedge accounting principles.

8.	Other market price risks - electricity margins

CPV Group (including through associates) uses various hedges to hedge some of the power plants’ capacity; the portion of capacity being hedged changes from one project to another; these hedges are used in order to hedge against volatility in electricity prices for short periods (mainly one year). The aim of using the hedges is set the energy margin (the margin between the price of electricity received and the price of gas paid) through gas and electricity price commodity contracts. Some of these transactions are designated as hedged for the purpose of application of cash flow hedge accounting principles.

In addition, Fairview, Maryland, and Valley entered into economic hedging agreements on the electricity margins of the revenue put option (hereinafter - “RPO”) type. The RPO is intended to provide the companies a minimum margin from the sale of electricity on the market for the duration of the agreement. The RPO periods are until May 31, 2025 for Fairview, until February 28, 2022 for Maryland and until May 31, 2023 for Valley.

In addition, in the renewable energies area, the CPV Group enters long term PPAs as well as RECs to partially mitigate its exposure to changes in electricity margins on the market.

B.	Financial instruments

1.	Credit risk

a.
The carrying amount of the following financial assets represents the maximum credit exposure without taking into account the value of collateral or other credit enhancements in respect thereof: cash and cash equivalents, deposits (including restricted and long-term), trade and other receivables (including long-term), and derivative financial instruments.

b.	Maximum exposure to credit risk in respect of trade receivables

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as at the reporting date was as follows:

	As of December 31,
	2022	2021
	NIS million	NIS million

Trade receivables in Israel	236	176
Trade receivables in the USA	24	18
	260	194

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 23 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

C.    Aging of debts and losses from impairment of trade receivables

 As of December 31, 2022, and 2021, trade receivables arise from trade receivables not in arrears.

 For information about credit risk management, see above.

2.	Liquidity risk

Below are the contractual maturity dates of the financial liabilities at non-discounted values, including expected interest payments (according to the interest rates prevailing on the reporting date):

		As of December 31, 2022
	Carrying amount	Contractual amount	12 months or less	One to two years	2-5 years	More than 5 years
	NIS million

Non-derivative financial liabilities
Trade payables	335	335	335	-	-	-
Payables and credit balances	37	37	37	-	-	-
Loans from holders of non-controlling interests (including interest payable)	437	565	16	51	91	407
Debentures (including interest payable)	1,854	2,073	79	234	788	972
Lease liability (including interest payable)	130	164	63	10	23	68
Loans from banks and financial institutions (including interest payable)	1,817	2,229	140	211	515	1,363

Total financial liabilities	4,610	5,403	670	506	1,417	2,810

		As of December 31, 2021
	Carrying amount	Contractual amount	12 months or less	One to two years	2-5 years	More than 5 years
	NIS million

Non-derivative financial liabilities
Trade payables	468	468	468	-	-	-
Payables and credit balances	28	28	28	-	-	-
Loans from holders of non-controlling interests (including interest payable)	434	554	35	81	129	309
Debentures (including interest payable)	1,824	2,083	66	76	735	1,206
Lease liability (including interest payable)	103	120	61	8	19	32
Loans from banks and financial institutions (including interest payable)	1,520	1,849	103	139	425	1,182

Financial liabilities - derivative instruments
Forwards on exchange rates used for hedging	16	19	19	-	-	-
Other forwards on exchange rates	4	6	6	-	-	-

Total financial liabilities	4,397	5,127	786	304	1,308	2,729

In respect of certain liabilities, particularly to banks, and debentures, the Company is subject to financial covenants (for further information, see Notes 16B5 and 17B). Non-compliance with the financial covenants may lead to redemption of the liabilities earlier than showed in the above table. Actual interest payments in respect of liabilities at variable interest rates may be different to the amounts shown in the above table.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 23 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

C.    Aging of debts and losses from impairment of trade receivables (cont.)

3.	Market risk

 CPI and currency risks

The Group's exposure to CPI and foreign exchange risks, excluding derivative financial instruments (see below), is as follows:

	NIS		Foreign currency
	CPI-linked	Non-linked	USD	EUR	Other	Total
	NIS million
December 31, 2022
Assets
Cash and cash equivalents	-	580	268	1	-	849
Short-term restricted deposits and cash	-	178	36	-	-	214
Trade and other receivables	-	240	183	-	-	423

Total financial assets	-	998	487	1	-	1,486

Liabilities
Trade payables	-	(129)	(154)	(51)	(1)	(335)
Payables and credit balances	-	(21)	(16)	-	-	(37)
Debentures	(1,003)	(851)	-	-	-	(1,854)
Lease liabilities	(19)	(52)	(59)	-	-	(130)
Loans from non‑controlling interests	-	(151)	(286)	-	-	(437)
Loans from banks and financial institutions	(454)	(1,053)	(310)	-	-	(1,817)

Total financial liabilities	(1,476)	(2,257)	(825)	(51)	(1)	(4,610)

Total financial instruments	(1,476)	(1,259)	(338)	(50)	(1)	(3,124)

	NIS		Foreign currency
	CPI-linked	Non-linked	USD	EUR	Other	Total
	NIS million
December 31, 2021
Assets
Cash and cash equivalents	-	496	235	-	-	731
Short-term restricted deposits and cash	-	68	26	-	-	94
Trade and other receivables	-	181	85	-	-	266

Total financial assets	-	745	346	-	-	1,091

Liabilities
Trade payables	-	(186)	(203)	(72)	(7)	(468)
Payables and credit balances	-	(20)	(8)	-	-	(28)
Debentures	(976)	(848)	-	-	-	(1,824)
Lease liabilities	(22)	(52)	(29)	-	-	(103)
Loans from non‑controlling interests	-	(233)	(201)	-	-	(434)
Loans from banks and financial institutions	(454)	(761)	(305)	-	-	(1,520)

Total financial liabilities	(1,452)	(2,100)	(746)	(72)	(7)	(4,377)

Total financial instruments	(1,452)	(1,355)	(400)	(72)	(7)	(3,286)

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 23 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

C.    Aging of debts and losses from impairment of trade receivables (cont.)

3.	Market risk (cont.)

 CPI and currency risks (cont.)

The Group’s exposure to risk for foreign currency derivative financial instruments not used for hedging is as follows:

	As of December 31, 2021
In NIS million	Currency / linkage receivable	Currency / linkage payable	Amount receivable	Amount payable	Expiration date	Fair value

Forwards on exchange rates	USD	NIS	10	30	2022	-

Forwards on exchange rates	EUR	NIS	15	58	2022	(4)

Foreign currency call options	USD	NIS	55	209	2022	-

The Group’s exposure to risk for foreign currency derivative financial instruments used for hedging is as follows:

	As of December 31, 2022
In NIS million	Currency / linkage receivable	Currency / linkage payable	Amount receivable	Amount payable	Expiration date	Fair value

Forwards on exchange rates	USD	NIS	20	67	2023	2

	As of December 31, 2021
In NIS million	Currency / linkage receivable	Currency / linkage payable	Amount receivable	Amount payable	Expiration date	Fair value

Forwards on exchange rates	USD	NIS	104	340	2022-2023	(16)

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 23 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

C.    Aging of debts and losses from impairment of trade receivables (cont.)

3.	Market risk (cont.)

CPI and currency risks (cont.)

The Group’s exposure to CPI risk for derivative financial instruments used for hedging is as follows:

	As of December 31, 2022
	Linkage receivable	Interest payable	Expiration date	Amount of the linked reserve	Fair value
				NIS million

CPI swap contracts	CPI	1.76%	2036	315	33

	As of December 31, 2021
	Linkage receivable	Interest payable	Expiration date	Amount of the linked reserve	Fair value
				NIS million

CPI swap contracts	CPI	1.76%	2036	335	23

CPI swap contract to hedge up to 70% of the exposure to the CPI in respect of the principal of the loans of Hadera, in exchange for payment of additional interest at an annual rate of between 1.76%. The Group will designate this transaction to cash flow hedge accounting.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 23 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

C.    Aging of debts and losses from impairment of trade receivables (cont.)

3.	Market risk (cont.)

CPI and currency risks (cont.)

Currency sensitivity analyses:

Appreciation (depreciation) of the NIS by a rate of 5% or 10% against the following currencies would have increased (decreased) the comprehensive income or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain fixed. The analysis for 2021 is performed on the same basis.

	As of December 31, 2022
	Effect on total comprehensive income (loss) and capital
	10% decrease	5% decrease	5% increase	10% increase
	NIS million	NIS million	NIS million	NIS million

Non-derivative instruments
USD/NIS	26	13	(13)	(26)

Non-derivative instruments
EUR/NIS	4	2	(2)	(4)

Derivative instruments
USD/NIS	(5)	(3)	3	5

	As of December 31, 2021
	Effect on total comprehensive income (loss) and capital
	10% decrease	5% decrease	5% increase	10% increase
	NIS million	NIS million	NIS million	NIS million

Non-derivative instruments
USD/NIS	31	15	(15)	(31)

Non-derivative instruments
EUR/NIS	6	3	(3)	(6)

Derivative instruments
USD/NIS	(24)	(12)	12	24

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 23 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

C.    Aging of debts and losses from impairment of trade receivables (cont.)

3.	Market risk (cont.)

 CPI and currency risks (cont.)

Index sensitivity analyses:

A change of 1% or 2% in the CPI would have increased (decreased) the comprehensive profit or loss in the amounts presented below. The analysis below is based on index changes that the Group believes are reasonably feasible as at the end of the Reporting Period. The analysis is based on the assumption that all the other variables, particularly interest rates, remain fixed and do not take into account any expected sales and purchases. The analysis for 2021 is performed on the same basis.

	As of December 31, 2022
	Effect on total comprehensive income (loss) and capital
	2% decrease	1% decrease	1% increase	2% increase
	NIS million

Long-term loans (CPI)	7	4	(4)	(7)

Debentures (CPI)	20	10	(10)	(20)

CPI swap contracts	(5)	(2)	2	5

	As of December 31, 2021
	Effect on total comprehensive income (loss) and capital
	2% decrease	1% decrease	1% increase	2% increase
	NIS million

Long-term loans (CPI)	7	4	(4)	(7)

Debentures (CPI)	18	10	(10)	(19)

CPI swap contracts	(6)	(3)	3	6

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 23 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

C.    Aging of debts and losses from impairment of trade receivables (cont.)

3.	Market risk (cont.)

Interest and CPI risk

Below is a breakdown of the types of interest of the Group’s interest-bearing financial instruments as at the end of the Reporting Period, based on the Group management reports:

Fixed interest instruments linked to the CPI:
	As of December 31,
	2022	2021
	NIS million	NIS million

Financial assets	-	-
Financial liabilities (*)	1,451	1,424
	(1,451)	(1,424)

Fixed interest instruments not linked to the CPI:

	As of December 31,
	2022	2021
	NIS million	NIS million

Financial assets	719	50
Financial liabilities	1,497	1,504
	(778)	(1,454)

(*) Of which NIS 315 million was hedged through a CPI swap transaction.

Fair value sensitivity analysis for fixed interest instruments:

The Group's fixed interest financial instruments are not measured at fair value through profit and loss, therefore changes in interest rates as at Reporting Date are not expected to have any effect on profit and loss.

Variable interest instruments:

	As of December 31,
	2022	2021
	NIS million	NIS million

Financial assets	17	172
Financial liabilities (**)	1,143	833
	(1,126)	(661)

(**) Of which NIS 219 million was hedged through an interest rate swap transaction. See Note 16A.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 23 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

C.    Aging of debts and losses from impairment of trade receivables (cont.)

3.	Market risk (cont.)

Interest rate and CPI risk (cont.)

A change of 0.5%-1.5% in the LIBOR interest rate would have increased (decreased) the comprehensive profit or loss in the amounts presented below. The analysis below is based on LIBOR rate changes that the Group believes are reasonably feasible as at the end of the Reporting Period. The analysis is based on the assumption that all other variables, in particular foreign exchange rates, remained constant. The analysis is based on the assumption that all other variables, specifically foreign exchange rates, remain fixed.

	As of December 31, 2022
	Effect on total comprehensive income (loss) and capital
	1.5% decrease	1% decrease	1% increase	1.5% increase
	NIS million

Long-term loans (US LIBOR)	5	3	(3)	(5)

Interest rate swaps (US LIBOR)	(3)	(2)	2	3

	As of December 31, 2021
	Effect on total comprehensive income (loss) and capital
	0.5% decrease	0.5% increase	1% increase	1.5% increase
	NIS million

Long-term loans (US LIBOR)	2	(2)	(4)	(5)

Interest rate swaps (US LIBOR)	(1)	1	2	4

The Group’s exposure to LIBOR risk for derivative financial instruments used for hedging is as follows:

	As of December 31, 2022
	Linkage receivable	Interest payable	Expiration date	Amount of the linked reserve	Fair value
				NIS million

Interest rate swaps	USD LIBOR interest	0.93%	2030	219	24

	As of December 31, 2021
	Linkage receivable	Interest payable	Expiration date	Amount of the linked reserve	Fair value
				NIS million

Interest rate swaps	USD LIBOR interest	0.93%	2030	216	3

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 23 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

D.	Fair value

1.   Financial instruments measured at fair value for disclosure purposes only

The carrying amount of certain financial assets and financial liabilities, including cash and cash equivalents, deposits, restricted cash and deposits (including long term), trade receivables (including long term), financial derivatives, short term credit, trade payables, and other long-term liabilities (excluding liabilities in respect of leases), corresponds with or is close to their fair value.

Below is the fair value of financial liabilities and the carrying amount presented in the statement of financial position:

	As of December 31, 2022
	Carrying amount (*)	Fair value	Discount rate used
	NIS million	NIS million	in determination of the fair value

Loans from banks and financial institutions (Level 2)	1,817	1,859	4.3%-5.6%
Loans from non‑controlling interests (Level 2)	437	400	4.4%-9.3%
Debentures (Level 1)	1,854	1,734	5.4%-5.6%
	4,108	3,993

	As of December 31, 2021
	Carrying amount (*)	Fair value	Discount rate used
	NIS million	NIS million	in determination of the fair value

Loans from banks and financial institutions (Level 2)	1,520	1,697	1.2%-4.3%
Loans from non‑controlling interests (Level 2)	429	440	1.2%-6.6%
Debentures (Level 1)	1,824	1,997	1.1%-2.9%
	3,773	4,134

(*) Includes current maturities and interest payable.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 23 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

D.      Fair value

2. Fair value hierarchy of financial instruments measured at fair value

The table below presents an analysis of financial instruments measured at fair value, on a periodic basis.

The assessment method and the different levels appear in Note 4 above.

	As of December 31,
	2022	2021
	NIS million	NIS million
Financial assets
Derivatives used for hedge accounting
CPI swap contracts (Level 2) (*)	33	23
Interest rate swaps (US LIBOR) (Level 2)	24	3
Forwards on exchange rates (Level 2)	2	-

	59	26
Financial liabilities
Derivatives used for hedge accounting
Forwards on exchange rates (Level 2)	-	(4)
Derivatives not used for hedge accounting
Forwards on exchange rates (Level 2)	-	(16)

	-	(20)

  (*) The nominal NIS-denominated discounted interest rate range in the value calculations is 3.94%-4.20% and the real discounted interest rate range is 0.24%-2.10%.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 24 – RELATED AND INTERESTED PARTIES

A.        Compensation and benefits for key management personnel (including directors)

The Group’s Chairman of the Board and senior directors (hereinafter - “Key Management Personnel”) are usually entitled, in addition to salary, to arrangements regarding the notice and adjustment periods, various social benefits, including vacation, sick leave and convalescence pay, various insurance coverage, study fund, car and telephone. In addition, the Group contributes funds for them to predefined post-employment benefit plans. Key Management Personnel also participate in the Company’s equity compensation program and senior directors in CPV Group, in the profit-sharing plan for CPV Group employees. For further information, see Note 18C.

Compensation and benefits for the Key Management Personnel employed in the Group:

	For the year ended December 31
	2022		2021		2020
	No. of people	NIS million	No. of people	NIS million	No. of people	NIS million

Employee benefits	8	28	7	21	2	4
Post-employment benefits	8	1	6	1	2	*-
Adjustment bonuses (*)	6	4	-	-	-	-
Share-based payment	8	24	7	21	2	1
		57		43		5

* Amount is less than NIS 1 million.

(*) During the reporting period, costs for adaptation bonuses were charged

Compensation and benefits for directors who are not employed in the Group:

	For the year ended December 31
	2022		2021		2020
	No. of people	NIS million	No. of people	NIS million	No. of people	NIS million

Total benefits for directors who are not employed in the Group	7	2	8	1	9	1

Below are additional details  regarding the terms of employment of the Chairman of the Board and Company CEO:

1.
Giora Almogy is the CEO of the Company and the CEO and director of the subsidiaries, from January 1, 2011. According to his employment agreement, in 2022 the CEO is entitled to a monthly salary of NIS 179 thousand (linked to the CPI published in February 2021). The Company CEO is also entitled to social benefits as is standard in the Company and related benefits, according to the compensation policy (such as vehicle, reimbursement of expenses, an additional (13th) monthly salary) .

The engagement between the Company and the CEO is for an indefinite period and may be canceled by any of the parties by six-months’ written notice. During the notice period, the Company CEO will be entitled to the full salary and fringe benefits paid in accordance with the provisions of the agreement. Upon termination of the employment of the Company’s CEO for any reason whatsoever, except upon dismissal in circumstances under which the law allows non-payment of severance pay, the CEO will be entitled to the funds accrued in the pension fund/ managers insurance policy, and also to an amount equal to one gross monthly salary in accordance with his/her latest monthly salary immediately prior to the term in office end date, multiplied by the number of years of service in the Company. The CEO shall be entitled to a six-month adaptation period (that does not overlap with the advance notice period) in any event of termination of service, except for circumstances under which the law allows non-payment of severance pay. The adaptation period will start at the end of the advance notice period; during the adaptation period, the CEO will continue receiving his service and employment terms in full. In addition, the Company CEO will be entitled to bonuses according to the Company’s compensation policy as applicable from time to time, based on the approvals required by law. For information about options granted to the Company CEO, see Note 18B.

Subsequent to the report date, the Company's Board of Directors approved (after approval by the Audit Committee) a bonus to the Company CEO in respect of 2022 in the amount of NIS 2,367 thousand. Furthermore, on January 1, 2023, the Company CEO is entitled to a salary increase of 10% of the original base salary (NIS 166 thousand).

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 23 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

B.	Balances with related and interested parties

Fair value The engagement between the Company and the CEO is for an indefinite period and may be canceled by any of the parties by six-months’ written notice. In the last three months of this period, the Company CEO will not actually be required to work. During the notice period, the Company CEO will be entitled to the full salary and fringe benefits paid in accordance with the provisions of the agreement. The Company may terminate the agreement immediately or at any time during the notice period, provided that on the date of termination of his employment, it pays the CEO all amounts to which he would have been entitled under the agreement had he continued serving in the Company during the entire notice period. Under exceptional circumstances, the Company may terminate the engagement immediately as is standard with such agreements. Upon termination of the Company CEO’s employment, for any reason, except dismissal under special circumstances, he will be entitled to compensation in an amount equal to 100% of the last basic salary paid to him multiplied by the number of years of employment in the Company and pro rata for parts of a year, while all amounts accrued in funds on account of severance pay, which will be transferred to the order of the Company CEO at the end of his employment, will be deducted from this amount.

In addition, the Company CEO will be entitled to bonuses according to the Company’s compensation policy as applicable from time to time, based on the approvals required by law, but in any event, the total annual bonus will not exceed NIS XX million.

Furthermore, the CEO is entitled to related benefits as is customary in the Company and in accordance with the Company's Compensation Policy, as it is updated from time to time.
For information about options granted to the Company CEO, see Note 18B.

Subsequent to the report date, the Company's Board of Directors approved (after approval by the Audit Committee) a bonus to the Company CEO in respect of 2022 in the amount of NIS XX thousand.

Furthermore, on January 1, 2023, the Company CEO is entitled to a salary increase of 10% of the base salary.

	As at December 31
	2022	2021
	NIS million	NIS million
Balances in Israel:
Cash and cash equivalents (1)	443	187
Short term deposits (1)	125	-
Trade receivables (2)	29	25
Other accounts receivable	1	-
Other accounts payables	(1)	(1)

Balances in the USA:
Cash and cash equivalents (1)	177	92
Customers	7	5
Other long-term receivables	18	16
Loans from non‑controlling interests (3)	(121)	(86)

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 23 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont.)

C.          Transactions with related parties and interested parties

	For the year ended December 31
	2022	2021	2020
	NIS million	NIS million	NIS million

Transactions in Israel:
Sales (2)	252	240	276
Cost of sales (1)	2	(3)	-
General and administrative expenses	-	(1)	-
Other finance income, net	6	-	-
Interest expenses for loans from banks and financial institutions	-	(25)	(7)
Loss from disposal of financial liabilities, net	-	(95)	-
Discounted interest expenses for property, plant and equipment	-	-	(1)

Transactions in the USA:
Revenues from provision of services (4)	65	44	-
Interest expense for loans from non‑controlling interests (3)	(7)	(9)	-

2.
During the ordinary course of business and under market terms, the Group enters into agreements with Mizrahi Bank Group for a wide range of banking activities, including management of cash and deposits and short-term credit facilities.

3.	Mainly[5] a PPA agreement for the sale of electricity to Oil Refineries Ltd. Group (”Bazan Group”) and an agreement for the sale of natural gas surpluses to ICL Group Ltd.

In 2011, Rotem signed an agreement with Bazan Group for the sale of electricity for a period of 120 months from the date that Rotem commenced commercial operation (July 2013), while Bazan Group has an option to notify Rotem of its intention to purchase electricity from another independent power producer (IPP) operating from its plant, and as a result, the quantity of electricity purchased from that IPP will be deducted from the PPA Agreement with Rotem, thereby affecting the discount granted to Bazan Group.

The consideration specified in the agreement is per kilowatt-hour consumed and based on the DSM tariff with a discount on the Generation Component tariff. The agreement includes provisions according to which if Bazan Group fails to consume electricity in the minimum quantity specified in the agreement, this will affect the price that it is required to pay, and under certain circumstances, Rotem may terminate the agreement in part or in full. The agreement also sets out provisions regarding electricity consumption by Bazan Group above the maximum quantity agreed upon and the payments in such case. The agreement sets out conditions regarding increasing the foregoing maximum quantity at Bazan Group’s request.

In the agreement, Rotem undertook to meet a specified volume of electricity supply on a cumulative basis (minimum capacity), which is measured according to periods set in the agreement, where if it becomes evident that the volume of electricity supply was below that committed in the agreement, Rotem would compensate Bazan Group as specified in the agreement, and under certain circumstances, Rotem is even entitled to terminate the agreement by prior notice.

5     It should be noted that the Group also sells electricity to other related parties in Israel, but these sales are negligible.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 24 – RELATED AND INTERESTED PARTIES (cont.)

C.          Transactions with affiliates and interested parties (cont.)

The agreement includes a list of breach events, whereby if they occur, each party to the agreement may terminate it without this being considered a breach of the agreement, if the remediation period specified in the agreement for each incident has ended. The parties may endorse/assign their rights under that agreement without the other party’s prior written consent, unless Rotem endorses the rights of affiliates according to the provisions of the agreement, to lenders under circumstances specified in the agreement, or if Bazan Group endorses its rights under the agreement to a company under its control that consumes electricity from its electricity meters.

It should be noted that as at the approval date of the financial statements, to the best of the Company’s knowledge, Bazan has ceased being a related party and interested party in the Company. The term of the agreement will end in July 2023, and as of the filing date of the Report, it is not yet known whether the agreement will be renewed and/or regarding the terms and conditions of the renewal, if any.

In addition, in June 2022, the Company entered into a transaction for the sale of natural gas surpluses to ICL Group Ltd. over the period from May 2022 through January 2023. In accordance with the agreement, the Company sold natural gas to the ICL Group Ltd. if it had surpluses, in accordance with the commercial terms set out in the agreement. The Company recognized in its financial statements immaterial amounts in profit from such sales of gas surpluses in 2022.

4.
The Group has engaged in a partnership agreement with OPC Power for the acquisition of CPV Group, as defined in Note 25D2, inter alia with institutional investors from Migdal Insurance Group, an interested party in the Company.

5.	As part of the asset and energy management operations, CPV Group provides management, initiation and maintenance services to specific associates.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 25 – SUBSIDIARIES

A.        Material Group subsidiaries

Set forth below are details about the Group’s material subsidiaries (directly and indirectly held):

		The Group’s ownership rights in the subsidiary
		As of December 31
	Main location of the Company's operations	2022	2021

Company

OPC Power Plants Ltd. (hereinafter – “OPC Power Plants”) (1)	Israel	100%	100%
CPV Group PL (hereinafter - “CPV Group”) (2)	USA	70%	70%

(*)  Upon completion of the Veridis transaction in January 2023 for the investment in and restructuring of the Israel area of activity (as described in Note 29A), the Company coordinates the activity in Israel through OPC Holdings Israel Ltd., which wholly-owns, among other things, OPC Power Plants. As of the approval date of the Report, the Company holds 80% of OPC Israel’s shares, and the remaining 20% are held by Veridis.

(1)	OPC Power Plants

In December 2020, the Company carried out an internal reorganization in accordance with Section 104A of the Income Tax Ordinance, in which it transferred to OPC Power Plants its entire holdings in some of the subsidiaries it owned. As of the report date, OPC Power Plants holds subsidiaries Rotem, Hadera, Zomet, Hadera Operations Company and Sorek 2, as detailed below. Subsequent to the report date, in January 2023 and as part of the share exchange and investment transaction with Veridis, as described in Note 29A, generation facilities installed at consumers’ premises were transferred to OPC Power Plants.

(2)	The CPV Group

CPV Group is an American limited partnership established under Delaware law in the United States; it is owned by the Company through OPC Power. As of the report date, CPV Group coordinates the Company’s activity in the USA. For information regarding CPV Group’s areas of activity, see Note 27. For information about major projects of the CPV Group, held through associates, see Note 26.

OPC Power Ventures LP

In October 2020, the Company entered into partnership agreement with three financial entities (hereinafter - the “Partnership Agreement”), whereby the partners will invest in OPC Power. OPC Power is a special purpose partnership for the purpose of acquiring and holding CPV Group and for making additional investments in CPV Group, in the Power and Electricity sector in the United States. The Limited Partners in the Partnership are as follows: The Company (through a subsidiary) that holds 70%; three financial investors that are: Clal Insurance Group institutional investors that hold 12.75%; Migdal Insurance Group institutional investors that hold 12.75%; a Poalim Capital Markets Group company that holds 4.5% (these three investors will be referred to hereinafter - the “Financial Investors”) (the rates do not include profit-sharing rights allocated to CPV Group managers as set out in Note 18C).

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 25 – SUBSIDIARIES

A.          Material Group subsidiaries (cont.)

A wholly owned company of the Company is the General Partner of the Partnership, and as such manages the Partnership’s business. So long as the Company is the controlling shareholder of the Partnership’s General Partner, a separate operation of the Company in the area of operation of the Partnership in the US will require approval by a special majority of the other partners.

As of the Report date, the total investment undertakings and provision of the shareholder loans by all partners (after approval of participation in further investment undertakings by all the investors totaling USD 400 million), each partner according to its foregoing holding rate, amounted to USD 1,215 million. The said amount is designated for acquisition of all the rights in the CPV Group and for financing additional investments.

The Partnership Agreement provides, among other things, the rights of the General Partner to management fees at a rate deriving from the scope of investments of the Partnership, and a carried interest that is dependent on the rate of return earned by the Partnership. Furthermore, the Partnership Agreement contains, among other things, arrangements for the relationships between the Limited Partners and the relationships between them and the General Partner of the Partnership, provisions relating to the management of the Partnership, restrictions on the transfer partners’ rights, tag along rights of the financial investors in certain cases, right of first offer (ROFO) in certain cases and drag along rights.

The Company and the financial investors also signed agreements during the Reporting Year and subsequent thereto, whereby the Company granted the financial investors a put option, and they granted the Company a call option (in the event that the put option is not exercised), with respect to the holdings of the financial investors in the Partnership. The exercise price of the put option will be based on the fair value of the Partnership less a certain discount, and exercise price of the call option will be based on the fair value of the Partnership plus a certain premium. The Partnership Agreement defines the exercise period and expiry dates of the options. The Company may pay the exercise price through its shares based on their average price on the stock exchange shortly before the exercise.

During the reported period, the Limited Partners in the Partnership provided OPC Power with equity investments totaling USD 122 million (NIS 409 million) and provided it with loans at the total amount of USD 38 million (NIS 127 million), respectively, each in accordance with its proportionate share. The loans are denominated in USD and bear an annual interest rate of 7%. The loan principal will be repayable at any time as will be agreed on between the parties, but no later than January 2028. Accrued interest is payable on a quarterly basis. To the extent the payment made by OPC Power is lower than the amount of the accrued interest, the payment in respect of the balance will be postponed to the following quarter – but not later than January 2028.

As of the report date, total investments in Partnership’s equity and the outstanding balance of the loans (including accrued interest) amount to USD 779 million (approx. NIS 2,741 million), and USD 271 million (approx. USD 953 million), respectively. Subsequent to the reporting date, further investments in equity and shareholders’ loans totaling NIS 370 million (USD 103 million) and NIS 115 million (USD 32 million), respectively, were advanced. Subsequent to the reporting date, on March 2023, the Company and the Financial Investors approved their participation in an additional investment commitment for backing guarantees that were or will be provided for the purpose of development and expansion of projects - each based on its pro rata share, as outlined above, for a total of USD 75 million. As at the approval date of the financial statements, the total balance of investment undertakings and shareholders’ loans of all partners is estimated at USD 135 million (NIS 475 million).

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 25 – SUBSIDIARIES

A.        Material Group subsidiaries (cont.)

(2)	Gnrgy

In May 2021, the Company acquired 27% of the share capital of Gnrgy, a privately-held company which operates in the field of EV charging services, and the installation of charging stations for electric vehicles, for a total consideration of NIS 25 million. Furthermore, in December 2021, the Company invested further NIS 29 million in Gnrgy (against the allocation of new Gnrgy shares); at the same time, the Company purchased shares from the Developer in consideration for NIS 13 million. Subsequent to the additional investment in Gnrgy, the Company holds 51%6 of Gnrgy’s share capital.

Concurrent with the agreement for the acquisition of Gnrgy’s shares, a shareholders’ agreement was signed that governs the relationship between the Company and the Developer following the completion of the transaction. In addition, the Shareholders’ Agreement determines, among other things, the rights of the shareholders in connection with appointment of directors to Gnrgy’s Board of Directors, the voting power (rights) of each of them will reflect the rates of ownership of the parties in Gnrgy’s share capital.

As part of the agreement, the Company was awarded the option to purchase the remaining shares held by the Developer and reach a 100% stake in Gnrgy’s share capital at an exercise price that will be derived from the fair value of Gnrgy on the exercise date, assuming an agreed‑to rate, but no less than a price based on the value of the original transaction. The purchase option’s exercise period shall be the period that was set after the approval of the financial statements for each of the years 2024-2026. To the extent the entire exercise period of the Purchase Option passes without the Company exercising the Purchase Option, and on the assumption that no capital investments have been made in Gnrgy so as to dilute the Developer’s share and subject to additional conditions stipulated in the Shareholders’ Agreement, the Developer has an option to acquire shares of Gnrgy from the Company such that after the acquisition, he will hold 2% more than the Company in Gnrgy’s share capital, and will once again become the controlling shareholder of Gnrgy. In addition, to the extent the Company did not exercise the Purchase Option within the first period for exercise of the Purchase Option, and the Developer will hold less than 15% of Gnrgy’s share capital, the Developer will have an option to require the Company purchase his shares based on the fair value that will be determined in accordance with that stated in the Shareholders’ Agreement at a discount rate as provided in the agreement. The Company will be permitted to pay the consideration for the said put option of the Developer and, under certain circumstances, part of the consideration for exercise of the Purchase Option of the Company, by means of issuance of shares of the Company to the Developer.

6 As from December 31, 2021, the Company includes Gnrgy’s results in its consolidated financial statements and includes it in the Israel segment.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 25 – SUBSIDIARIES (cont.)

B.          Significant restrictions on the transfer of resources between entities within the Group

Company	The Company’s holding rate (indirect) as at December 31, 2022	The Company’s investment balance* (direct and indirect) as at December 31, 2022 (in NIS millions)	Limit
Hadera	100%	86	For further information see Note 16B1 and Note 16B5
Zomet	100%	347	For further information see Note 16B2 and Note 16B5.
Rotem	80%	146	The debt-EBITDA ratio will not exceed 5
Keenan	70%	97	For further information see Note 16B4

(*) Including capital notes classified in the equity of the subsidiaries.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 25 – SUBSIDIARIES (cont.)

C.       Non-controlling interests in consolidated companies

Rotem

Set forth below is financial information about Rotem (before the elimination of inter-company transactions), in which there are - as of the report date - non-controlling interests of 20% that are material to the Group.

	As of December 31
	2022	2021
	NIS million	NIS million

Current assets	222	195
Non-current assets	1,380	1,412
Current liabilities	463	337
Non-current liabilities	957	1,265
Non-controlling interests	36	1

Total assets, net	146	4

Information on results:

	For the year ended December 31
	2022	2021	2020
	NIS million	NIS million	NIS million

Sales	1,145	1,034	1,119
Profit (loss) for the year	177	(73)	121
Total comprehensive income (loss)	177	(73)	121
Profit (loss) attributable to the non-controlling interests	35	(15)	24

Cash flow data:

	For the year ended December 31
	2022	2021	2020
	NIS million	NIS million	NIS million

Cash flows from operating activities	256	261	399
Cash flows from investing activities	(97)	112	(23)
Cash flows for financing activities	(189)	(442)	(365)
Effect of exchange rate fluctuations on cash and cash equivalent balances	-	-	(2)

Total increase (decrease) in cash and cash equivalents	(30)	(69)	9

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 25 – SUBSIDIARIES (cont.)

C.        Non-controlling interests in consolidated companies (cont.)

Dividend Distribution

During the reporting period, no dividend distributions were made by Rotem.

In 2021, Rotem distributed dividends amounting to NIS 165 million, of which OPC Power Plants’ share amounts to NIS 132 million, and Veridis’ share amounts to NIS 33 million.

OPC Power

Set forth below is financial information about OPC Power (before the elimination of inter-company transactions), in which there are - as of the report date - non-controlling interests of 30% that are material to the Group.

	As at December 31
	2022	2021
	NIS million	NIS million

Current assets	443	278
Non-current assets	3,790	2,715
Current liabilities	107	67
Non-current liabilities	1,450	1,082
Non-controlling interests *	803	553

Total assets, net	1,873	1,291

Information on results:

	For the year ended December 31
	2022	2021
	NIS million	NIS million

Sales	192	164
Profit (loss) for the year*	60	(218)
Total comprehensive income (loss)*	153	(164)
Profit (loss) attributable to the non-controlling interests*	18	(65)

(*) The OPC Power partnership does not file tax returns; therefore - its results are presented before the effectof taxes on income.

Cash flow data:

	For the year ended December 31
	2022	2021
	NIS million	NIS million

Cash flows for operating activities	(54)	6
Cash flows from investing activities	(403)	(2,229)
Cash flows for financing activities	488	2,381
Effect of exchange rate fluctuations on cash and cash equivalent balances	28	48
Total increase in cash and cash equivalents	59	206

Dividend Distribution

During 2021 - 2022, no dividend distributions were made by OPC Power.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 25 – SUBSIDIARIES (cont.)

D.          Loans from non‑controlling interests

1.	Composition

	As at December 31
	2022	2021
	NIS million	NIS million

Loans from non‑controlling interests (1)	437	433
Current maturities	(13)	(97)

	424	336

(1) Loans from non‑controlling interests:

	As at December 31
	2022	2021
	NIS million	NIS million

Loan to Rotem (see Section D2 below)	145	226
Loan to OPC Power (see Section A4(b) above)	286	202
Other loans	6	5

	437	433

2.	Loan to Rotem

The Rotem power plant project was funded using project financing advanced by a consortium of lenders. In October 2021, early repayment of the full outstanding balance of Rotem's project financing in the amount of NIS 1,292 million (including an early repayment fee) was completed, a debt service reserve and additional restricted cash in the amount of NIS 125 million were released, and guarantees related to the Rotem Agreement were canceled.

In order to finance a portion of the early repayment amount, totaling NIS 1,130 million, the Company and Veridis extended to Rotem shareholders’ loans according to their share in Rotem’s shares (hereinafter - the “Shareholders’ Loans”), such that the Company provided an amount of NIS 904 million, and Veridis provided an amount of NIS 226 million. The shareholder loans are not linked and bear annual interest of 2.65% (representing market conditions as at the loans grant date) or interest in accordance with Section 3(J) of the Income Tax Ordinance, whichever is higher. The loans shall be repaid in quarterly unequal installments in accordance with the free cash flow balance, and in any case no later than October 2031.

Subsequent to the report date, in January 2023 and as part of the completion of the Veridis transaction (as described in Note 29A), shareholders’ loans totaling NIS 400 million were repaid (including payment of interest totaling NIS 6 million), and as of the report approval date the balance of shareholders’ loans is NIS 545 million (of which the Company’s share is NIS 436 million and Veridis’ share is NIS 109 million). Furthermore, upon closure of the transaction, the balance of the loans will be repaid in unequal quarterly installments, according to 60% of Rotem’s free cash flow.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 25 – SUBSIDIARIES (cont.)

E.     Material business combination that occurred during 2021

1.	Acquisition of the CPV Group

In January 2021, the transaction for the acquisition of 70% of the rights and holdings in CPV Group was completed. The acquisition was executed through a limited partnership, CPV Group LP, which is held, indirectly, by the Company (approximately 70% by the limited partner). For more information about CPV Group, see Note 25A2. On the transaction completion date, and in accordance with the mechanism for determining the consideration as defined in the purchase agreement, the sellers were paid a consideration of USD 648 million, and a total of USD 5 million for a deposit of an identical amount that was retained by CPV Group.

The Company partially hedged its exposure to changes in the cash flows from payments in US dollars in connection with the agreement for acquisition of the CPV Group by means of forward transactions and dollar deposits. The Company chose to designate the forward transactions as an accounting hedge. On the Transaction Completion Date, the Company recorded an amount of approximately NIS 103 million that was accrued in a hedge capital reserve to the investment cost in the CPV Group.

As part of allocation of the acquisition consideration and determination of the fair value of identifiable assets and liabilities, the Group consolidated for the first time investments in associates at the total amount of USD 595 million (NIS 1,944 million), as well as an intangible asset in respect of Keenan's PPA at the total amount of USD 111 million (NIS 361 million). Furthermore, following the acquisition, goodwill of USD 105 million (NIS 343 million), including goodwill arising from hedging, was recognized.

The contribution of the CPV Group to the Group’s revenues and loss from the acquisition date until December 31, 2021 amounted to NIS 164 million and NIS 181 million, respectively. Management estimates that had the acquisition taken place as early as January 1, 2021, the revenue amount in the consolidated statement of income for the year ended December 31, 2021 would have been NIS 1,590 million and the consolidated loss for the year ended on that date would have been NIS 278 million.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 26 – ASSOCIATES

CPV Group’s operations in the energy transition sector, as described in Note 27 below, is carried out through associates.

Set forth below is condensed information regarding principal associates of CPV Group. In addition, the CPV Group owns additional associates that hold rights to projects under development and in which the investment, as of the Report date, amounts to non-material amounts.

A.	Condensed financial information on the financial position as at December 31, 2022 and results of operations for 2022:

	Fairview	Maryland	Shore	Towantic	Valley	Three Rivers
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Holding rate	25.0%	25.0%	37.5%	26.0%	50.0%	10.0%

Current assets	348	260	327	305	208	115
Non-current assets	3,304	2,304	3,461	3,295	2,388	4,710

Total assets	3,652	2,564	3,788	3,600	2,596	4,825

Current liabilities	585	260	189	471	1,908	169
Non-current liabilities	1,409	1,128	2,287	1,726	23	2,889

Total liabilities	1,994	1,388	2,476	2,197	1,931	3,058

Net assets	1,658	1,176	1,312	1,403	665	1,767

Company's share	415	294	492	365	333	213
Fair value adjustments made on acquisition date	283	(51)	(186)	94	(3)	29

Carrying amount of investment	698	243	306	459	330	242

	Fairview	Maryland	Shore	Towantic	Valley	Three Rivers
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Operating income	1,231	813	836	1,685	1,409	-
Net change in fair value of derivative financial instruments	25	5	41	(25)	(47)	(9)
Total income	1,256	818	877	1,660	1,362	(9)

Operating expenses	(873)	(629)	(745)	(1,427)	(1,040)	(20)
Operating profit (loss)	383	189	132	233	322	(29)

Finance expenses, net	(50)	(77)	(110)	(74)	(89)	3

Net profit (loss) *	333	112	22	159	233	(26)
Other comprehensive income *	53	22	55	76	4	181

Comprehensive income	386	134	77	235	237	155

Company’s share in profit (loss)	83	28	8	41	117	(3)
Company's share in other comprehensive income	13	6	22	20	2	18

Reductions of profit and loss in respect of adjustments to fair value made on the acquisition date	(4)	2	12	-	1	-

Share in the profits (losses) of associates	79	30	20	41	118	(3)
Group's share in other comprehensive income of associates	13	6	22	20	2	18

Depreciation and amortization	91	71	109	112	64	-

(*) It should be noted that the associates do not file tax returns and therefore their results do not reflect the tax effect.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 26 – ASSOCIATES (cont.)

B.	Condensed financial information on the financial position as at December 31, 2021 and results of operations for 2021 (from the acquisition date of CPV Group):

	Fairview	Maryland	Shore	Towantic	Valley	Three Rivers
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Holding rate	25.0%	25.0%	37.5%	26.0%	50.0%	10.0%

Current assets	334	83	142	120	111	9
Non-current assets	3,067	2,083	3,232	2,964	2,194	2,953

Total assets	3,401	2,166	3,374	3,084	2,305	2,962

Current liabilities	423	115	25	386	265	65
Non-current liabilities	1,839	1,110	2,261	1,676	1,671	2,203

Total liabilities	2,262	1,225	2,286	2,062	1,936	2,268

Net assets	1,139	941	1,088	1,022	369	694

Company's share	285	235	408	266	185	174
Fair value adjustments made on acquisition date	254	(46)	(175)	83	(4)	26

Carrying amount of investment	539	189	233	349	181	200

	Fairview	Maryland	Shore	Towantic	Valley	Three Rivers
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Operating income	746	568	569	969	645	-
Net change in fair value of derivative financial instruments	(102)	(18)	45	(135)	(194)	1

Total income	644	550	614	834	451	1

Operating expenses	(535)	(459)	(488)	(705)	(561)	(31)

Operating profit (loss)	109	91	126	129	(110)	(30)

Finance expenses, net	(77)	(73)	(73)	(70)	(80)	-

Net profit (loss) *	32	18	53	59	(190)	(30)
Other comprehensive income *	36	35	25	36	12	63

Comprehensive income (loss)	68	53	78	95	(178)	33

Company’s share in profit (loss)	8	4	20	15	(95)	(3)
Company's share in other comprehensive income	9	9	10	9	6	6

Reductions of profit and loss in respect of adjustments to fair value made on the acquisition date	(4)	8	12	-	2	-

Share in the profits (losses) of associates	4	12	32	15	(93)	(3)
Group's share in other comprehensive income of associates	9	9	10	9	6	6

Depreciation and amortization	82	55	103	89	57	-

(*) It should be noted that the associates do not file tax returns and therefore their results do not reflect the tax effect.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

 NOTE 26 – ASSOCIATES (cont.)

C.	Dividends received from associates

During the reporting period, no dividends were distributed by associates. During 2021, the Group received dividends from associates amounting to NIS 32 million.

D.	Attachment of financial statements of material associates

The Company attaches to its financial statements as of December 31, 2022, the financial statements of Valley and the condensed financial data, including adjustments from US GAAP to IFRS under Note 30 and with the permission of the Israel Securities Authority’s staff will  publish Fairview’s financial statements as at December 31, 2022 until March 31, 2023 (hereinafter- “Material Associates”). For more information, see Note 30.

The Material Associates’ functional and presentation currency is the dollar.

The financial statements of the Material Associates are drawn up in accordance with US GAAP, which vary, in some respects, from IFRS. Set forth below is information regarding adjustments made to the Material Associates’ financial statements in order to make them compatible with the Company’s accounting policies and rules.

It should be noted that Valley’s financial statements as of December 31, 2022, include a disclosure about Valley’s ability to repay its undertakings under its financing agreement with a consortium of lenders, amounting to more than NIS 1.4 billion (approx. USD 405 million), on the contractual repayment date of the said undertakings - June 30, 2023. As of the approval date of the financial statements, Valley is conducting negotiations with the lenders regarding the extension of the term of the financing agreement by at least two more years, but such an extension or its terms are uncertain. The conditions for the extension, which are under negotiations as stated above, and which are subject to the consent of the lenders and CPV Group, include fees in respect of the extension, increasing the interest rate spreads, and partial repayment of the debt balance (that will be partly financed by injection of capital by the shareholders) at an estimated amount of USD 40-100 million (CPV Group’s share - 50%). As of the approval date of the financial statements, Valley is not expected to be able to repay its liabilities under the financing agreement using its cash flows from operating activities; however, Valley’s management believes that it will be able to extend or refinance its financing agreement by June 30,7 2023. As of the approval date of the financial statements, the said circumstances have no effect on the financial and operating results of the Group and of Valley.

For information about reconciliation between US GAAP and IFRS, see Note 30 below.

7  As at the approval date of the financial statements, Valley applied for a Title V environmental operating permit (required to replace the previous ASF permit), and in the meantime, it may continue operating under the previous permit until a final decision (after exhaustion of appeals in case of rejection) regarding the Title V permit. Until a Title V permit is received (if any), the terms of Valley’s new or revised financing agreements may be negatively affected because obtaining the permit has not yet been completed. As at the approval date of the financial statements, it is uncertain whether and when a Title V permit will be obtained.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 27 – SEGMENT REPORTING

As a result of acquisition of the CPV Group in January 2021 (as stated in Note 25E), as from the first quarter of 2021 the Group presented two geographic operating segments: Israel and USA.

Against the backdrop of significant expected growth in CPV Group’s activity, specifically in the field of renewable energies, as from the fourth quarter of 2022 there were changes in the Group’s operating segments in the USA, such that as of the report date the Group has three reportable operating segments, that constitute strategic business units of the Group, and other activities that do not constitute reportable segments.

These strategic business units are managed separately for resource allocation and performance evaluation purposes due to the fact that some are different markets, and others require different technology and adjustment of the trading structure of each unit.

Set forth below is a brief description of the business activities of each of the Group’s three operating segments:

•
The Israel Segment (as of the approval date of the report, through OPC Israel Holdings) - Under this operating segment, the Company is engaged in the generation and supply of electricity and energy, mainly to private customers and to the System Operator, and in the development, construction and operation in Israel of power plants and energy generation facilities powered using natural gas and renewable energy. Upon completion of the Veridis transaction in January 2023 for the investment in and restructuring of the Israel area of activity, as at the report approval date, the Company coordinates its operations in Israel through OPC Israel. The Company is also engaged in the electric vehicles charging and energy management in Israel segment through Gnrgy. For more information about the closure of the Veridis transaction, see Note 29A to the financial statements.

•
Renewable energies in the USA - in this area of operation, the Company engages - through CPV Group - in the initiation, development, construction and maintenance of renewable energy power plants (solar and wind) in the USA, and the supply of electricity from renewable sources. The active wind farm (Keenan) and the power plants under development and construction in this segment are held though subsidiaries. For further information about the active wind farm acquisition transaction at the beginning of 2023, which has not yet been closed as at the approval date of the financial statements, see Note 29.

•
Energy transition sector in the USA - as part of this operating segment, the Company is engages - through CPV Group - in the development, construction and maintenance of conventional natural gas-fired power plants that supply efficient and reliable electricity in the USA. The active power plants and the power plants under construction in this area of operation are held through associates (which are not included in the Company’s financial statements).

In addition, the Company is engaged, through CPV Group, in a number of business activities in the USA, which - as of the report date - are not material to the Group’s operating results (and do not constitute reportable segments in the financial statements):

(1) The development of electricity and energy generation projects (high-efficiency natural gas-fired power plants) that integrate carbon capturing capabilities,(2) the provision of assets and energy management services to power plants in the USA owned by CPV Group and third parties; and (3) in the beginning of 2023, CPV Group launched retail electricity sales operations to commercial customers.

The segment’s results are based on the adjusted EBITDA, which is the profit (loss) of the Company before depreciation and amortization, net changes of the fair value of derivatives, finance expenses or income, and income taxes, as well as net of non-recurring income (expenses). The data of associates and joint ventures are included by way of proportionate consolidation according to the CPV Group's holding rate, and accordingly, the adjustments column includes mainly adjustments relating to the transition from the “proportionate consolidation” method that was used in internal management reports, and accordingly in this note, to the equity method.

The Group’s 2021 segment information that is presented for comparison purposes was restated in order to reflect the change as stated above.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 27 – SEGMENT REPORTING (cont.)

	For the year ended December 31, 2022
	Israel	Energy transition in the USA	Renewable energies in the USA	Other activities in the USA	Adjustments to consolidated	Consolidated - total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from sales and provision of and services	1,735	1,967	95	97	(1,967)	1,927

Annualized EBITDA	367	562	26	-	(564)	391

Adjustments in respect of non-attributed amounts:
Unattributed general and administrative expenses in the USA						(111)
General and administrative expenses not allocated to segments						(26)
Total EBITDA for the year						254

Depreciation and amortization						(201)
Finance expenses, net						(47)
Equity profits						286
Non-recurring expenses						(10)
						28

Profit before taxes on income						282

Taxes on income						65

Profit for the year						217
The total EBITDA generated by the Group’s activities in the USA (including the associates) in 2022 amounts to NIS 477 million.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 27 – SEGMENT REPORTING (cont.)

	For the year ended December 31, 2021
	Israel	Energy transition in the USA	Renewable energies in the USA	Other activities in the USA	Adjustments to consolidated	Consolidated - total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from sales and provision of services	1,412	1,110	82	81	(1,110)	1,575

Annualized EBITDA	352	339	29	8	(340)	388

Adjustments in respect of unattributed amounts:
Unattributed general and administrative expenses in the USA						(73)
General and administrative expenses not allocated to segments						(21)
Total EBITDA for the year						294

Depreciation and amortization						(179)
Finance expenses, net						(457)
Equity losses						(35)
Non-recurring expenses						(3)
						(674)

Loss before taxes on income						(380)

Tax benefit						(77)

Loss for the year						(303)

The total EBITDA generated by the Group’s activities in the USA (including the associates) in 2021 amounts to NIS 303 million.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 28 - CONTINGENT LIABILITIES AND COMMITMENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD

A.      Lawsuits and other contingent liabilities

1.
In November 2017, a petition was filed with the Tel Aviv-Jaffa District Court for certification of a derivative claim on behalf of Oil Refineries Ltd. (hereinafter – “Bazan” and the “Petition”, respectively) by a Bazan shareholder. The Petition is based on the petitioner’s claim that the engagement in the electricity purchase transaction between Bazan and Rotem is an extraordinary interested party transaction that did not receive the approval of the general meeting of Bazan shareholders on the relevant dates. The respondents to the Petition include Bazan, Rotem, Israel Corporation Ltd. and members of Bazan’s board of directors at the time of the engagement in the electricity purchase transaction.  The remedies sought include a mandatory injunction and financial remedies.

In July 2018, the Company submitted its response to the motion. The Company rejected the claims made in the motion. In August 2022, after the approval by the relevant organs in the Company, a settlement agreement was filed with the court for approval. In February 2023, the Court handed down a judgment that approves the settlement agreement. The settlement amount, which is immaterial to the Company, was recognized in full in prior periods and does not affect the Company’s operating results in the reporting period.

2.      In January 2018, a petition was filed with the District Court in Tel Aviv-Jaffa for certification of a derivative claim (hereinafter in this Section – the “Petition”) by a shareholder in Bazan against former and current directors of Bazan, Israel Chemicals Ltd., the Company, Rotem and Hadera, and against Israel Corporation Ltd and its controlling shareholders, regarding gas purchase transactions of the forgoing Group Companies, including the inter-company aspects, in a transaction of the Companies for the purchase of natural gas from Energean (for further information see Note 28C), aspects related to the method of approval by Bazan organs of the natural gas sales transaction from Tamar Group (for further information see Note 28C), and a transaction for sale of surplus gas to Bazan (in recent years, no such transactions were carried out). Under the Petition for certification of a derivative claim, the plaintiff petitions for declaratory relief as well as restitution of benefits which it claims were awarded to the respondents, while failing to quantify their value. Therefore, this derivative claim cannot be quantified. In August 2018, the Company submitted its response to the motion. The Company rejected the claims made in the motion. Evidentiary hearings were held in the second half of 2021. Closing statements on behalf of the Company were filed to the Court in November 2022.  The Company believes that, based on the opinion of its legal counsel, it is more likely than not that the request will not be accepted by the court and, accordingly, no provision was recorded in the financial statements.

3.
For several years, letters have been exchanged between Rotem and IEC regarding the tariff to be paid by Rotem to IEC for electricity that it had purchased from the electric grid, concerning the sale of electricity to private customers in cases where the electricity generation at the power plant is insufficient to meet the electricity needs of such customers.  According to Rotem, the applicable tariff is the “ex-post” tariff, whereas according to IEC in the foregoing exchange of letters, the applicable tariff is the TAOZ tariff, and based on part of the correspondences a tariff that is 25% higher than the TAOZ tariff (and part of the correspondence also raise allegations of breach of the PPA with IEC). During the period, Rotem paid the IEC the TAOZ tariff for the foregoing purchase of electricity, as well as for purchasing electricity from the IEC to be sold to private customers. Rotem estimates that, based on the opinions of its legal counsel, it is more likely than not that Rotem will not pay any additional amounts, and therefore no provision for the additional amounts was included in the financial statements.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 28 - CONTINGENT LIABILITIES AND COMMITMENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD

A.     Lawsuits and other contingent liabilities (cont.)

In previous years and in the reporting period, the IEC and System Operator have contacted Rotem in connection with open issues between the parties. In this regard, the IEC raised contentions regarding past accounting in respect of the energy purchase cost for Rotem customers in a case of a load reduction of the power plant by the System Operator, and collection differences due to non‑transfer of meter data in 2013 through 2015, in amounts that are immaterial to the Company. In addition, the IEC stated its position with respect to additional matters in the arrangement between the parties relating to the acquisition price of surplus energy and the acquisition cost of energy by Rotem during performance of tests. Rotem’s position regarding the matters raised by the IEC, based on its legal counsels, is different and the parties held discussions in order to reach agreements.

In March 2022, a settlement agreement was signed between Rotem and IEC, under which Rotem paid the IEC a total of NIS 5.5 million in respect of some of the disputes between the parties. The said settlement agreement is in line with the Company’s estimates and the provisions that were made. It should be noted that the Settlement Agreement does not constitute a settlement or waiver of the claims of the parties and/or the System Operator regarding other existing or future open issues, including in relation to current open issues under dispute with the System Operator as of the report date, which mainly relate to the sale of electricity by Rotem to end consumers beyond the power plant’s capacity, and the piping of surplus energy without coordination with the System Operator. In the opinion of Rotem’s management, whose position regarding the said disputes is different to that of the System Operator, the issue is expected to be impacted by complementary arrangements that the Israeli Electricity Authority is expected to make a decision on, and specifically the award of a supplier license to Rotem (a hearing regarding which was published subsequent to the report date). A final decision on the hearing has not yet been made. These disputes (if not resolved) might have an adverse effect on the manner by which Rotem is operated and on its operating results, and/or lead to instigation of legal and/or other proceedings. As at the report approval date, the results of the hearing are not yet clear (if it will be promoted) and Rotem is unable to assess the impact of the aforesaid, if any, on its financial statements.

4.
In January 2016, an agreement was signed between Hadera and SerIDOM Servicios Integrados IDOM, SAU (hereinafter in this Section - the "Construction Contractor”) for the design, engineering, purchase and construction of a cogeneration power plant for consideration in an amount equivalent to an estimated total of NIS 639 million (as amended several times as part of additions and modification orders), which is payable on the basis of the progress of construction and compliance with milestones (hereinafter - the "Construction Agreement"). The Construction Contractor provided Hadera with bank guarantees (in various currencies), which as at the report date amounts to a total of NIS 123 million, and a corporate guarantee of the parent company to secure these obligations and the Company provided the Construction Contractor with a corporate guarantee in the amount of USD 10.5 million to secure the full obligations of Hadera under the Construction Agreement.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 28 - CONTINGENT LIABILITIES AND COMMITMENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD (cont.)

A.     Lawsuits and other contingent liabilities (cont.)

On July 1, 2020, the commercial operation date of the Hadera Power Plant commenced, after a delay in power plant’s completion of construction as a result of, among other things, components replaced or repaired.

Pursuant to the Construction Agreement, Hadera is entitled to receive agreed compensation from the Construction Contractor for the delay in completion of the construction of the Hadera Power Plant (hereinafter - the "Compensation for Delay in Delivery of the Power Plant" or “LDS”) or compensation (limited to the amount of the limit set in the Agreement) in the event of failure to comply with the terms set out in the Agreement with regard to the Power Plant performance (hereinafter - "Compensation for Power Plant Performance"). The said compensation is capped by the amounts specified in the construction agreement, and up to an aggregate gap of USD 36 million. Furthermore, according to the Construction Agreement, Hadera has a contractual right to deduct any amount due to it under the Construction Agreement, including for the foregoing compensation, from any amounts that it owes to the construction contractor.  Accordingly, as of the report date, Hadera offset a total of USD 14 million from amounts payable to the construction contractor in respect of the last milestones. It should be noted that the construction contractor (who instigated arbitration proceedings against Hadera in September 2021) claims that Hadera does not have any cause for charging the amounts specified in the agreement in respect of LDs and due to non-compliance with conditions set out in the agreement in connection with the performance of the power plant (including by way of offsetting). In addition, the construction contractor claims he is entitled to consideration of EUR 7 million and that he may reduce the guarantee provided (as at the report date, the guarantee is valid until June 2023). As at the report date, the construction contractor raised another allegation that he is entitled to a final acceptance certificate in relation to completion of the construction of the power plant. As of the approval date of the report, an arbitration proceeding is conducted between Hadera and the construction contractor; a hearing was scheduled for June 2024. It should be noted that there is no certainty as to the amount of compensation Hadera will receive, if any, at the conclusion of the arbitration proceeding. Moreover, there is no certainty as to the offset made by Hadera.

5.
In addition to Sections A1-A4 above, commercial, and other claims were filed against the Group companies during the ordinary course of business, each of which is immaterial and, as at the report date, cumulatively amount to NIS 12 million.

6.
The Group companies usually record provisions for claims which, in their management’s opinion, based on their legal counsels, will more likely than not materialize. The provision is made according to an estimate of the expected amounts of the payments for settlement of the liability. As at the report date, additional exposure for which there is no provision amounts to NIS 7 million (excluding the derivative claim described in Section A2 above).

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 28 - CONTINGENT LIABILITIES AND COMMITMENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD (cont.)

B.      Maintenance and service agreements

1.      Rotem service agreement

On June 27, 2010, Rotem entered into an agreement with Mitsubishi8 for the long-term maintenance of Rotem Power Plant, from the date on which commercial operation commenced, for an operating period of 100 thousand work hours or up to the date on which 8 scheduled maintenance services are completed on the gas turbine (which the Company estimates to be 12 years of the Rotem Power Plant’s commercial date of operation), at a cost of about EUR 55 million (as of the signing date of the agreement), payable over the period based on the formula provided in the agreement (hereinafter in this section – the “Maintenance Agreement”). Under the Maintenance Agreement, Mitsubishi will perform maintenance work on the main components of Rotem Power Plant, comprising the gas turbine, the steam turbine, and the generator.  In addition, Mitsubishi will supply new or refurbished spare parts, as necessary. It is noted that the Maintenance Agreement covers scheduled maintenance work and that, as a rule, Rotem will be charged separate additional amounts for any unscheduled or additional work, if required.

The Maintenance Agreement includes Mitsubishi’s guarantees with regard to the performance of the Rotem Power Plant. Mitsubishi undertook to compensate Rotem in the event of failure to comply with the foregoing guarantees, subject to the terms and provisions of the agreement, and Rotem undertook to pay Mitsubishi to for improvement in the performance of Rotem Power Plant resulting from the maintenance work; all this – up to an annual maximum limit, as set out in the Maintenance Agreement.

2.      Hadera service agreement

In June 2016, Hadera entered into in a long-term service agreement with two companies of the GE Group 9(hereinafter in this section – the “Service Agreement”), under which they will carry out maintenance work in the key components of the Hadera Power Plant, which include the two gas turbines, generators and some of their auxiliary equipment, for a period commencing on the date of commercial operation, until the earlier of: (a) the date on which all of the covered units (as defined in the Service Agreement) will have reached the end-date of their activity and (b) 25 years from the date of signing the Service Agreement. The cost of the Service Agreement is estimated at USD 42 million (as at the agreement signing date) (linked to various indexes), payable over the term of the Agreement, based on the formula set in the Agreement.

The Service Agreement includes a warranty for reliability and other obligations concerning the performance of the power plant and indemnification to Hadera in the event of failure to meet the performance obligations, subject to the terms and provisions provided for, and on the other hand, Hadera undertook to pay bonuses in the event of improvement in the performance of the power plant as a result of the maintenance work, up to a cumulative maximum limit for each inspection period.

The Service Agreement includes guarantees provided by the Parent Company to secure each of the parties’ undertakings.

8  Mitsubishi Heavy Industries Ltd. (which on June 24, 2014, was assigned to Mitsubishi Hitachi Power Systems Ltd.  and on March 31, 2016, to Mitsubishi Hitachi Power Systems Europe Ltd.)
9 General Electric International Inc and with GE Global Parts & Products GmbH.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 28 - CONTINGENT LIABILITIES AND COMMITMENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD (cont.)

B.     Maintenance and service agreements (cont.)

3.      Zomet service agreement

In December 2019, Zomet signed a long-term service agreement (hereinafter – the “Zomet Maintenance Agreement”) with PW Power Systems LLC (hereinafter – “PWPS”), for providing maintenance servicing for the Zomet Power Plant, for a period of 20 years commencing from the date of delivery of the plant. The cost of the service agreement is part of the estimated total consideration for the agreement with the construction contractor of the Zomet Power Plant, as outlined in Note 10E1. Zomet may terminate the Zomet Maintenance Agreement after a period of 5 years from the power plant’s delivery date. The Zomet Maintenance Agreement provides a general framework for provision of maintenance services by PWPS for the generation units and additional equipment on the site during the Agreement term (hereinafter, in this Section – the “Equipment”). Zomet is responsible for the current operation and maintenance of the Equipment. Pursuant to the terms and conditions of the agreement, PWPS will provide Zomet with ongoing services, including, among others, an annual inspection of the Equipment and engineering support, with a representative of PWPS being present onsite during the first 18 months of the operation. In addition, the agreement includes providing the Company with access to PWPS leasable equipment, and in case of interrupted production, PWPS will provide the Company with a replacement engine, pursuant to the terms and conditions and for the amounts set forth in the agreement. The agreement includes a mechanism for the performance of the replacement generator. Pursuant to the terms and conditions of the agreement and with the Zomet Power Plant being a peaker plant, other maintenance services, in addition to those set forth in the agreement, will be purchased based on work orders, i.e., the services will be provided by PWPS in accordance with the prices that will be agreed upon, or with respect to certain services - based on the prices stipulated in the agreement.

4.      Sorek 2 Maintenance Agreement

 In June 2021, Sorek 2 entered into a long-term agreement with an international vendor (hereinafter - the “Vendor”) for the maintenance of the turbine and its related equipment; the term of the agreement is 16 years with an option to renew by 25 years, in return for up to approximately USD 29 million (as of the signing of the Agreement), in accordance with the term of the Agreement, subject to the milestones set in the agreement (hereinafter in this section - the “Maintenance Agreement”). The Maintenance Agreement includes provisions regarding agreed and capped compensation in respect of execution and meeting timetables for servicing, and regarding the Vendor’s responsibility for its equipment and services.

 The Maintenance Agreement includes guarantees provided by the Parent Company to secure each of the parties’ undertakings.

 It should be noted that the above agreements require, among other things, the approval of the Water Desalination Administration, in accordance with and as required pursuant to the concession agreement signed between IDE and the State of Israel in connection with the desalination facility and the project, as outlined in Note 10E(1)b.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 28 - CONTINGENT LIABILITIES AND COMMITMENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD (cont.)

C.     Agreements for the acquisition of natural gas

   1.      Agreement between Tamar Group and Rotem

In November 2012, Rotem entered into an agreement with the Tamar Group (as amended from time to time)10 in connection with the supply of natural gas to the power plants (hereinafter in this section - the “Agreement”). The Agreement will remain in effect until September 2029. Furthermore, if 93% of the Total Contractual Quantity is not consumed, both parties have the right to extend the agreement by the earlier between consumption of the full contractual quantity or two additional years. The Total Contractual Quantity under the Agreement amounts to 10.6 BCM. The financial amount of the agreement (as estimated by Tamar Group upon signing of the agreement) is USD 2.5 billion. This estimated amount does not take into account the reduction of quantities and later amendments.

Certain annual quantities in the Agreement between Tamar Group and Rotem are subject to a Take or Pay (TOP) obligation, based on a mechanism set out in the Agreement.  Under the Agreement, under certain circumstances if payment is made for a quantity of natural gas that is not actually consumed or a quantity of gas over and above the TOP amount is purchased, Rotem may, subject to the restrictions and conditions set out in the Agreement, accumulate this quantity, for a limited time, and use it within the framework of the Agreement. The Agreement includes a mechanism that allows, under certain conditions, these rights to be assigned to related parties for quantities that were not consumed, up to close to their expiration date. In addition, Rotem may sell surplus gas under a secondary sale, subject to conditions set in the agreement. In addition, Rotem was granted an option, exercisable in 2020-2022, to reduce the daily contractual amount to a certain rate set in the agreement, with the material arrangements set between the parties in that context being as follows: (a) The option granted to Rotem to reduce the minimum annual contractual quantity was changed under a 2019 amendment, such that after the option is exercised and after the exercise notice period it is expected that the minimum annual contractual quantity in Rotem will be reduced to 40% of the average annual own consumption of gas from Tamar in the three years that preceded the option exercise notice, subject to adjustments provided for in the agreement and assuming the expected gas consumption amount (see below details regarding delivering the reduction notice to Tamar in May 2022; (b) Rotem undertook to continue to consume all the gas required for its power plant from Tamar (including quantities exceeding the minimum quantities) up to the commercial operation date of the Karish Reservoir, except for a limited consumption of gas during the commissioning period of the Karish Reservoir.

Pursuant to the Agreement, the price of gas is based on a base NIS price that was fixed on the date of signing the Agreement, linked to changes in the generation component tariff, which is part of the TAOZ, and in part (30%) to the representative USD exchange rate.   In addition, the natural gas price formula set in the Agreement between Tamar Group and Rotem is subject to a minimum price in USD.

In May 2022, Rotem served Tamar with a notice regarding the reduction of some of the quantities purchased under the Agreement, which will take place at the end of a 12-month period (late May 2023), further to Rotem’s engagement in an amendment to the agreement with Energean of May 2022 (for details, see Note 28C3 below). At the end of the notice period regarding the reduction of quantities by virtue of the agreement and subject to start natural gas acquisition under the Energean agreement, the quantities of natural gas acquired from the Tamar Group will decrease significantly.

10 To the best of the Company’s knowledge, as at the Report date, the Tamar Group includes Isramco Negev 2 Limited Partnership, Chevron Mediterranean Ltd., Tamar Investment 1 RSC Limited, Tamar Investment 2 RSC Limited, Dor Gas Exploration Limited Partnership, Everest Infrastructure Limited Partnership and Tamar Petroleum Ltd.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 28 - CONTINGENT LIABILITIES AND COMMITMENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD (cont.)

     C.     Agreements for the acquisition of natural gas (cont.)

2.      Agreement between the Tamar Group and Hadera

Hadera has a natural gas supply agreement with the Tamar Group (hereinafter in this section - the “Agreement”). The Agreement between Tamar and Hadera will end 15 years after the commencement of supply from the Tamar Reservoir (April 2013), or at the end of the consumption of the overall contractual quantities, the earlier of the two. Furthermore, if 91.5% of the Total Contractual Quantity is not consumed, both parties have the right to extend the agreement by the earlier between consumption of the full contractual quantity or two additional years. The price of gas is denominated in USD, is linked to the weighted average of the generation component published by the Israeli Electricity Authority and includes a minimum price. The total financial amount of the agreement, as estimated upon signing the agreement may reach USD 7.0 billion (assuming consumption of the total basic quantity).

According to the agreement, Tamar has an obligation to supply all of the quantities included in the agreement; on the other hand, Hadera has a TOP commitment regarding a certain annual quantity of natural gas. Hadera was given the option to reduce some of the daily contractual quantity to a certain rate (as set out in the agreement), and the material arrangements included in this context in an amendment to the agreement of 2019 are as follows: (a) The option granted to Hadera to reduce the minimum annual contractual quantity was changed, such that - after exercise of the option, once the notice period will have ended - it is expected that the minimum annual contractual quantity in Hadera will be reduced to 30% of the average annual own consumption of gas from Tamar in the three years that preceded the option exercise notice, subject to adjustments provided for in the agreement and assuming the expected gas consumption amount; (b) Hadera undertook to continue to consume all the gas required for its power plant from Tamar (including quantities exceeding the minimum quantities) up to the commercial operation date of the Karish Reservoir, except for a limited consumption of gas during the commissioning period of the Karish Reservoir; (c) Extension of the time frame for giving the exercise notice regarding the reduction option by Hadera from the end of 2020 to the end of 2022 and shortening the notice period for reduction of the quantities in the Hadera agreement to 8 months. In February 2020, and in accordance with the amendment signed between the parties, Hadera gave notice of the date from which the average quantity will be calculated for purposes of calculating the reduced quantities, subject to adjustments as described above.

Further to Hadera’s engagement in an amendment to the agreement with Energean of May 2022, as stated in Note 28C3, in June 2022, Hadera served Tamar with a notice regarding the reduction of quantities as stated above (hereinafter – the ”Reduction Notice”), and the reduction came into force in March 2023, following on Hadera’s entering into an amendment to the agreement with Energean dated May 2022, as outlined in Note 28C3. As of the approval date of the financial statements, the final scope of reduction by Hadera has not yet been determined and is being discussed with the Tamar Group. The Company expects that, upon and subject to the commercial operation of the Karish Tanin Reservoir and the acquisition of natural gas, in accordance with the Energean Transaction, the quantity and purchase cost of natural gas from the Tamar Group will drop. For information about the Energean agreements, including arrangements at the end of the reduction period, see Note 28C3. In addition, it is noted that the Company has contacted Tamar regarding the Reduction Notice in order to conclude that which is stated in subsegment (b) above.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 28 - CONTINGENT LIABILITIES AND COMMITMENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD (cont.)

C.	Agreements for the acquisition of natural gas (cont.)

In addition, in September 2016, Hadera and Tamar Group engaged in an additional agreement for the sale and purchase of gas (hereinafter in this section - the “Additional Agreement”). The additional agreement shall be in effect for up to 15 years from January 2019 or until the Total Contractual Quantity has been consumed – whichever is first. The gas price is denominated in dollars and linked to the weighted average of the generation component published by the Israeli Electricity Authority, and includes a minimum price. Supply of the gas in accordance with the additional agreement, is on an interruptible basis; i.e., Tamar Group will not be obligated to supply the gas quantity requested. At the same time, the Tamar Group may decide over the course of the engagement, that the supply will be on a non-interruptible basis, which will require it to supply the amounts requested by Hadera. In the event of such a resolution and as of the date of the Change in Supply Mechanism, Hadera will be subject to a TOP liability regarding a certain annual quantity of natural gas, in accordance with the mechanism set in the additional agreement. Hadera has an early termination right in respect of the additional gas agreement under certain circumstances that were set. Accordingly, in June 2022, Hadera informed Tamar Group of such early termination, which is to come into force after 12 months, and in accordance with the additional agreement is expected to terminate on June 30, 2023.

3.     The Energean Agreements

In December 2017, Rotem, Hadera, Israel Chemicals Ltd. and Bazan Ltd. (hereinafter – the “Group Companies”) engaged in agreements with Energean Israel Ltd. (hereinafter – “Energean”), which has holdings in the Karish Reservoir, for the purchase natural gas.  The agreements with respect to each of the Group Companies are separate and independent.  According to the terms of the agreements, the total original basic natural gas quantities that Rotem and Hadera are expected to purchase are 5.3 BCM and 3.7 BCM, respectively (hereinafter – the “Total Contractual Quantity”). For information about the increase in the Total Basic Contractual Quantity, see below in this section. The agreement includes, among other things, a TOP mechanism, whereby Rotem and Hadera undertake to pay for a minimum quantity of natural gas even if they have not used it.

Furthermore, the agreements include additional provisions and arrangements customary in agreements for the purchase of natural gas, including with regard to maintenance, gas quality, limitation of liability, buyer and seller collateral, assignments and liens, dispute resolution and operating mechanisms.

In accordance with the regulation, the Company is required to provide guarantees under certain conditions that were set in the agreement, including a downgrading of the rating that was set, and a decrease in the value of the quantities consumed in the gas consumption days in accordance with the contractual quantity set in the agreement.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 28 - CONTINGENT LIABILITIES AND COMMITMENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD (cont.)

C.     Agreements for the acquisition of natural gas (cont.)

Until the amendment of the agreements with Energean in November 2019, it was stipulated that the agreements will remain in effect until the earlier of: 15 years or until the Total Contractual Quantity will have been supplied by Energean to each of the subsidiaries (Rotem and Hadera) (hereinafter – the “First Agreement Period”), where the commencement date of the agreement will be no later than 12 months from the date Energean pumps its first gas (hereinafter - the “Karish Commercial Operation Date”). Under each of the Agreements, if 14 years from Karish’s Commercial Operation Date will have elapsed and the contracting company has not taken a volume equivalent to 90% of the Total Contractual Quantity, subject to prior notice, each party may extend the agreement for an additional period which will begin at the end of 15 years from the date the agreement took effect, until the earlier of: (1) full consumption of the Total Contractual Quantity; or (2) for an additional 3 years from the end of the first agreement period.

As part of an amendment to Rotem and Hadera’s Energean agreements of 2019, the rate of gas consumption by Rotem was accelerated, such that Rotem’s daily and annual contractual gas consumption from Energean was increased by 50%, with no change in the Total Contractual Quantity being purchased from Energean. Accordingly, the agreement period was updated to the earlier of 10 years or until the Total Contractual Quantity will have been consumed (in lieu of the earlier of 15 years or until the Total Contractual Quantity will have been consumed) (hereinafter - the “Additional Agreement Term”).

It should be noted that the agreements with Energean include circumstances under which each party to the agreements will be entitled to terminate the relevant agreement before the end of the First Agreement Period (or the additional agreement period), including cases of prolonged suspension of supply, compromised collateral, and more.

The price of the natural gas in the agreements with Energean is denominated in USD and is based on an agreed formula, which is linked to the Electricity Generation Component and includes a minimum price. The original total financial amount of the agreements was estimated at USD 1.3 billion (assuming consumption of the total basic quantity and in accordance with the original agreements and in accordance with the gas price formula as of the agreement date); it depends mainly on the electricity generation component, the increase of the quantities as specified below and the volume of gas consumed.

During 2021, Rotem and Hadera were paid the reduced compensation amount in respect of the delay in the supply of gas from the Karish Reservoir - NIS 9 million (approximately USD 3 million) and NIS 7 million (approximately USD 2 million), respectively. The said amount was offset from the cost of goods sold. In addition, Rotem and Hadera informed Energean that they reject its claims of a force majeure and that they were retaining their rights in accordance with their agreements.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 28 - CONTINGENT LIABILITIES AND COMMITMENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD (cont.)

     C.     Agreements for the acquisition of natural gas (cont.)

3.      The Energean Agreements (cont.)

In May 2022, an amendment to the Energean Agreements was signed, which set out, among other things, arrangements pertaining to bringing forward the reduction of the quantities of gas purchased under Rotem and Hadera’s natural gas agreements with the Tamar Group and the following arrangements:

As outlined in Note 28C1 and Note 28C2, in accordance with the Tamar Agreements, Rotem and Hadera may give the Tamar Group notice by December 31, 2022 regarding the reduction of part of the contractual minimum quantity of gas to be purchased, in accordance with the formulae set in the Tamar Agreements (hereinafter - the “Reduction Notice”); such reduction will come into force at the end of the period set in Rotem and Hadera's agreements with the Tamar Group (12 and 8 months, respectively) (hereinafter - the “Actual Reduction Date”). In accordance with the Energean Agreements, Rotem and Hadera shall issue the Reduction Notice by the date on which piping of gas from the Karish Reservoir will commence after the end of the running in period (hereinafter - the “Commercial Operation Date”). As part of the May 2022 amendment, it was decided that Rotem and Hadera will issue their respective Reduction Notices under the Tamar Agreements (as described in Note 28C1 and Note 28C2) within 30 days of the amendment date. It was further determined in the amendment that as from the Commercial Operation Date and through the Actual Reduction Date, Rotem and Hadera will have a TOP undertaking regarding a certain quantity of natural gas, and at the same time account settling arrangements were put in place in connection with the bringing forward of the Reduction Notice, and in connection with Rotem and Hadera’s purchase of gas from alternative sources if the Commercial Operation Date does not take place by the Actual Reduction Date. In addition, the amendment includes an option that may be exercised until the end of 2022 to purchase further immaterial quantities of natural gas from Energean under the terms of the agreement between Energean and Rotem. The amendment sets up further provisions, including, among other things, regarding waiver of assertions and claims in relation to the period prior to the amendment; the amendment also revises the circumstances and defers the dates on which the parties may terminate the Energean Agreements early due to a deferral of the Commercial Operation Date.

It is noted that, in August 2022, Rotem and Hadera informed Energean regarding the increase of the contractual gas quantity under the original terms and conditions of the Energean agreements (the increase does not constitute exercise of the above option, which is exercisable by the end of 2022). It is clarified that increasing the contractual quantity increases the TOP commitment under the agreements.

In November 2022, Rotem served Energean with a notice of the exercise of the option to acquire an additional immaterial quantity, as set out in the amendment to the agreement with Energean. In January 2023, Energean announced that the commissioning process is expected to be completed in February 2023. As of the approval date of the financial statements, Energean informed Hadera of the completion of the commissioning process under the Hadera Agreement on February 28, 2023; it also informed Rotem of the completion of the commissioning process under the Rotem Agreement as of March 25, 2023 and the commercial operation as of March 26, 2023.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 28 - CONTINGENT LIABILITIES AND COMMITMENTS DURING AND SUBSEQUENT TO THE REPORTING PERIOD (cont.)

D.     Acquisition of the Kiryat Gat Power Plant

In the reporting period, the Company entered, through a wholly owned subsidiary - OPC Power Plants (hereinafter - the “Acquirer”), together with Dor Alon Energy in Israel (1988) Ltd. (hereinafter - “Dor Alon”), and Dor Alon Gas Power Plants Limited Partnership (hereinafter jointly: the “Seller”) into an agreement for the purchase of all rights in a power plant located in the Kiryat Gat Industrial Zone (hereinafter - the “Acquisition Agreement”).

In accordance with the terms of the Acquisition Agreement, including adjustments made thereto, the Acquirer will acquire the sold rights in consideration for NIS 870 million (hereinafter - the “Consideration”), which will be paid on the transaction completion date except for a total of NIS 300 million that will be paid by December 31, 2023. The purchase amount as stated above shall be subject to additional adjustments in accordance with the provisions of the acquisition agreement, specifically cash balances and working capital,

As of the approval date of the financial statements, the completion of the transaction is subject to the fulfillment of conditions precedent on the dates set in the Acquisition Agreement and through March 31, 2023. As of the approval date of the financial statements, all of the conditions precedent have yet to be met.

In September 2022, the Company - through OPC Natural Gas LP - entered into agreements to sell natural gas to a corporation from the Dor Alon Group, including a binding agreement for the sale of natural gas, in the quantities of up to 0.1 BCM per year, and under the terms and conditions agreed upon (which include, inter alia, a TOP mechanism), for a period of five years from the commercial operation date of the Karish Reservoir. The agreement may be terminated or terminated early under certain specified circumstances between the parties.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 29 - SUBSEQUENT EVENTS

A.    In January 2023, the share exchange and investment transaction entered into in May 2022 by the Company and a wholly owned subsidiary of the Company - OPC Israel - with Veridis - was completed. As of the date on which the transaction was entered into, Veridis held 20% of the issued and paid-up share capital of Rotem and Rotem 2 (hereinafter jointly - the "Rotem Companies"), and the Company held the remaining (80%) of the issued and paid up share capital of the Rotem Companies (directly or indirectly).

To execute the outline agreed between the parties, the Company established a new subsidiary, OPC Israel, which - as of the approval date of the financial statements - coordinates all of the Company's activities relating to the production and supply of electricity and energy in Israel. For this purpose, in January 2023, on the eve of the Transaction Completion Date, the Company has transferred to OPC Israel, among other things, the shares of OPC. Power Plants, the holdings in Rotem 2, the holdings in Gnrgy, as well as other companies and operations in the area of activity in Israel, such as energy generation facilities on consumers’ premises, virtual electricity supply activity, and more (hereinafter - the “Transferred Activities”).

Furthermore, on the transaction completion date, Veridis transferred to OPC Israel a cash investment amount of NIS 452 million (after adjustments to the transaction’s original amount of NIS 425 million). Veridis was allocated 20% of the issued share capital of OPC Israel against the transfer of Veridis’ shares and rights in the Rotem Companies as stated above, and against the transfer of the investment amount to OPC Israel as stated above.

It should be noted that a total of NIS 400 million out of the investment amount was used by Rotem to repay (pro rata) part of the shareholders’ loan extended by the Company and Veridis to Rotem in 2021 (for more information, see Note 25D2) to the annual financial statements; furthermore, a shareholders’ agreement was signed between the Company and Veridis, which regulates their relationship in OPC Israel.

In addition, as part of the Transaction, arrangements were put in place regarding guarantees that the Company provided and/or will provide in favor of the activities transferred to OPC Israel, which include, among other things, steps taken by the parties to transfer the guarantees to OPC Israel or Veridis, in accordance with its proportionate share, as well as indemnity arrangements in respect of such guarantees that will be retained by the Company. In addition, the parties take steps to complete actions in connection with the financing agreements of the Zomet and Hadera power plants, and in connection with adapting the said agreements to the holdings structure after the completion of the investment transaction. As of the report date, this process has not yet been completed.

B.    In January 2023, CPV Group (through a 100%-held corporation) entered into an agreement for the acquisition of all rights (100%) in four active wind energy power plants with an aggregate capacity of 81.5 MW located in Maine, New England USA (hereinafter in this subsection - the “Projects”). In consideration for all of the seller’s rights in the Projects, on the transaction completion date CPV Group will pay USD 172 million in cash, which is subject to adjustments as of the transaction completion date (adjustments in accordance with the provisions of the acquisition agreement, including to the cash and working capital balances). It should be noted that the execution of the acquisition and the completion of the transaction are subject to conditions precedent that have not yet been fulfilled as of the approval date of the financial statements.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 30 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES

Valley

Statement of Financial Position

		As at December 31, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Property, plant & equipment	A, C, D	786,365	(165,597)	620,768
Intangible assets	D	20,604	(20,604)	-
Other assets		116,963	-	116,963

Total assets		923,932	(186,201)	737,731

Accounts payable and deferred expenses	A	31,775	(1,409)	30,366
Other liabilities		518,259	-	518,259

Total liabilities		550,034	(1,409)	548,625

Partners’ equity	A, C	373,898	(184,792)	189,106

Total liabilities and equity		923,932	(186,201)	737,731

		As at December 31, 2021
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Property, plant & equipment	A, C, D	811,284	(188,193)	623,091
Intangible assets	D	10,332	(10,332)	-
Other assets		118,188	-	118,188

Total assets		939,804	(198,525)	741,279

Accounts payable and deferred expenses	A	40,493	(1,421)	39,072
Other liabilities		583,413	-	583,413

Total liabilities		623,906	(1,421)	622,485

Partners’ equity	A,C	315,898	(197,104)	118,794

Total liabilities and equity		939,804	(198,525)	741,279

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 30 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Valley

 Statements of income and other comprehensive income:

		For the year ended December 31, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Revenues		405,548	-	405,548
Operating expenses	A	296,645	(5,603)	291,042
Depreciation and amortization	C	25,714	(6,709)	19,005

Operating profit		83,189	12,312	95,501

Finance expenses	B	32,913	(6,546)	26,367

Profit for the year		50,276	18,858	69,134

Other comprehensive income - interest rate swaps	B	7,724	(6,546)	1,178

Comprehensive income for the year		58,000	12,312	70,312

		For the year ended December 31, 2021
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Revenues		150,647	-	150,647
Operating expenses	A	171,571	(4,872)	166,699
Depreciation and amortization	C	25,714	(6,277)	19,437
Impairment of property, plant & equipment	C	-	219,302	219,302

Operating loss		(46,638)	(208,153)	(254,791)

Finance expenses	B	31,806	(5,052)	26,754

Loss for the year		(78,444)	(203,101)	(281,545)

Other comprehensive income - interest rate swaps	B	8,762	(5,052)	3,710

Comprehensive loss for the year		(69,682)	(208,153)	(277,835)

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 30 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Valley

Material adjustments to the statement of cash flows

		For the year ended December 31, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the year	A, B, C	50,276	18,858	69,134

Net cash from operating activities		62,497	-	62,497
Net cash provided by (used in) investing activities	E	(11,226)	19,571	8,345
Net cash used in financing activities		(69,934)	-	(69,934)

Net increase (decrease) in cash and cash equivalents		(18,663)	19,571	908

Cash and cash equivalents balance at the beginning of the year	E	98	180	278

Restricted cash balance at beginning of the year	E	76,390	(76,390)	-

Cash and cash equivalents balance at the end of the year	E	145	1,041	1,186

Restricted cash balance at end of the year	E	57,680	(57,680)	-

		For the year ended December 31, 2021
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Loss for the year	A, B, C	(78,444)	(203,101)	(281,545)

Net cash from operating activities		16,448	-	16,448
Net cash from investing activities	E	(342)	11,156	10,814
Net cash used in financing activities		(27,407)	-	(27,407)

Net increase (decrease) in cash and cash equivalents		(11,301)	11,156	(145)

Cash and cash equivalents balance at the beginning of the year	E	89	335	424

Restricted cash balance at beginning of the year	E	87,700	(87,700)	-

Cash and cash equivalents balance at the end of the year	E	98	181	279

Restricted cash balance at end of the year	E	76,390	(76,390)	-

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 30 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Fairview

Statement of Financial Position

		As of December 31, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Property, plant & equipment	A, D	839,665	45,684	885,349
Intangible assets	D	27,624	(27,624)	-
Other assets		152,461	-	152,461

Total assets		1,019,750	18,060	1,037,810

Accounts payable and deferred expenses	A	38,800	(6,354)	32,446
Other liabilities		533,630	700	534,330

Total liabilities		572,430	(5,654)	556,776

Partners’ equity	A	447,320	23,714	471,034

Total liabilities and equity		1,019,750	18,060	1,037,810

		As of December 31, 2021
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Property, plant & equipment	A, D	864,620	38,034	902,654
Intangible assets	D	28,494	(28,494)	-
Other assets		191,049	-	191,049

Total assets		1,084,163	9,540	1,093,703

Accounts payable and deferred expenses	A	29,021	(6,623)	22,398
Other liabilities		703,927	980	704,907

Total liabilities		732,948	(5,643)	727,305

Partners’ equity	A	351,215	15,183	366,398

Total liabilities and equity		1,084,163	9,540	1,093,703

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 30 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Fairview

Statements of income and other comprehensive income:

	For the year ended December 31, 2022
	US GAAP	Adjustments to IFRS	Adjustments to the Group’s accounting policies*	IFRS according to the Group’s accounting policies
	In USD thousand	In USD thousand	In USD thousand	In USD thousand

Revenues	450,906	-	(76,939)	373,967
Operating expenses	345,546	(8,251)	(76,939)	260,356

Operating profit	105,360	8,251	-	113,611

Finance expenses	21,065	(6,360)	-	14,705

Profit for the year	84,295	14,611	-	98,906

Other comprehensive income - interest rate swaps	21,810	(6,080)	-	15,730

Comprehensive income for the year	106,105	8,531	-	114,636

	For the year ended December 31, 2021
	US GAAP	Adjustments to IFRS	Adjustments to the Group’s accounting policies*	IFRS according to the Group’s accounting policies
	In USD thousand	In USD thousand	In USD thousand	In USD thousand

Revenues	257,669	-	(39,576)	218,093
Operating expenses	226,094	(8,350)	(39,576)	178,168

Operating profit	31,575	8,350	-	39,925

Finance expenses	30,642	(4,925)	-	25,717

Profit for the year	933	13,275	-	14,208

Other comprehensive income - interest rate swaps	15,836	(4,645)	-	11,191

Comprehensive loss for the year	16,769	8,630	-	25,399
(*) Represents adjustments to the Group’s accounting policies regarding presentation of hedging transactions on energy margins.

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 30 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Fairview

Material adjustments to the statement of cash flows

		For the year ended December 31, 2022
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the year	A, B	84,295	14,611	98,906

Net cash from operating activities		140,040	-	140,040
Net cash provided by (used in) investing activities	E	(7,323)	31,299	23,976
Net cash used in financing activities		(166,965)	-	(166,965)

Net increase (decrease) in cash and cash equivalents		(34,248)	31,299	(2,949)

Cash and cash equivalents balance at the beginning of the year	E	78	4,330	4,408

Restricted cash balance at beginning of the year	E	72,663	(72,663)	-

Cash and cash equivalents balance at the end of the year	E	89	1,370	1,459

Restricted cash balance at end of the year	E	38,404	(38,404)	-

		For the year ended December 31, 2021
		US GAAP	Adjustments	IFRS
		In USD thousand	In USD thousand	In USD thousand

Profit for the year	A, B	933	13,275	14,208

Net cash from operating activities		10,420	-	10,420
Net cash used in investing activities	E	(2,373)	(36,139)	(38,512)
Net cash used in financing activities		31,939	-	31,939

Net increase (decrease) in cash and cash equivalents		39,986	(36,139)	3,847

Cash and cash equivalents balance at the beginning of the year	E	51	510	424

Restricted cash balance at beginning of the year	E	32,704	(32,704)	-

Cash and cash equivalents balance at the end of the year	E	78	4,330	4,408

Restricted cash balance at end of the year	E	72,663	(72,663)	-

OPC Energy Ltd.

Notes to the consolidated financial statements as at December 31, 2022

NOTE 30 - ATTACHMENT OF FINANCIAL STATEMENTS OF MATERIAL ASSOCIATES (cont.)

Below is information about the main adjustments in Valley and Fairview between US GAAP and IFRS:

A.
Maintenance costs under the Long-Term Control Plan agreement: under IFRS (hereinafter - “LTCP”), variable payments which were paid in accordance with the milestones as set in the LTCP agreement are capitalized to the cost of property, plant and equipment and depreciated over the period from the date on which maintenance work was carried out until the date on which maintenance work is due to take place again. Under US GAAP, the said payments are recognized as expenses on the maintenance work’s execution date, and recognized in profit and loss.

B.
Hedge effectiveness of interest rate swaps: in accordance with the IFRS - the associates recognize adjustments relating to the ineffective portion of its cash flow hedge under finance expenses in profit and loss. Under US GAAP, there is no part which is not effective, and the hedging results are recognized in full in other comprehensive income.

C.
Impairment of property, plant and equipment in Valley: In 2021, prior to the acquisition date of CPV Group, indications of impairment of the property, plant and equipment were identified. Under IFRS, the carrying amount exceeded the recoverable amount (the discounted cash flows that Valley expects to generate from the asset), and consequently an impairment loss was recognized. Under US GAAP, the non-discounted cash flows that Valley expects to generate from the asset exceeded the carrying amount, and therefore no impairment loss was recognized. Since the impairment loss was taken into account as part of the excess cost allocation work as of the acquisition date of CPV Group, its subsequent reversal in Valley’s financial statements, if recognized, shall not affect the Company's results.

D.	Intangible assets: Under IFRS, certain intangible assets are defined as property, plant and equipment.

E.	Restricted cash: The presentation of restricted cash in the cash flow statements varies between IFRS and US GAAP.